Exhibit 2.2

PURCHASE AGREEMENT

BY AND BETWEEN

COMMSCOPE HOLDING COMPANY, INC.

AND

VANTIVA SA

[•], 2023

i

APPENDICES AND EXHIBITS

Appendices:
Appendix A	–	Purchased Assets
Appendix B	–	Assumed Liabilities
Appendix C	–	Excluded Assets
Appendix D	–	Excluded Liabilities
Appendix E	–	Delayed Closing Transfer Principles
Appendix F	–	Purchased Entities

Exhibits:
Exhibit A	–	Purchase Structure Memorandum
Exhibit B	–	[Reserved]
Exhibit C	–	Form of Intellectual Property Matters Agreement
Exhibit D	–	Earn-out Exhibit
Exhibit E	–	Form of Investment Agreement

v

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”) dated as of [•], 2023 (the “Agreement Date”)1, is entered into by and between CommScope Holding Company, Inc., a Delaware corporation (“Seller”), and Vantiva SA, a société anonyme organized under the Laws of France (“Buyer,” and together with Seller, each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, Seller, through itself or one or more of its direct or indirect Subsidiaries, is engaged in, among other things, the operation of the Business.

WHEREAS, Buyer, through itself and one or more of its direct or indirect Subsidiaries, desires to purchase and assume, and Seller, through itself and one or more of its direct or indirect Subsidiaries, desires to sell, transfer and assign the Purchased Assets, the Purchased Shares and the Assumed Liabilities of the Business to Buyer and one or more of its direct or indirect Subsidiaries, upon the terms and subject to the conditions specified in this Agreement (the “Purchase Transaction”).

WHEREAS, Buyer desires to purchase and assume the Business as a going concern, and, in furtherance thereof, as a condition and an inducement to Seller and Buyer to enter into this Agreement, Seller and Buyer have concurrently herewith entered into the IPMA and the Investment Agreement, each to be effective as of the Closing Date.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Certain Definitions.

“ACA” means the Patient Protection and Affordable Care Act of 2010, as amended, and regulations promulgated thereunder.

“Acquired Rights Directive” has the meaning set forth in the definition of “Transfer Regulations.”

“Affiliate” means (a) in the case of an individual, the individual’s spouse (or civil partner) and the members of the immediate family (including parents, siblings, children and spouses (or civil partners) of the foregoing) of (i) the individual, (ii) the individual’s spouse (or civil partner) and (iii) any Business Entity that directly or indirectly, through one or more intermediaries, is controlled by, or is under common control with, any of the foregoing individuals, or (b) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Business Entity; provided that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through

[1]	Note to Draft: To be the date the Option Agreement is exercised.

the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, as used in this Agreement, the term “Affiliate” shall, with respect to Seller for all periods prior to the Closing Date, and with respect to Buyer for all periods following the consummation of the transactions contemplated by this Agreement, include each Purchased Entity to be acquired pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement, in each case, provided that such Person otherwise satisfies the definition of “Affiliate” due to the requisite control; provided that no Purchased Entity shall be deemed to be an “Affiliate” of Buyer unless and until legal title to the equity interests of such Person has, directly or indirectly, transferred to Buyer or an Other Buyer in accordance with the terms and provisions of this Agreement; provided, further, that in no circumstance shall Seller or any of its Affiliates that is not a Purchased Entity be deemed to be an “Affiliate” of Buyer.

“AGH” means ARRIS Global Holdings Inc., a Delaware corporation.

“AMF” means the Autorité des marchés financiers.

“Ancillary Materials” means (i) the Disclosure Letter, (ii) any exhibit, schedule or annex of this Agreement (except a separately executed Transaction Document), (iii) the Closing Transfer Documents, and (iv) any certificate delivered pursuant to this Agreement.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.), as amended, the UK Bribery Act 2010, as amended, the France Sapin 2 Law (French law n°2016-1691), as amended, and all anti-corruption or anti-bribery Laws of any jurisdiction where any Seller or any of its Subsidiaries conducts business.

“Anti-Money Laundering Laws” means all anti-money laundering laws applicable to Seller or any of its Subsidiaries, including, and only to the extent so applicable, United States statute 18 U.S.C. §§ 1956 and 1957 and the Bank Secrecy Act, as amended by the USA PATRIOT ACT (31 U.S.C. §§ 5311 et seq.) and its implementing regulations, 31 C.F.R. Chapter X.

“Antitrust Clearance” shall mean the fact that, in accordance with the Antitrust Laws, any Governmental Authority having jurisdiction with respect to the concentration resulting from the contemplated Purchase Transaction (i) authorizes such concentration, (ii) does not prevent such concentration within the applicable waiting period which is deemed to be an official waiver from such Governmental Authority under the applicable Antitrust Laws, or (iii) decides that such concentration falls outside the scope of the relevant Antitrust Laws.

“Antitrust Laws” means any applicable United States federal or state, or non-U.S. or local Laws, statutes, rules, regulations or Orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, reduction or restriction of competition or restraint of trade.

“ARRIS Global” means ARRIS Global Ltd., a company limited by shares incorporated under the laws of England/Wales, with company number 01672847.

“ARRIS International” means ARRIS International Limited, a company limited by shares incorporated under the laws of England/Wales, with company number 9551763.

“Assumed Benefit Plans” means, collectively, (a) each Seller Benefit Plan that is sponsored or maintained by a Purchased Entity and that will transfer with the Purchased Entity by operation of Law, in each case, to the extent applicable to Business Employees, and (b) each Seller Retirement Plan.

“Automatic Transferred Employees” means those employees of Seller or its Subsidiaries with respect to whom local employment Laws, including the Transfer Regulations, provide for an automatic transfer of employment, employer substitution or similar method of transfer to Buyer or any of its Affiliates in connection with the Closing.

“Business” means the Home Networks Business, but excluding (a) any assets, businesses and operations set forth on Schedule 1.1(a)(i) of the Disclosure Letter and (b) any Shared Services.

“Business Cash” means the aggregate amount of cash and cash equivalents (including any marketable securities, cheques, deposits in transit) that is retained by the Purchased Entities as of immediately prior to the Effective Time and transferred to Buyer or one of its Affiliates by virtue of the acquisition of the Purchased Shares hereunder, calculated in accordance with GAAP, consistently applied with past practices of Seller. Notwithstanding the foregoing, the Parties shall work in good faith to ensure the Purchased Entities do not retain more Business Cash than would be necessary to pay the first month of local salaries post-Closing.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or in Paris, France are permitted or required by Law to close.

“Business Employee” means (a) the employees of Seller or any of its Subsidiaries, as applicable, set forth in Schedule 2.5.2(a) of the Disclosure Letter (which schedule shall be further revised prior to the Closing as contemplated pursuant to Section 2.5.2(a)), all Automatic Transferred Employees and all Purchased Entity Employees, in each case, also set forth on Schedule 2.5.2(a) of the Disclosure Letter (including, in each case, for the avoidance of doubt, any such employees who, on the Closing Date, are on maternity or paternity leave, leave under the United States’ Family Medical Leave Act of 1993, vacation leave, education leave, national service or military leave, approved personal leave, leave for purposes of jury duty, short-term or long-term disability leave or medical leave or equivalent under local Law, unless otherwise required under local employment Laws), excluding any such employees whose termination of employment with Seller or any of its Subsidiaries, as applicable, has been notified prior to the Closing, (b) each new employee of Seller or any of its Subsidiaries hired between the Reference Date and the Closing Date in the Ordinary Course of Business as a replacement of an existing employee of Seller or one of its Subsidiaries described in clause (a) of this definition, (c) each additional employee of Seller or any of its Subsidiaries hired between the Reference Date and the Closing Date in the Ordinary Course of Business with the pre-approval of the Buyer that primarily devote his or her time to the Business, and (d) each other employee of Seller or any of its Subsidiaries that Seller and Buyer have, in writing, mutually agreed to transfer to Buyer prior to the Closing Date or whose transfer to Buyer and its Affiliates is required under applicable local Law.

“Business Entity” means any corporation (including any non-profit corporation; U.S. and non-U.S. entities), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Business Indebtedness” means, on any date, the aggregate amount of Indebtedness calculated in accordance with GAAP and measured at the Designated Exchange Rate in respect of such determination date that is incurred by any Purchased Entity and which remains outstanding as of such date; provided that Business Indebtedness shall not include (a) any Indebtedness arranged by Buyer or any of its Affiliates, (b) Indebtedness to the extent repaid or otherwise terminated or released prior to or as of the Closing, (c) any intercompany Indebtedness solely by and among the Purchased Entities or (d) any Indebtedness of Seller or any of its Subsidiaries other than a Purchased Entity.

“Business Records” means all customer, distributor, vendor, supplier, contractor, and service provider lists, invoices and purchase orders, production data, cost records, sales and pricing data, supplier records, Tax records, data respecting employees and business activities, employee master payroll data and historical reporting data, product data, manuals and literature, technical information, drawings, specifications and other engineering data, user data or data associated with or derived from the internet websites of Seller or its Subsidiaries and other business files, data, databases, documents and records (including billing, payment and dispute histories, credit information and similar data) relating to customers, distributors, vendors, suppliers, employees, contractors or service providers of the Business, and other businesses and financial records, files, data, databases, correspondence, personnel information, books and documents (whether in hard copy or computer format), in each case, relating to the Business, the Purchased Assets, the Assumed Liabilities, the Purchased Entities or Proceedings arising in connection therewith; provided, however, that the Business Records will not include any (a) employee-related or employee benefit-related files or records, employee benefit plans or documents relating to commitments and arrangements with employees of Seller or its Subsidiaries, except for personnel files and other employee information for Continuing Employees that are required to be transferred by applicable Law, (b) books and records that relate to or include information of third parties that is subject to a confidentiality agreement that is not a Purchased Asset, or (c) corporate records or Tax Returns of Seller or any of its Subsidiaries (other than the Purchased Entities).

“Buyer Incentive Plans” means, collectively, Buyer’s 2022 Long-Term Incentive Plan and Buyer’s 2023 Long-Term Incentive Plan.

“Buyer Material Adverse Effect” means any change, circumstance, occurrence, event or effect (“Effect”) that, individually or in the aggregate: (i) is materially adverse to the operations, financial condition or results of operations of Buyer’s business, taken as a whole; provided that none of the following shall, either alone or in combination, be deemed to constitute a Buyer Material Adverse Effect, or be taken into account in determining whether a Buyer Material Adverse Effect pursuant to this clause (i) has occurred: any Effect resulting from or arising out of (a) the public announcement of the purchase of the Business and the execution of this Agreement and the other Transaction Documents, and/or the pendency of the transactions contemplated hereby or thereby or any other publicity, leak or rumor with respect thereto, including the impact of any of the foregoing on relationships with customers, suppliers, partners, lenders, officers, employees, regulators or other third party or any suit, action or other Proceeding arising therefrom or in connection therewith, (b) the performance by Buyer or any Other Buyer of its obligations under this Agreement or the other Transaction Documents, and/or actions required under this Agreement to obtain any approval or authorization under applicable Laws for the consummation of the transactions contemplated by this Agreement, including Antitrust Laws, (c) any actions taken or omitted to be taken by Buyer or its Affiliates to comply with, or that are required by, this Agreement or any actions taken or omitted to be taken by Buyer or its Affiliates at Seller’s request or with the consent of Seller or in compliance with applicable Law or Contracts, (d) general business, regulatory, financial or economic conditions in the United States, France or other non-U.S. locations where Buyer’s business is operated, including changes in prevailing interest rates or fluctuations in currency, (e) general changes, developments, or conditions in the industry or markets in which Buyer’s business is conducted, (f) any change or development in Laws (including proposed changes or developments), any changes or proposed changes in GAAP (or the applicable accounting standards in any jurisdictions outside of the United States, including IFRS), or the enforcement or interpretation of any of the foregoing or any COVID-19 Measures or any changes after the Reference Date in such COVID-19 Measures or interpretations thereof, (g) any changes in the economy in general, or the financial, banking or securities markets (including any disruption thereof), (h) any global or natural conditions or circumstances, including natural disasters, an outbreak or escalation of war (whether or not declared), armed hostilities, criminal activities, acts of terrorism, cyberattacks, sabotage, political instability or other national or international calamity, crisis or emergency, or any escalation or worsening of the foregoing (including those in Ukraine), (i) any pandemic, epidemic, disease or contagion outbreaks or worsening (including COVID-19), earthquakes, volcanic eruptions, hurricanes, floods, tsunamis and other natural disasters or other natural conditions or weather-related events, circumstances or developments, (j) any violation or breach of this Agreement by Seller, (k) the failure of the financial or operating performance of Buyer’s business to meet estimates or expectations (but the underlying reason for such failure to meet such estimates or expectations may be taken into account in determining whether a Buyer Material Adverse Effect has occurred, provided such reason is not otherwise described in clauses (a) through (j) of this definition), or (l) any matter set forth in the Disclosure Letter; provided that, in the case of the clauses (d), (e), (f) and (g) of this definition, Effects referred to therein shall be excluded only to the extent they do not disproportionately impact Buyer’s business in a material manner relative to Buyer’s competitors in the industry in which Buyer competes (i.e., if there is a disproportionate impact, only the extent of such disproportionate impact shall be taken into account in determining whether there is a Buyer Material Adverse Effect); or (ii) would reasonably be expected to prevent or materially interfere with or delay the transactions contemplated hereby or any of the other Transaction Documents.

“Buyer Ordinary Shares” means ordinary shares of Buyer, with a par value of €0.01 per share.

“Buyer Board Resolutions” means the resolutions of Buyer’s board of directors approving this Agreement and the transactions contemplated herein, and convening Buyer’s shareholders at the Buyer Shareholders’ Meeting to vote on the Buyer Shareholder Approval.

“Buyer’s Fully Diluted Share Total” means, on the date of determination, that number of outstanding Buyer Ordinary Shares calculated on a Fully Diluted basis.

“Buyer Shareholder Approval” means the approval of (i) the increases to Buyer’s share capital necessary to issue the Newly Issued Shares, by the holders of two thirds of votes cast at the Buyer Shareholders’ Meeting by way of delegation of powers to Buyer’s board of directors and (ii) subject to the approval of the issue of the Newly Issued Shares, the appointment to Buyer’s board of directors of the Seller’s one designee, by the holders of 50% of the number of voting rights attached to the Buyer Ordinary Shares entitled to vote thereon at the Buyer Shareholders’ Meeting.

“C.F.R.” means the U.S. Code of Federal Regulations.

“Closing Transfer Documents” means the Bills of Sale, the Local Transfer Agreements, the Equity Transfer Documents, the documents, certificates and resolutions referred to in Section 2.5.1(a) and any other agreement necessary to effect the Transfer of the Purchased Assets, the Purchased Shares (and any Purchased Entity Shares in connection with any Delayed Transfer Closing, if applicable) and Assumed Liabilities in the Purchase Transaction.

“Closing Restructuring” means all Restructuring Activities with respect to the Principal Jurisdictions have been completed with respect to such jurisdictions in all material respects (except with respect to actions expressly contemplated in the Purchase Structure Memorandum to be completed at or after the Closing) and the Parties are able to complete the Purchase Transactions in such jurisdictions.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

“Confidential Information” means any confidential or proprietary information, including any formula, pattern, device, compilation or information, proprietary technical, economic, environmental, operational, financial, technology, operating, financial and/or other business information, methods of operation, financial statements, market studies and forecasts, competitive analyses, target markets, advertising techniques, pricing policies and information, specifications for products, equipment and processes, manufacturing and performance specifications and procedures, engineering drawings and graphs, technical, research and engineering data, manufacturing know-how, the substance of agreements with customers and others, marketing and similar arrangements, servicing and training programs and arrangements, customer lists, customer profiles, customer preferences, and any other documents or materials embodying such information, employee census information and, as required by applicable Law, other employee information.

“Consent” means any required consent, waiver or approval of, or authorization, order, license, permission, permit, qualification, exemption or waiver by, any third party or Governmental Authority.

“Contract” means any legally binding contract, purchase order, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note, arrangement, understanding or other legally binding commitment or undertaking, but excluding any Seller Benefit Plans.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“CST” means CommScope Technologies LLC, a Delaware limited liability company.

“CT Confidentiality Agreement” means the Clean Team Confidentiality Agreement, dated January 26, 2023, as amended, by and between Seller and Buyer.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Authority, including: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott laws and regulations administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, anti-boycott, or other trade Laws or programs in any jurisdiction where the Business is conducted.

“Deal Related Severance” means all amounts required to be paid under applicable Law or Seller Benefit Plan to any Business Employee (a) by reason of the termination of his or her employment with Seller or any of its Subsidiaries (including termination of a Business Employee’s employment by Seller or any of its Subsidiaries following rejection by such Business Employee of a Compliant Offer) in connection with the transactions contemplated by this Agreement, or (b) by reason of operation of, or under, applicable Law as a result of the consummation of the transactions contemplated by this Agreement, and, in each case, including any Taxes imposed on the employer as a result thereof. For the avoidance of doubt, “Deal Related Severance” shall not include any Retention Bonuses.

“Designated Exchange Rate” means, in respect of any date, the closing rate of exchange on the Business Day immediately preceding such date from the applicable non-U.S. currency to Dollars as published by Thomson Reuters at https://www.reuters.com/markets/currencies.

“Dollars” or “$,” when used in this Agreement or any other agreement or document contemplated hereby, means United States dollars unless otherwise stated.

“Effect” has the meaning set forth in the definition of “Buyer Material Adverse Effect” in this Section 1.1.

“Environmental Claim” means any written claim, Proceeding, complaint, or notice of violation alleging violation of, or Liability under, any Environmental Laws.

“Environmental Laws” means any applicable non-U.S., federal, state or local Laws, statutes, regulations, codes, ordinances, permits, Orders or common law, in each case as in effect on the Closing Date, relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include the following United States statutes: the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act of 1910, as amended, 7 U.S.C. §§ 136 et seq.; the Oil Pollution Act of 1990, as amended, 33 U.S.C. §§ 2701 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq. and all analogous or similar non-U.S., federal state or local Laws, each as amended.

“Equity Awards” means all RSUs, stock options or other equity-based interests or awards of Seller granted to Business Employees (other than Business Taiwan Employees) and service providers of Seller and its Subsidiaries.

“ERISA” has the meaning set forth in the definition of “Seller Benefit Plans” in this Section 1.1.

“ERISA Affiliate” means any Person which would be treated as a single employer with Seller or its Subsidiaries under Section 414 of the Code or Section 4001(b) of ERISA.

“Excluded Shared Contracts” means any Shared Contracts that are offer letters, invention assignment agreements, confidentiality agreements with Business Employees, Seller Benefit Plans, patent cross-license agreements, insurance policies or real property leases and subleases (other than Real Property Leases).

“Fixed Cash LTI Awards” means fixed cash long-term incentive awards of Seller granted to Business Employees (other than Business Taiwan Employees) and service providers of Seller and its Subsidiaries.

“Foreign Investment Authority” means: (i) with respect to France, the French Ministère de l’Economie et des Finances or any other competent French Governmental Authority for the purposes of authorizing the Purchase Transaction pursuant to the French Foreign Investment Regulations; and (ii) with respect to the United Kingdom, the U.K. Secretary of State.

“FDI Clearance” means: (i) with respect to France, (a) an express decision from the French Ministère de l’Economie et des Finances, which, pursuant to the French Foreign Investment Regulations, authorizes in accordance with the relevant applicable Law or does not prevent the Purchase Transaction without any conditions or undertakings or (b) a written confirmation from the French Ministère de l’Economie et des Finances that the Purchase Transaction does not fall within the French Foreign Investment Regulations, and (ii) with respect to the United Kingdom, if a transaction contemplated hereby or any part thereof is a “notifiable acquisition” pursuant to section 6 of the NSIA that requires approval pursuant to section 13 of the NSIA as in force at the relevant time, such transaction is approved by the U.K. Secretary of State pursuant to the NSIA

“Fraud” means actual, intentional and knowing common law fraud under Delaware law.

“French Foreign Investment Regulations” means the articles L. 151-3 et seq., R. 153-1 et seq. of the French Code Monétaire et Financier (as such articles may be amended from time to time) and Order of December 31, 2019 relating to foreign investments in France.

“French Securities Laws” means, unless otherwise provided, the applicable provisions of either of the French Commercial Code (Code de commerce), the French Monetary and Financial Code (Code monétaire et financier) and the AMF General Rules (Règlement général), in each case, as amended, and the rules and regulations promulgated thereunder.

“Fully Diluted” means, with respect to any calculation, such calculation taking into account and treating as outstanding, in addition to all outstanding Buyer Ordinary Shares, (a) the maximum number of Buyer Ordinary Shares issuable in respect of all securities exercisable or convertible into or exchangeable for Buyer Ordinary Shares, (b) the Buyer Ordinary Shares represented by all stock options or appreciation rights and performance or restricted share plans (including the rights to receive free shares) and (c) the Buyer Ordinary Shares issuable upon full exercise, conversion or exchange of all other rights to purchase, subscribe for or otherwise acquire Buyer Ordinary Shares.

“Fundamental Representations” means, with respect to Buyer, the representations and warranties set forth in Section 5.1 (Corporate Existence), Section 5.2 (Corporate Authority), Section 5.3 (Capitalization; Newly Issued Shares) and Section 5.9 (Finders; Brokers), and with respect to Seller, the representations and warranties set forth in Section 4.1 (Corporate Existence), Section 4.2 (Corporate Authority), Section 4.4 (Purchased Entities; Capitalization) and Section 4.16 (Finders; Brokers).

“GAAP” means generally accepted accounting principles in the United States of America.

“Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, byproducts or derivatives and asbestos and any other substance, material or waste listed, classified or regulated as a “solid waste,” “hazardous” “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic,” “toxic substance,” “toxic waste”, “toxic pollutant,” “contaminant,” or “pollutant” or any similar terms, or that is otherwise subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Materials or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended, and regulations promulgated thereunder.

“Home Networks Business” means the “home networks” business, which includes (a) broadband offerings (i.e., devices including provided software that provide residential connectivity to a service providers’ network, such as digital subscriber line and cable modems, telephone and data gateways that incorporate routing and Wi-Fi functionality, and whole home broadband solutions) (whether sold through a retail channel or otherwise), (b) video products (i.e., set top boxes), including provided software, that support cable, satellite and IPTV content delivery, including products such as digital video recorders, high definition set top boxes and hybrid set top devices (whether sold through a retail channel or otherwise), (c) ECO software and services (including the ECO CPE life cycle management application software products) and professional services related to ECO and “Connected Home,” and (d) the HomeSight business (i.e., (i) integrated CPE devices, which include support for video, broadband, and IoT services, (ii) related hardware peripherals such as IoT sensors, (iii) device-based and mobile applications, and (iv) cloud applications that support in-home managed care and aging-in-place solutions), in each case, as conducted by Seller as of immediately prior to the Closing and with respect to only the products set forth on Schedule 1.1(a)(ii) of the Disclosure Letter (including the design, production, provision, development, manufacturing, marketing, distribution, sale, license, import, export, support and maintenance, service, repair or other exploitation of such products).

“IFRS” means the International Financial Reporting Standards, as adopted by the European Union as of the Closing Date.

“Income Tax” means all Taxes based upon, measured by, or calculated with respect to (a) gross or net income or gross or net receipts or profits (including any capital gains Taxes, minimum Taxes and income Taxes collected by withholding, but not including VAT, sales, use, goods and services, real or personal property transfer or other similar Taxes), or (b) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by or calculated with respect to, is described in clause (a) of this definition.

“Indebtedness” means (a) indebtedness for borrowed money, including that evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal and accrued interest related thereto), (b) any obligations pursuant to any letter of credit, surety bond, or performance bond to the extent that amounts thereunder are then drawn and a claim for funding pursuant thereto by the issuer thereof is pending, (c) obligations under capitalized leases (including unpaid interest, fees or expenses and other monetary obligations, but excluding any prepayment and redemption premiums or penalties to the extent not owing as of the Closing) historically capitalized by Seller in accordance with past practices, excluding any leases of real property and leases historically characterized in good faith by Seller as operating leases (the amount of such obligations being the capitalized amount thereof determined in accordance with GAAP), (d) obligations respecting accrued but unpaid dividends (other than any dividends payable to a Purchased Entity), (e) all net obligations with respect to derivatives, interest-rate hedging, swaps or similar financial arrangements (valued at the termination value thereof and net of all payments owed thereunder), (f) deferred payment obligations and any earn out Liabilities associated with past acquisitions, and (g) any outstanding guarantees of obligations of the type described in clauses (a) through (f) of this definition. Notwithstanding the foregoing, “Indebtedness” shall not (A) include (1) any deferred revenue, customer deposits, deferred rent or non-capitalized leases (determined in accordance with the historical treatment thereof by Seller and its Subsidiaries and past practices thereof), (2) any letter of credit, surety bond or performance bond to the extent undrawn or for which a funding claim has not been made that is pending, (3) any trade payables or accrued expenses, (4) any asset retirement or leasehold improvement obligations,(5) any prepayment premiums or penalties or breakage costs or similar amounts to the extent not then owing or triggered by the Closing or (B) take into account the application of the Accounting Scholars’ Update No. 2016-02 promulgated by the Financial Accounting Standards Board or otherwise include capitalized obligations under real property leases.

“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Party obligated to indemnify a Notifying Party and its related Indemnified Parties.

“Indirect Transfer Taxes” means all Taxes imposed by any Governmental Authority in any non-U.S. jurisdiction in connection with the indirect transfer of (a) assets located in such jurisdiction or (b) equity securities in an entity formed, incorporated or otherwise established in such jurisdiction, in each case, in connection with the transactions contemplated under this Agreement and the other Transaction Documents.

“Intellectual Property Rights” or “IPR” means the rights, titles, and interests in, of, to, and associated with the following anywhere in the world, by whatever name or term known or designated, whether arising by operation of Law, international treaty, contract, license or otherwise, both statutory and common law rights, including all: (a) patents (design and utility), statutory invention registrations and utility models, design patents, industrial design registrations, and applications therefor (including any provisionals, continuations, continuations-in-part, divisionals, reissues, reexaminations, continued prosecutions, renewals, extensions, substitutions or modifications for any of the foregoing) and all patents, registrations and statutory invention registrations and other governmental grants resulting from any of the foregoing patents and patent applications, as well as any other patents and applications that claim or benefit from the priority therefrom throughout the world, whether such priority claim is direct or indirect and whether such priority claim is express or inherent, and all domestic and non-U.S. patents, patent applications and counterparts thereof (“Patents”); (b) copyrights in any original works of authorship fixed in any tangible medium of expression as set forth in 17 U.S.C. Section 101 et. seq., any corresponding non-U.S. copyrights under the Laws of any jurisdiction (registered and unregistered for both published and unpublished works, including Software), copyright registrations and applications therefor (including any renewals or extensions thereof) and any renewals, amendments, modifications, extensions, restorations, and reversions thereof, moral rights under the Laws of any jurisdiction, rights of authorship, and all other rights corresponding to the foregoing (“Copyrights”); (c) uniform resource locators, internet accounts and names, social media accounts and names, website content, and registered internet domain names and registrations and applications therefor (“Internet Properties”); (d) any rights in mask works, as defined in 17 U.S.C. Section 901, whether registered or unregistered, including applications for registration thereof, and any non-U.S. rights in semiconductor topologies under the Laws of any jurisdiction, whether registered or unregistered, including applications for registration thereof; (e) trademarks, trade dress, trade names, brand names, logos, slogans, service marks, and all other designations and identifiers of source and origin, whether registered or unregistered, in each case, together with all translations, annotations, derivations, and combinations of any of the foregoing, and including registrations and applications therefor and renewals and extensions thereof, and including all common law rights thereto and the goodwill associated with and appurtenant to each of the foregoing (“Trademarks”); (f) inventions, invention disclosures, trade secrets, know-how, and proprietary information; and (g) computer software, computer programs, applications (including apps, applets and mobile apps) and databases and data collections in any form, including source code, object code, firmware, operating systems and specifications, algorithms, data, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, libraries and library functions, compilers, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation (including manuals, user guides, flow charts, comments, and training materials), developer notes, comments and annotations (“Software”).

“Intercompany Agreements” means the Contracts between or among Seller or one of its Subsidiaries (excluding Purchased Entities), on the one hand, and any Purchased Entities, on the other hand, in respect of the Business, any Purchased Assets, any Purchased Shares or any Assumed Liabilities, or which involve any Purchased Entity (unless amended to exclude such Purchased Entity prior to the Closing without any further Liability or obligation of such Purchased Entity) or which would constitute a Purchased Asset or which provides for any Liabilities which would constitute Assumed Liabilities, that are effective as of immediately prior to the Effective Time.

“Internet Properties” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Investment Agreement” means that certain Investment Agreement in the form attached hereto as Exhibit E to be entered into by Seller and Buyer in connection with the Closing.

“IPMA” means that certain Intellectual Property Matters Agreement in the form attached hereto as Exhibit C to be entered into by Seller and Buyer in connection with the Closing.

“IRS” means the United States Internal Revenue Service.

“knowledge” of a Party means, with respect to Seller, the actual or constructive knowledge of the Persons listed on Schedule 1.1(a)(iii)(A) of the Disclosure Letter after due internal inquiry of their direct reports, and with respect to Buyer, the actual or constructive knowledge of the Persons listed on Schedule 1.1(a)(iii)(B) of the Disclosure Letter after due internal inquiry of their direct reports.

“Law” means any law, treaty, statute, ordinance, rule, constitution, administrative interpretation, code or regulation of a Governmental Authority or Order.

“Liabilities” means any Indebtedness, liability or other obligation (whether pecuniary or not, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Liens” means any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien, charge, security interest, option, right of first refusal, covenant not to sue or any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership. For the avoidance of doubt, a non-exclusive license of Intellectual Property Rights shall not be deemed to constitute a Lien.

“Losses” means any and all losses, damages, liabilities, deficiencies, Proceedings, settlements, judgments, awards, penalties, fines, costs or expenses of whatever kind (including reasonable legal, expert and consultant fees and expenses and the reasonable out-of-pocket cost of investigating and enforcing any finally determined right to indemnification hereunder); provided, however, that “Losses” shall not include exemplary or punitive damages, except to the extent actually awarded to a third party (including a Governmental Authority) by a Governmental Authority.

“Material Adverse Effect” means any Effect that, individually or in the aggregate: (i) is materially adverse to the operations, financial condition or results of operations of the Business, taken as a whole; provided that none of the following shall, either alone or in combination, be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect pursuant to this clause (i) has occurred: any Effect resulting from or arising out of (a) the public announcement of the sale of the Business and the execution of this Agreement and the other Transaction Documents, and/or the pendency of the transactions contemplated hereby or thereby or any other publicity, leak or rumor with respect thereto, including the impact of any of the foregoing on relationships with customers, suppliers, partners, lenders, officers, employees, regulators or other third party or any suit, action or other Proceeding arising therefrom or in connection therewith, (b) the performance by Seller, any Share Seller or any Other Seller of its obligations under this Agreement or the other Transaction Documents, and/or actions required under this Agreement to obtain any approval or authorization under applicable Laws for the consummation of the transactions contemplated by this Agreement, including Antitrust Laws, (c) any actions taken or omitted to be taken by Seller or its Subsidiaries to comply with, or that are required by, this Agreement or any actions taken or omitted to be taken by Seller or its Subsidiaries at Buyer’s request or with the consent of Buyer or in compliance with applicable Law or Contracts, (d) general business, regulatory, financial or economic conditions in the United States or other non-U.S. locations where the Business is operated, including changes in prevailing interest rates or fluctuations in currency, (e) general changes, developments, or conditions in the industry or markets in which the Business is conducted, (f) any change or development in Laws (including proposed changes or developments), any changes or proposed changes in GAAP (or the applicable accounting standards in any jurisdictions outside of the United States, including IFRS), or the enforcement or interpretation of any of the foregoing or any COVID-19 Measures or any changes after the Reference Date in such COVID-19 Measures or interpretations thereof, (g) any changes in the economy in general, or the financial, banking or securities markets (including any disruption thereof), (h) any change related to the Excluded Assets or the Excluded Liabilities to the extent such change does not have any effect on the Business, the Purchased Assets or the Assumed Liabilities, (i) any global or natural conditions or circumstances, including natural disasters, an outbreak or escalation of war (whether or not declared), armed hostilities, criminal activities, acts of terrorism, cyberattacks, sabotage, political instability or other national or international calamity, crisis or emergency, or any escalation or worsening of the foregoing (including those in Ukraine), (j) any pandemic, epidemic, disease or contagion outbreaks or worsening (including COVID-19), earthquakes, volcanic eruptions, hurricanes, floods, tsunamis and other natural disasters or other natural conditions or weather-related events, circumstances or developments, (k) any failure to obtain a Consent of a Person or Governmental Authority in connection with any transfers of Purchased Shares or Purchased Assets and any claim or right or benefit arising thereunder or resulting therefrom, (l) any violation or breach of this Agreement by Buyer, (m) the failure of the financial or operating performance of the Business to meet estimates or expectations or internal forecasts, plans, projections or budgets (but the underlying reason for such failure to meet such forecasts, plan projections or budgets may be taken into account in determining whether a Material Adverse Effect has occurred, provided such reason is not otherwise described in clauses (a) through (l) of this definition), or (n) any matter set forth in the Disclosure Letter; provided that, in the case of the clauses (d), (e), (f) and (g) of this definition, Effects referred to therein shall be excluded only to the extent they do not disproportionately impact the Business in a material manner relative to the competitors of the Business in the industry in which the Business competes as a whole (i.e., if there is a disproportionate impact, only the extent of such disproportionate impact shall be taken into account in determining whether there is a Material Adverse Effect); or (ii) would reasonably be expected to prevent or materially interfere with or delay the transactions contemplated hereby or any of the other Transaction Documents.

“Notifying Party” means (a) Seller in the case of any matter for which any Seller Indemnified Party may be entitled to indemnification hereunder, and (b) Buyer in the case of any matter for which any Buyer Indemnified Party may be entitled to indemnification hereunder.

“NSIA” means the National Security and Investment Act 2021 (United Kingdom).

“Open Source Software” means any freeware, shareware, open source software (e.g., Linux) or software that is distributed under similar licensing or distribution models. For the avoidance of doubt, “Open Source Software” includes software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (a) the GNU General Public License (GPL), Lesser/Library GPL (LGPL) or Affero General Public License (Affero GPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (e) the Sun Community Source License (SCSL); (f) the Sun Industry Standards Source License (SISSL); (g) the BSD License; (h) Red Hat Linux; (i) the Apache License; and (j) any other license or distribution model described by the Open Source Initiative as set forth at www.opensource.org.

“Order” means any judgment, order, injunction, stipulation, decree, writ, permit or license of any Governmental Authority or any arbiter.

“Ordinary Course of Business” means in the ordinary course of the operation of the Business, consistent with past practices.

“Ordinary Course Inbound License” means any of the following to the extent the underlying license is to Seller or its Subsidiaries: (a) a Contract containing a license to Seller or its Subsidiaries to use, copy or distribute any generally commercially available software or to use any generally commercially available service, including click wrap or shrink wrap licenses, in each case, where payments by Seller or its Subsidiaries under such Contracts have been (and are reasonably expected to be) less than $250,000 per year; (b) a license to Seller or its Subsidiaries to use Open Source Software; and (c) a Contract containing an inbound license to Seller or its Subsidiaries to use third party Intellectual Property Rights (other than Patents), where such license is incidental to the primary purpose of such Contract (such as an inbound license to use a customer’s trademarks in a Contract for which the primary purpose is granting the customer a right to use the Products).

“Ordinary Course Outbound License” means any of the following to the extent the underlying license is from Seller or its Subsidiaries a Contract containing an outbound license from Seller or its Subsidiaries to use Transferred Intellectual Property Rights (other than Patents), where such license is incidental to the primary purpose of such Contract (such as an outbound license to use trademarks in an inbound services Contract).

“Organizational Documents” means, with respect to any Person, collectively, its organizational documents, including any certificate of incorporation, notarial deed of incorporation, certificate of formation, articles of organization, articles of association, bylaws, operating agreement, certificate of limited partnership, partnership agreement and/or certificates of existence, as applicable.

“Patents” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Permits” means all Consents, registrations, franchises, certificates, variances, Orders of, or filings with, any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments and other governmental charges that are not yet due and payable or, if due, are either not delinquent or are being contested in good faith by appropriate proceedings, (b) Liens arising by operation of Law in favor of warehousemen, landlords, workers, carriers, mechanics, materialmen, laborers or suppliers, incurred in the Ordinary Course of Business securing amounts that are not overdue or being contested in good faith, (c) protective filings related to operating leases with third parties entered into in the Ordinary Course of Business, (d) zoning, entitlement, building and land use regulations, customary covenants, defects of title, easements, rights-of-way, restrictions and other similar charges or encumbrances or irregularities in title that, in each case, only affect real property and that do not, individually or in the aggregate, materially impair the value of the subject asset for the purposes for which it is used in connection with the Business or materially interfere with the use or occupancy thereof in connection with the Business, (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs or similar Laws, in each case, mandated under applicable Laws or other social security programs, (f) Liens listed on Schedule 1.1(a)(iv) of the Disclosure Letter, (g) non-exclusive licenses of Intellectual Property Rights, (h) Liens imposed under applicable securities Laws, (i) any Liens created by or through Buyer or any of its Affiliates, (j) Liens arising under leases of personal property or equipment in favor of the owner thereof securing rental payments, (k) Liens in favor of lessors or landlords arising under any Real Property Lease or arising under statutory or common Law to secure landlords, lessors or renters under leases or rental agreements, and (l) other Liens arising in the Ordinary Course of Business that are not incurred in connection with the borrowing of money and that do not materially interfere with ownership or use of the subject asset in the Business as currently conducted.

“Person” means an individual, Business Entity or Governmental Authority.

“Personal Information” means a natural Person’s name, street address, telephone number, email address, photograph, social security number, date of birth, driver’s license number, passport number, other government identification number, payment card number, bank information, health or medical information, biometric identifiers, geolocation, or user or account number or any other piece of information that, alone or in combination with other information, allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under applicable Law.

“Pre-Closing Tax Benefit” means any reduction in Taxes (as well any Tax refund (or credits in lieu thereof) and including by reason of a reduction in estimated Taxes and any interest or other amounts paid with respect to any such items) of Buyer or any of its Affiliates (including any Purchased Entity ) in a Post-Closing Tax Period resulting from the use of a net operating loss, capital loss, interest expense carryover, or any other Tax attribute of any Purchased Entity generated in a Pre-Closing Tax Period, in each case, determined on a “with or without” basis.

“Post-Closing Tax Period” means any taxable period commencing after the Closing Date and the portion of any Straddle Period commencing after the Closing Date (with the Taxes attributable to such portion of a Straddle Period determined in accordance with Section 6.7(a)(iii)).

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on and including the Closing Date (with the Taxes attributable to such portion of a Straddle Period determined in accordance with Section 6.7(a)(iii)).

“Principal Jurisdictions” means all jurisdictions other than Colombia, Poland, Singapore, Austria, Canada, Ireland, Japan, Germany, Argentina, Spain, Chile and the United Arab Emirates.

“Privacy Laws” means all Laws, regulatory guidance and self-regulatory frameworks to which the Business subscribes, in each case, that are applicable to data privacy or data security, collection or dissemination.

“Proceeding” means any complaint, claim, action, arbitration, proceeding, litigation, citation, summons, subpoena, cause of action, demand, lawsuit, inquiry, audit, notice of violation or investigation of any nature (i.e., civil, criminal, administrative, regulatory or otherwise), whether at law or in equity, in each case, commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.

“Purchased Entities” means, collectively, the Subsidiaries held, directly or indirectly, by Seller listed on Appendix F; provided that Appendix F may be updated by Seller prior to the Closing pursuant to and in accordance with Section 2.7 and to reflect the Purchase Structure Memorandum.

“Purchased Entity Employees” means the employees of the Purchased Entities (including Automatic Transferred Employees) as of immediately prior to the Closing that are Business Employees.

“Purchased Entity Shares” means the shares of capital stock of, or any other equity or ownership interests in, the Purchased Entities.

“Purchased Shares” means 100% of the shares of capital stock of, or any other equity or ownership interests in, (i) AGH and (ii) ARRIS Global.

“Reference Date” means October 2, 2023.

“Representatives” of any Person means such Person’s directors, managers, members, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants, financial advisors, financing sources and any representatives of such advisors or financing sources).

“Retention Bonuses” means the retention bonuses granted pursuant to those certain Retention Bonus Agreements set forth on Schedule 1.1(a)(v) of the Disclosure Letter, which may be updated by Seller prior to the Closing with the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, no Deal Related Severance shall be deemed to be a “Retention Bonus”.

“Retirement Benefits” means any pension, lump sum, gratuity, annuity, indemnity, compensation or similar benefit provided or to be provided on or after retirement (including early retirement), death, disability or termination of employment based on service with an employer (excluding the Seller 401(k) Plan), including for the avoidance of doubt, termination indemnity and seniority premium arrangements and mandatory government and social security pension arrangements that provide benefits to employees of Seller or its Affiliates (including any Business Employees) upon any voluntary cessation of employment by any such employee.

“RSUs” means restricted stock units of Seller granted to Business Employees and service providers of Seller and its Subsidiaries.

“Sanctioned Jurisdiction” means a country or territory which is the subject or target of comprehensive country-wide or territory-wide Sanctions (at the time of this Agreement, the Crimean region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means (a) any Person listed on the Specially Designated Nationals and Blocked Persons List or other sanctions-related list maintained or administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, any European Union member state, or His Majesty’s Treasury of the United Kingdom; (b) any Person that is the government of, located in, organized under the laws of, citizen of, or ordinarily resident in any Sanctioned Jurisdiction; (c) the Government of Venezuela and agencies and instrumentalities thereof; or (d) any Person owned fifty percent or more or controlled by one or more of the Persons described in clauses (a), (b) or (c) of this sentence.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, or His Majesty’s Treasury of the United Kingdom.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and regulations promulgated thereunder (“ERISA”), whether or not subject to ERISA and whether or not located or operated in the U.S.), and each other compensation, severance, redundancy pay, change in control, health or medical, dental, vision, sick leave, prescription, life insurance, fringe benefits plan, deferred compensation, retention or employment plan, policy, program or agreement, each vacation, paid time off, insurance coverage, disability coverage, disability benefits, death benefits, workers’ benefits, pension, profit sharing, retirement, post-employment or retirement benefits, incentive, bonus plan, commission plan, other Contract, program or policy that provides benefits to a service provider of Seller or its Subsidiaries, and each stock option, stock purchase, and restricted stock or other equity or equity-linked plan, program or policy, in each case, under which any Business Employee, or current or former individual service provider, consultant, director or employee of the Business (or any spouse, dependent or beneficiary thereof) has any present or future right to benefits and that is contributed to, sponsored or maintained (in whole or in part) or entered into by Seller or any of its ERISA Affiliates or under which Seller, the Share Sellers and the Other Sellers and any of their ERISA Affiliates has had or has any present or future Liability, in any case, for the benefit of any Business Employee; provided that the term “Seller Benefit Plans” shall not include any employment, one-off bonus or consulting agreements or any other agreements between a single employee, consultant or director and Seller or any of its Subsidiaries or any plan, program or arrangement that is mandated and maintained or administered by a Governmental Authority to the extent funded by employment Taxes, social or national insurance contributions or similar obligations.

“Seller Group Company” means each of Seller, each Share Seller, each Other Seller, each Purchased Entity and each Subsidiary of Seller transferring Purchased Assets or Assumed Liabilities to a Purchased Entity in connection with the Restructuring Activities, and they are collectively the “Seller Group” or the “Seller Group Companies.”

“Seller Pro Rata Bonus” means (i) all accrued but unpaid cash bonuses granted exclusively to Continuing Employees for the years prior to the year of Closing (the year of Closing being referred to “N”), plus (ii) solely with respect to Seller Benefit Plans in effect at the Closing, an amount equal to a fraction equal to the number of days between January 1, N and the Closing Date, divided by total number of days in N, then multiplied by the total amount of all accrued but unpaid cash bonuses granted exclusively to Continuing Employees for year N.

“Seller Retirement Plan” means each “pension plan” as defined in Section 3(2) of ERISA (whether or not subject to ERISA and whether or not operated in the United States) (excluding the Seller 401(k) Plan) and each other scheme, plan, fund or arrangement of Seller or its Subsidiaries or which provides benefits to employees of Seller and its Subsidiaries) which provides Retirement Benefits and in which Business Employees are participants or have accrued benefits (including any mandatory state or social security plan in which Seller or any of its Subsidiaries participates) listed on Schedule 1.1(a)(vi) of the Disclosure Letter.

“Services” has the meaning ascribed to such term in the Transition Services Agreement.

“Share Sellers” means, collectively, CST and ARRIS International.

“Shared Contracts” means Contracts of Seller or any of its Subsidiaries with one or more third parties that relate to, or under which the rights of Seller or its Subsidiaries are exercised for the benefit of, both (a) any Purchased Assets, the Purchased Entities or the Business and (b) any Excluded Assets or any business(es) of Seller and its Subsidiaries other than the Business; provided that Shared Contracts shall exclude (i) any Contracts in respect of Shared Services to be provided to Buyer under the Transition Services Agreement and (ii) any Contracts in respect of Excluded Services under the Transition Services Agreement; provided, further, that with respect to any Shared Contract for which Seller has received a signed acknowledgment from the counterparty thereof consenting to the assignment or replication of the rights and obligations under such Shared Contract relating to the Business, such assigned or replicated Contract shall not be deemed a Shared Contract and, instead, shall be treated as an Assigned Contract for purposes of this Agreement from the date such acknowledgement is received by Seller.

“Shared Services” means corporate or shared services provided to, or in support of the Business, that are general corporate or other overhead services and/or that are provided to or used by both the Business and other businesses of Seller and its Subsidiaries, including access to and use of computer hardware and software related to any business function, use of Intellectual Property Rights, travel and entertainment services, temporary labor services, office supplies (including copiers, scanners and fax machines), telecommunications equipment and services, logistics services, fleet services, energy/utilities services, procurement and supply arrangements, treasury services, accounting and finance services, public relations, legal and risk management services, workers’ compensation arrangements, internal audit services, human resources and employee relations management services, employee benefits services, credit, collections and account payable services, property management services, environmental support services, customs and excise services, billing services, order entry services, fulfillment services and other ancillary or corporate shared services, in each case, including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other technology used in connection therewith.

“Shareholder Vote Termination Fee” means an amount equal to $5,000,000.00.

“Software” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Solvent” means, with respect to any Person, that (a) the fair saleable value (determined on a going concern basis) of the consolidated assets of such Person and its Subsidiaries is, on the date of determination, greater than the total amount of consolidated Liabilities of such Person and its Subsidiaries as of such date, (b) such Person and its Subsidiaries, on a consolidated basis, are able to pay all Liabilities of such Person and its Subsidiaries as such Liabilities mature and (c) such Person and its Subsidiaries, on a consolidated basis, shall have adequate capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries. For purposes of this definition, in computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual and matured Liability.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” or “Subsidiaries” of Buyer, Seller or any other Person means any corporation, partnership or other Business Entity of which Buyer, Seller or such other Person, as applicable (either alone or through or together with any other Subsidiary), (a) owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership or other Business Entity or is entitled to 50% or more of the economic value of such Business Entity, or (b) is the general partner or managing member (and all Subsidiaries of such Person). For the avoidance of doubt, as used in this Agreement, the term “Subsidiary” shall, with respect to Buyer for all periods following the consummation of the transactions contemplated by this Agreement, include each Purchased Entity to be acquired pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement, in each case, provided that such Person otherwise satisfies the definition of “Subsidiary” due to the criteria set forth above; provided that no Purchased Entity shall be deemed to be a “Subsidiary” of Buyer unless and until legal title to the equity interests of such Person has, directly or indirectly, transferred to Buyer or an Other Buyer in accordance with the terms and provisions of this Agreement.

“Tax” or “Taxes” means any and all federal, state, county, local or non-U.S. tax including income, gross receipts, registration, ad valorem, VAT, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security or similar social insurance obligations or contributions, business license, business organization, workers compensation, profits, documentary, stamp, occupation, windfall profits, customs, duties, franchise, alternative or add-on minimum, estimated or other tax or governmental fee in the nature of a tax imposed or required to be withheld by any Taxing Authority including any estimated payments related thereto, any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and including any Liability for the taxes of another Person as transferee or successor or by Contract.

“Taxing Authority” means the IRS and any other Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Tax Return” means any return, declaration, report, election, claim for refund, disclosure, form, estimated return and information statement or other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Total Consideration” means the sum of (a) the Final Cash Consideration, plus (b) the Newly Issued Share Aggregate Value, plus (c) the Earn-out Consideration, if any.

“Trade Secrets” means trade secrets and all other rights in or to Confidential Information.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Transaction Documents” means the Closing Transfer Documents, the IPMA, the Transition Services Agreement, the Investment Agreement, the Supply Agreement, and any other agreement, document, certificate or instrument contemplated hereby to be executed and delivered by the Parties or their Affiliates in connection with the transactions contemplated hereby, and the Exhibits, Appendices and Schedules hereto and thereto.

“Transaction Tax Deductions” means, without duplication, any item of loss, deduction or credit to the extent deductible for income Tax purposes, in each case, resulting from or attributable to fees, costs and expenses relating to or arising out of (i) the payment of any Indebtedness required by this Agreement, (ii) the payment of any expenses incurred in connection with the negotiation and execution of this Agreement, the Restructuring Activities, and the other Transaction Documents, and (iii) any payment of compensation, or vesting of compensation or property that arises from or in connection with any of the transactions contemplated by this Agreement, (iv) the payment of any other bonuses, severance payments, retention payments or similar payments made by Seller, its Subsidiaries or the Purchased Entities on or prior to the Closing Date or included in the computation of the Final Cash Consideration or which constitute Excluded Liabilities, (v) the payment of the Retention Bonuses, and (vi) any other transaction costs of the Seller, its Subsidiaries or the Purchased Entities with respect to the transactions contemplated hereby that were paid on or prior to the Closing Date to the extent any such amounts, expenses or payments were economically borne by the Seller, its Subsidiaries or the Purchased Entities or were taken into account as a reduction in calculating the Final Cash Consideration, in each case, including any employer side payroll, Medicare, social security, and other similar Taxes payable in connection therewith; provided that with respect to any success-based fees, seventy percent (70%) of such success-based fees shall be treated as deductible in accordance with Revenue Procedure 2011-29 and any similar or corresponding provision of applicable Law.

“Transfer Regulations” means any Law related to the automatic transfer, or liability related to transfer, of employees in connection with the event of transfers of undertakings, businesses or parts of businesses, or acquisition, sales or mergers, including the Council Directive 2001/23/EC of 12 March 2001 on the approximation of the laws of the Member States (as defined therein) relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (and its amendments) (collectively referred to as “Acquired Rights Directive”), the legislation and regulations of any European Union Member State implementing such Acquired Rights Directive and other similar or comparable Laws related to the transfer, or liability related to transfer, of employees.

“Transfer Taxes” means all transfer, real property transfer, sales, use, grantee/grantor, stamp, ad valorem, conveyance, VAT, custom duty, documentary, registration and other similar Taxes (including charges for or in connection with the recording of any instrument or document and any interest, penalties, assessments or additions imposed thereon or with respect thereto), and shall include any Indirect Transfer Taxes and any withholding Taxes with respect to the foregoing.

“Transferred Pension Assets” means the sum of the assets held in or by the Seller Retirement Plans listed on Schedule 1.1(a)(vii) of the Disclosure Letter.

“Transferred Pension Liabilities” means the benefit liabilities, regardless of whether such benefits are vested or unvested, under (without duplication) the applicable Seller Retirement Plans to the extent relating to Business Employees.

“Treasury Regulations” means the federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“VAT” means value added Tax, goods and services Tax, or other similar Tax, including such Taxes imposed on the supply of goods and services under European Union Directive 2006/112/EC (or under any Laws authorized by that directive) and any similar value added Tax pursuant to the Laws of any jurisdiction which is not a member of the European Union (including Canadian GST and Quebec Sales Tax), and any interest or penalties in respect thereof, but excluding any direct or indirect capital gains Taxes, any Income Taxes, and any withholding Taxes.

Section 1.2 Other Defined Terms.

The following terms have the meanings assigned to such terms in the location set forth below: [To be updated]

DEFINITION	LOCATION
accrued PTO	Section 2.5.2(e)
Agreement	Preamble
Agreement Date	Preamble
Allocation Methodology	Section 3.3
Allocation Statement	Section 3.3
Antitrust Order	Section 6.3(b)
Assigned Contracts	Appendix A
Assigned Material Contract	Section 4.5(a)
Assumed Debt	Appendix B
Assumed Employee Liabilities	Appendix B
Assumed Liabilities	Appendix B
Assumed Pending Litigation	Appendix B
Bill of Sale	Section 2.5.1(a)
Books and Records	Section 6.5(a)
Business Guarantees	Section 6.13
Business Indemnitees	Section 6.8(a)
Business Transferred Patents	Appendix A
Buyer	Preamble
Buyer 401(k) Plan	Section 2.5.2(o)
Buyer AMF Documents	Section 5.5(a)
Buyer Benefit Plans	Section 2.5.2(k)
Buyer Indemnified Parties	Section 9.1(a)
Buyer Indemnified Party	Section 9.1(a)
Buyer Losses	Section 9.1(a)(i)
Buyer Prospectus	Section 5.5(a)
Buyer Shareholders’ Meeting	Section 6.17(c)
Buyer’s FSA	Section 2.5.2(m)
Buyer-Signed Tax Returns	Section 6.7(d)(ii)
Capped Newly Issued Shares	Section 3.1(b)
Closing	Section 8.1
Closing Actions	Section 8.4
Closing Business Cash	Section 3.6(a)
Closing Business Indebtedness	Section 3.6(a)
Closing Date	Section 8.1
Closing Statement	Section 3.6(a)
Competing Activity	Section 6.9(a)
Complaint Offer	Section 2.5.2(b)
Confidentiality Agreement	Section 6.2(b)
Consideration	Section 3.1(a)
Contemplated Transactions	Appendix E
Continuing Employee	Section 2.5.2(b)

Correlative Relief Payment	Section 6.7(g)(ii)
D&O Indemnity Arrangements	Section 6.8(a)
Deemed Asset Sale Election	Section 6.7(d)(vii)
Delayed Transfer Closing	Section 2.7
Delayed Transfer Jurisdiction	Section 2.7
Determination Date	Section 3.6(f)
Disclosure Letter	Article 4
DHS	Section 2.5.2(q)
Dispute Notice	Section 3.6(c)
DOL	Section 2.5.2(q)
Effective Time	Section 8.1
Employing Entity	Section 2.5.2(b)
EOR	Section 2.5.2(b)
EOR Agreements	Section 2.5.2(b)
Equity Transfer Documents	Section 2.5.1(a)
Estimated Business Cash	Section 3.2(b)
Estimated Business Indebtedness	Section 3.2(b)
Estimated Cash Consideration	Section 3.2(b)
Estimated Closing Statement	Section 3.2(b)
Evaluation Material	Section 6.2(b)
Excess Inventory	Appendix C
Excluded Assets	Appendix C
Excluded Liabilities	Appendix D
Excluded Tax Liabilities	Section 6.7(a)(i)
Export Approvals	Section 4.20(a)
Final Business Cash	Section 3.6(f)
Final Business Indebtedness	Section 3.6(f)
Final Cash Consideration	Section 3.6(f)
Final Closing Statement	Section 3.6(f)
Financial Information	Section 6.21(a)
French Governed Provisions	Section 11.9
Government Contracts	Section 4.5(a)(xvii)
Governmental Authority	Section 4.3(a)
Governmental Consent	Section 6.3(a)
Independent Accountant	Section 3.6(e)
Information	Section 6.11
Inventory	Appendix A
Leased Real Property	Appendix A
Local Transfer Agreement	Section 2.5.1(a)
Material Customers	Section 4.18(a)
Material Suppliers	Section 4.18(b)
Minority Investment Entities	Appendix A
Negative Adjustment Amount	Section 3.6(g)
Newly Issued Share Aggregate Value	Section 3.1(c)
Newly Issued Share Cap	Section 3.1(b)
Newly Issued Shares	Section 3.1(a)
Non-U.S. Continuing Employee	Section 2.5.2(b)
Non-U.S. Plan	Section 4.12(g)
Notification	Section 6.7(g)(i)
O.U.S. Affected Non-U.S. Employees	Section 2.5.2(q)
Offer Recipient Employee	Section 2.5.2(b)

Other Asset Buyer	Section 2.1
Other Asset Seller	Section 2.1
Other Buyers	Section 2.2
Other Sellers	Section 2.2
Other Share Buyer	Section 2.2
Other Share Seller	Section 2.2
Outside Date	Section 10.1(b)
Parties	Preamble
Party	Preamble
Positive Adjustment Amount	Section 3.6(g)
Post-Closing Tax Action.	Section 6.7(e)(iii)
Post-Closing Tax Benefit	Section 9.2(d)
Post-Transaction Severance Benefits	Section 2.5.2(g)
Preliminary Allocation Statement	Section 3.3
Privileged Information	Section 6.11
Privileges	Section 6.11
Products	Appendix A
Projections	Section 9.4(c)
Proxy Statement	Section 5.5(a)
Purchased Assets	Appendix A
Purchased Inventory	Appendix A
Purchased Transaction	Preamble
Purchase Structure Memorandum	Section 2.1
Qualifying Termination	Section 2.5.2(b)
R&W Insurance Policy	Section 6.15
Real Property Leases	Appendix A
Refund Recipient	Section 6.7(e)(i)
Registered Transferred IPR	Section 4.7(a)
Restructuring Activities	Section 2.7
Retained Claims	Section 9.2(a)
SEC	Section 4.3(a)
Section 3.3 Assets	Section 3.3
Selected Firm	Section 6.7(f)(ii)
Selected Firm’s Determination	Section 6.7(f)(ii)
Seller	Preamble
Seller 401(k) Plan	Section 2.5.2(o)
Seller Indemnified Parties	Section 9.1(b)
Seller Indemnified Party	Section 9.1(b)
Seller Losses	Section 9.1(b)(iii)
Seller’s FSA	Section 2.5.2(m)
Seller Severance Policies	Section 2.5.2(g)
Seller-Signed Tax Returns	Section 6.7(d)(i)
Share Capital Increase	Section 3.1(a)
Statutory Financial Statements	Section 6.21(b)
Steering Committee	Section 2.7
Straddle Period Tax Returns	Section 6.7(d)(iii)
Subscription Price	Section 3.1(c)
Supply Agreement	Section 6.22
Tax Attribute	Section 6.7(e)(ii)
Tax Challenge Prepayment	Section 6.7(g)(ii)
Tax Claim	Section 6.7(g)(i)

Tax Return Filer	Section 6.7(d)(iv)
Third Party Claim	Section 9.3(b)(i)
Third Party Claim Notice	Section 9.3(b)(i)
Transferred Intellectual Property Rights	Appendix A
Transition Services Agreement	Section 6.22
Unvested Awards	Section 2.5.2(d)
Unaudited Financial Statements	Section 4.11(a)
U.S. Affected Non-U.S. Employees	Section 2.5.2(b)
U.S. Continuing Employee	Section 2.5.2(b)
Vendor Loan	Section 3.4
Willful Breach	Section 10.2(a)
Withheld Party	Section 3.6(a)
Withholding Party	Section 3.6(a)

ARTICLE 2

SALE OF ASSETS AND SHARES AND ASSUMPTION OF LIABILITIES

Section 2.1 Asset Purchase.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, and shall cause each of its Subsidiaries that is depicted on the purchase structure memorandum set forth in Exhibit A (the “Purchase Structure Memorandum”) as transferring Purchased Assets and Assumed Liabilities directly to Buyer or one of its Subsidiaries (each such Subsidiary of Seller, an “Other Asset Seller”), to, sell, assign, transfer, convey and deliver to Buyer (or any wholly-owned Subsidiary of Buyer designated by Buyer in accordance with the Purchase Structure Memorandum (such Subsidiary, an “Other Asset Buyer”)), and Buyer shall, or shall cause such Other Asset Buyer to, acquire and accept from Seller or such Other Asset Seller, all of Seller’s and such Other Asset Sellers’ respective right, title and interest in and to all the Purchased Assets as they exist at the Closing, free and clear of Liens other than Permitted Liens.

Section 2.2 Share Purchase.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall cause the Share Sellers, and each other Subsidiary of Seller selling Purchased Entity Shares (each, an “Other Share Seller” and together with the Other Asset Sellers, the “Other Sellers”), to sell, assign, transfer, convey and deliver Buyer or any wholly-owned Subsidiary of Buyer designated by Buyer in accordance with the Purchase Structure Memorandum (each an “Other Share Buyer” and together with the Other Asset Buyers, the “Other Buyers”), and Buyer shall acquire and accept, or shall cause such Other Buyer to acquire and accept, from the Share Sellers or such Other Share Seller, as applicable, all of such Share Seller’s or such Other Share Seller’s respective right, title and interest in and to all of the Purchased Shares (or Purchased Entity Shares, if applicable), free and clear of Liens other than Permitted Liens.

Section 2.3 Excluded Assets.

All Excluded Assets shall be retained by Seller and its Subsidiaries and are not being acquired by Buyer or any Other Buyer.

Section 2.4 Assumed Liabilities; Excluded Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall accept, assume and agree to pay, perform, fulfill and discharge when due any and all Assumed Liabilities. Following the Closing, Buyer shall be responsible for all Assumed Liabilities, regardless of when or where such Assumed Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Closing Date, regardless of where or against whom such Assumed Liabilities are asserted or determined or whether asserted or determined prior to the Reference Date. Buyer shall not be released from any Liability hereunder if it assigns any of its rights or Liabilities hereunder to any of its Affiliates. From and after Closing, Buyer shall indemnify and hold harmless the Seller Indemnified Parties for all Losses incurred or suffered by such Seller Indemnified Party arising out of or as a result of any Assumed Liability, including any Assumed Liability that a Seller Indemnified Party performs or settles due to applicable obligee’s exercise of its lawful rights not to accept the performance of such Assumed Liability by, or on behalf of, Buyer or any of its Affiliates, subject to, and in accordance with, Article 9.

(b) The Parties agree that, except for the Assumed Liabilities, Buyer shall not accept, assume, pay, perform, fulfill or discharge or otherwise have any Liability for, and Seller and its Subsidiaries (other than Purchased Entities) shall retain, and shall be solely responsible and liable for paying, performing, fulfilling and discharging when due, all Excluded Liabilities. From and after the Closing, Seller shall indemnify and hold harmless the Buyer Indemnified Parties for all Losses incurred or suffered by such Buyer Indemnified Party arising out of or as a result of any Excluded Liability, including any Excluded Liability that a Buyer Indemnified Party performs or settles due to the applicable obligee’s exercise of its lawful rights not to accept the performance of such Excluded Liability by, or on behalf of, Seller or any of its Subsidiaries (other than Purchased Entities), subject to, and in accordance with, Article 9.

Section 2.5 Transfer.

Section 2.5.1 Transfer of the Purchased Assets:

(a) The right, title and interest in and to the Purchased Assets and the Purchased Shares (and any Purchased Entity Shares in connection with any Delayed Transfer Closing, if applicable) shall be sold, assigned, transferred, conveyed and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Shares (or such Purchased Entity Shares, if applicable) and the Purchased Assets and an assumption of the Assumed Liabilities in accordance with the terms set forth herein in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements shall be in a form mutually agreed by the Parties, as required in each jurisdiction, and shall include: (i) with respect to the Purchased Assets and Assumed Liabilities, a bill of sale and assignment and assumption agreement in a form to be mutually agreed upon by the Parties (the “Bill of Sale”); (ii) with respect to the Purchased Shares (and such Purchased Entity Shares, if applicable), to the extent that such Purchased Shares (or such Purchased Entity Shares) are in certificated form, certificates evidencing the Purchased Shares (or such Purchased Entity Shares) duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent that such Purchased Shares (or such Purchased Entity Shares) are not in certificated form, stock powers or other instruments of transfer duly executed in blank, and in either case, any other equivalent or alternative procedure required under local Law to effect valid transfer of the Purchased Shares (or such Purchased Entity Shares), including any short-form notarial deeds, instruments or other similar documents as necessary, and with any required stock transfer stamps affixed thereto (the “Equity Transfer Documents”); and (iii) to the extent required by Law or otherwise agreed by the Parties and in compliance with Section 2.5.1(b), a local transfer agreement for each jurisdiction, other than the United States, in which Purchased Assets or Assumed Liabilities are located or the Purchased Entities are organized (each such agreement, a “Local Transfer Agreement”), which, in each case, for the avoidance of doubt, shall not contain provisions expanding the scope of the Parties’ respective obligations as set forth in this Agreement.

(b) Each Local Transfer Agreement shall be that which is customary in the relevant jurisdiction for a transfer of the type of assets or shares, as applicable, being transferred pursuant to such Local Transfer Agreement and shall be consistent with the terms of this Agreement and otherwise mutually acceptable to Buyer and Seller (and the relevant Share Sellers, Other Sellers and Other Buyers, as required under applicable local Law) in all respects; provided, in each case, that (i) to the extent permissible under local Law, the Local Transfer Agreements shall serve purely to effect the legal transfer of the applicable Purchased Assets or Purchased Shares (or Purchased Entity Shares, if applicable) and shall not have any effect on the value being received by Seller or given by Buyer in the Purchase Transaction, or the terms and conditions of the transactions contemplated hereby, all of which shall be determined by this Agreement, except where required by local Law (and any consideration paid by Buyer or any of its Affiliates to Seller or any of its Subsidiaries pursuant to any Local Transfer Agreement shall be deemed for all purposes to comprise part of, and not be in addition to, the amounts payable hereunder), (ii) no such Local Transfer Agreement shall in any way modify, amend, or constitute a waiver of, any provision of this Agreement (except to the extent required by Law of the applicable jurisdiction), and (iii) no such Local Transfer Agreement shall include any additional representations or warranties, covenants or agreements except to the extent required by Law of the applicable jurisdiction. In the event of any inconsistency between this Agreement and a Local Transfer Agreement, this Agreement will control to the extent permissible under Law of an applicable jurisdiction. Such transfer pursuant to this Agreement or any other Transaction Document will be effective as of Closing or at such other times as specifically provided in each respective Transaction Document and will be subject to the terms and conditions of this Agreement and the applicable Transaction Document.

Section 2.5.2 Transfer of Employees.

(a) Schedule 2.5.2(a) of the Disclosure Letter identifies for each Business Employee: (i) employee ID; (ii) title or position (including whether full-time or part-time); (iii) hire or retention date; (iv) current annual base compensation rate or contract fee; (v) target bonus or other incentive-based compensation; and (vi) jurisdiction of employment.; provided, however, that Seller shall update (and provide to Buyer) Schedule 2.5.2(a) of the Disclosure Letter from time to time until the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing) in order to maintain the accuracy of Schedule 2.5.2(a) of the Disclosure Letter, including as a result of employee’s resignation or notification of terminations, transfers (within Seller or its Subsidiaries), new hires, inadvertent errors or omissions not to exceed a de minimis amount, transfers of Business Employees to Purchased Entities, and changes in salary or wage rate, target bonus or material benefit plan participation, in each case, in the Ordinary Course of Business and subject to Seller’s obligations under this Agreement.

(b) Within a reasonable period of time (but not less than 30 days) prior to the Closing Date (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), Buyer shall, or shall cause the appropriate Employing Entity to, make a Compliant Offer to each of the Business Employees, other than (i) Automatic Transferred Employees, (ii) Business Employees already then employed by a Purchased Entity, in compliance with the terms of Section 2.5.2(c), (iii) and Business Employees who may be transferred without the need for a Compliant Offer under applicable Law. Each such Business Employee who accepts (or, in the case of Business Employees employed in a state of the United States that prohibits salary history inquiries, does not reject) and commences employment with an Employing Entity pursuant to such offer of employment, or is transferred to an Employing Entity without the need for a Compliant Offer, and continues to be employed by such Employing Entity at the Closing (or, with respect to a Delayed Transfer Jurisdiction, the Delayed Transfer Closing) and each Automatic Transferred Employee and Purchased Entity Employee, is referred to herein as a “Continuing Employee.”

Each Continuing Employee who is based in the United States is referred to as a “U.S. Continuing Employee,” and each Continuing Employee who is based outside of the United States is referred to as a “Non-U.S. Continuing Employee.” Buyer, if applicable, and each Affiliate of Buyer (including, following the Closing, a Purchased Entity) that employs a Continuing Employee is referred to herein as an “Employing Entity.” Each Business Employee who receives an offer of employment from an Employing Entity that complies with this Section 2.5.2 (a “Compliant Offer”), excluding (A) each Automatic Transferred Employee and (B) each Business Employee who would have otherwise been an Automatic Transferred Employee but who objects to the automatic transfer of his or her employment to an Employing Entity by operation of Law, is referred to herein as an “Offer Recipient Employee.” Nothing herein will be construed as a representation or guarantee by Seller or any of its Subsidiaries that (I) some or all of the Business Employees will accept an offer of employment with an Employing Entity or acquiesce to the automatic transfer of their employment by operation of Law to an Employing Entity, as applicable, or (II) some or all of the Continuing Employees will continue in employment with an Employing Entity or any of its Subsidiaries for any period of time. Notwithstanding the foregoing, at or prior to the Closing, Seller and its Subsidiaries have entered into, or shall enter into, or Buyer shall enter into (as mutually agreed by the parties), one or more Employer of Record Agreements (collectively, the “EOR Agreements”) pursuant to which the applicable counterparty to such EOR Agreements shall become the “employer of record” with respect to Business Employees located in Vietnam and the United Arab Emirates. Such Business Employees shall be entitled to receive the same compensation and benefits as the other Business Employees as provided in this Section 2.5.2. Any EOR Agreements entered into by Seller or its Subsidiaries shall be deemed to be Assigned Contracts pursuant to this Agreement, and the rights and obligations of Seller thereunder shall be transferred, assigned and assumed by Buyer at the Closing.

(c) Prior to sending, Buyer shall provide to Seller the form of offer of employment to be presented to the Offer Recipient Employees and shall incorporate any reasonable comments of Seller. Pursuant to this Section 2.5.2, Buyer shall cause the Employing Entity to present its terms and conditions of employment (including terms and conditions in respect of post-Closing compensation and benefits and potential Post-Transaction Severance Benefits) to the Offer Recipient Employees, which terms and conditions will be consistent with the provisions of this Section 2.5.2. Buyer agrees that the offers made pursuant to Section 2.5.2(b) will provide for employment, and that it shall cause the Employing Entity to provide for employment for all Continuing Employees, (i) at the same general location in accordance with applicable Law at which such Business Employee was employed immediately prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), (ii) at a rate of pay at least equal to that in effect prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing) (in the aggregate, other than with respect to (A) base salary or wages, which shall be at least equal to that in effect prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), and (B) aggregate target bonus opportunity, which opportunities shall be at least equal in the aggregate to that in effect prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), (iii) with severance entitlements for at least the first 12 months post-Closing not less favorable than those in effect prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing) (in the aggregate, other than with respect to severance pay, which shall be at least equal to that in effect prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing)), and (iv) with other employee benefits, perquisites and terms and conditions of employment (including defined benefit pension benefits, defined contribution retirement plans, non-qualified retirement benefits, deferred compensation arrangements, but excluding liquidity, sale bonus, transaction, retention, change-of-control, stay bonus plans or similar arrangements, in each case other than as required by Law) that are substantially comparable in the aggregate to the other employee benefits, perquisites and terms and conditions of employment provided to such Business Employee immediately prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing). Until the Closing, Buyer shall consult with Seller and obtain Seller’s consent before distributing any material communications to any Business

Employee relating to employee benefits or post-Closing terms of employment. Between the Agreement Date and the Closing Date, any communications between Buyer and its Affiliates and any Business Employees regarding the terms of employment, employee benefits or otherwise regarding employment with Buyer and its Affiliates following the Closing will be conducted at the times and through the processes mutually agreed upon by Seller and Buyer and in accordance with applicable Law.

(d) At the Closing, all Fixed Cash LTI Awards and all Equity Awards held by Business Employees that are outstanding and unvested as of immediately prior to the Effective Time (collectively, the “Unvested Awards”) shall be automatically terminated and cancelled for no consideration in accordance with the terms of such Unvested Awards; provided, however, that Seller shall cause a pro rata portion of such Unvested Awards that would have otherwise vested at the end of the then-current vesting period in which the Closing Date occurs (assuming, with respect to any performance-based Equity Awards, achievement of any performance metrics at target levels) to vest as of the Effective Time based on the number of days elapsed in such current vesting period through the Closing Date as compared to the total number of days in such vesting period and entitle such Business Employees holding (i) such accelerated Fixed Cash LTI Awards to receive the cash amount applicable thereto and (ii) such accelerated Equity Awards to receive the number of shares of Seller common stock underlying such accelerated Equity Awards (or the cash settlement value of the same), in each case, subject to applicable required Tax withholdings.

(e) Buyer or the applicable Employing Entity will credit each Continuing Employee the amount of accrued and unpaid hours of vacation (to the extent permitted by Law), personal hours, PTO or days earned and sick leave as of or prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing) and any other leave required to be credited by Law applicable to such Continuing Employee (collectively referred to herein as such Continuing Employee’s “accrued PTO”). Subject to applicable Law, Buyer and/or an Employing Entity will use reasonable best efforts to ensure that such accrued PTO is not subject to forfeiture to the same extent not subject to forfeiture under the policies of Seller and its Subsidiaries governing such accrued PTO prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing) or applicable Law.

(f) Notwithstanding anything to the contrary herein, Automatic Transferred Employees and Purchased Entity Employees shall not be terminated upon Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), but rather the rights, powers, duties, liabilities and obligations of Seller or any of its respective Subsidiaries to such employees in respect of the terms of employment with such employees in force immediately before Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing) shall be transferred to Buyer or one of its Subsidiaries in accordance with applicable employment Laws and Transfer Regulations.

(g) Seller shall be responsible, and shall indemnify and hold harmless Buyer and its Subsidiaries, for all Deal Related Severance which would be due for the 12 month period following the Closing Date; provided, however, that Buyer shall be responsible for, and shall perform and discharge, or cause to be performed and discharged, and shall indemnify and hold harmless Seller and its Subsidiaries from and against, all Liabilities that arise out of the employment or the termination of employment by Buyer or any of its Subsidiaries of the Continuing Employees (including any Automatic Transferred Employees or Purchased Entity Employees) upon and following the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), including, in each case, any employer side payroll, Medicare, social security, and other similar Taxes imposed as a result thereof, to the extent such amounts do not constitute Deal Related Severance or are triggered as a result of actions taken by Buyer after the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing). Without limiting the generality of the foregoing, with respect to each Continuing Employee who incurs a Qualifying Termination following the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), and during the 12-month period that begins as of the Closing (or such shorter period as such Continuing

Employee remains an employee of such Employing Entity following the Closing), Buyer will, or will cause an Employing Entity to, provide such employee with those severance payments and termination benefits (less applicable withholding Taxes) under the applicable formula set forth, or otherwise described, in Seller’s severance policies, jurisdictional guidelines or in individual employment agreements or arrangements applicable to such Continuing Employee as in effect immediately prior to the Closing (or, with respect to severance policies, to the extent such Continuing Employee was not employed with Seller or its Subsidiaries on such date, a Business Employee with a substantially comparable position as such Continuing Employee) (the “Seller Severance Policies”) for employees based in the relevant jurisdiction under the Seller Severance Policies, or any higher amount of severance and/or additional termination payments or benefits as may be required by applicable Law (the “Post-Transaction Severance Benefits”). Except as otherwise required by applicable Law, Buyer will, or will cause an Employing Entity to, pay or deliver the Post-Transaction Severance Benefits (less applicable withholding Taxes) to any such Continuing Employee whose employment is being terminated in a Qualifying Termination as described in the preceding sentence as soon as reasonably practicable following such termination of such Continuing Employee’s employment. For purposes of this Agreement, a “Qualifying Termination” means a termination by Buyer or the Employing Entity of the Continuing Employee’s employment other than for “Cause” (as set forth in the applicable Seller Severance Policy) or a resignation by the Continuing Employee of his or her employment that constitutes a “Constructive Termination” (as set forth in the applicable Seller Severance Policy) unless a more employee-favorable standard applies in an individual employment agreement or arrangement for such applicable Continuing Employee (in which case such definition shall apply).

(h) Each Party shall assume, be responsible for, pay and discharge, shall reimburse the other and shall indemnify and hold harmless the other Party and its respective Subsidiaries from and against any and all other Liabilities of the other Party or any of its Subsidiaries arising out of such indemnifying Party’s failure to comply with Section 2.5.2(b) (including its failure to send applicable Business Employees a Compliant Offer), Section 2.5.2(c), Section 2.5.2(d), Section 2.5.2(e), Section 2.5.2(f), Section 2.5.2(g) and Section 2.5.2(h).

(i) Except to the extent provided in the Transition Services Agreement, effective no later than 12:01 a.m. Eastern Time on the Closing Date (or effective no later than 12:01 a.m. Eastern Time on the day of a Delayed Transfer Closing with respect to a Delayed Transfer Jurisdiction), except as required by applicable Law, each Continuing Employee shall cease to participate in, or accrue further benefits under, any Seller Benefit Plan (other than as a former employee of Seller and its Subsidiaries to the extent, if any, permitted by the terms of such Seller Benefit Plan) that are not Assumed Benefit Plans.

(j) Claims incurred by Continuing Employees (and covered dependents) prior to Closing under all Seller Benefit Plans that provide medical, dental and vision benefit plans, workers compensation and life insurance plans, disability plans and other welfare plans other than a Seller Benefit Plan that is self-insured or self-funded (but for clarification, not under any form of retirement or pension plan) shall, to the extent covered under the terms and conditions of such Seller Benefit Plans, be paid under such Seller Benefit Plans notwithstanding the Closing, and the Continuing Employees or covered dependents shall be considered participants in such plans exclusively with regard to such claims. Expenses and benefits with respect to claims incurred by Continuing Employees or their covered dependents on or after the Closing Date (whether or not in a Delayed Transfer Jurisdiction), and expenses and benefits payable under any Assumed Benefit Plan, shall be the responsibility of Buyer. For purposes of this Section 2.5.2(j), a claim is deemed incurred: (i) in the case of medical, vision or dental benefits, when the services that are the subject of the claim are performed; (ii) in the case of life insurance, when the death occurs; (iii) in the case of short-term or long-term disability benefits, when the disability occurs; (iv) in the case of workers compensation benefits, when the event giving rise to the benefits occurs; and (v) otherwise, at the time the Business Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(k) Buyer will use commercially reasonable efforts to (from and after the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing)) cause each benefit plan of Buyer and its Affiliates for Continuing Employees in which they are eligible to participate and that is a health or welfare benefit plan (including the Assumed Benefit Plans, the “Buyer Benefit Plans”) to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements applicable to Continuing Employees to the extent that such Continuing Employees participated in comparable Seller Benefit Plans immediately prior to Closing, (ii) honor any payments, charges and expenses of such Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Seller Benefit Plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Buyer Benefit Plan or Assumed Benefit Plan during the same plan year in which such payments, charges and expenses were made, and (iii) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee following the Closing Date to the extent that such waiting period limitation or evidence of insurability requirement was waived or satisfied under a comparable Seller Benefit Plan immediately prior to Closing. In addition, to the extent that any Continuing Employee has begun a course of treatment with a physician or other service provider who is considered “in network” under a Seller Benefit Plan and such course of treatment is not completed prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), Buyer will, with respect to the Buyer Benefit Plans from and after Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), arrange for transition care, whereby such Continuing Employee may complete the applicable course of treatment with the pre-Closing physician or other service provider at “in network” rates.

(l) To the extent permitted by Law or collective bargaining (or similar) agreement, each of Seller and Buyer will use its reasonable best efforts (i) to allow each Business Employee who participated in, or was eligible to participate in, the applicable Seller Retirement Plan that is not an Assumed Benefit Plan to cease participation in such applicable Seller Retirement Plan and begin participation in an existing or new retirement plan of Buyer from and after the Closing and (ii) to cause (x) each applicable Seller Retirement Plan that is not an Assumed Benefit Plan to transfer the benefit liabilities, regardless of whether such benefits are vested or unvested, under such applicable Seller Retirement Plan to the extent relating to the Business Employees and (y) the corresponding existing or new retirement plan of Buyer in such jurisdiction to accept a transfer of such liabilities. The Business Employees shall be given credit under the respective existing or new retirement plan of Buyer for all service with and compensation from Seller and its Subsidiaries for purposes of determining eligibility, vesting and the amount of any Retirement Benefits or Retirement Benefit accruals under each respective existing or new retirement plan of Buyer.

(m) From and after the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing), Buyer and an Employing Entity (with respect to their benefit plans in which a Continuing Employee participates, which, following the Closing, includes Assumed Benefits Plans) will provide credit for such Continuing Employee’s length of service with Seller and its Subsidiaries (including any length of service with any entity acquired by Seller or any such Subsidiary) for purposes of eligibility, participation, vesting and benefit accrual under such plan, program, policy or arrangement, including severance policies but excluding any defined benefit pension plan, except that such prior service credit will not be required to the extent that it results in a duplication of benefits.

(n) Buyer or one of the Employing Entities will cover each U.S. Continuing Employee who has elected to participate in a flexible spending account plan maintained by Seller or any of its Subsidiaries (“Seller’s FSA”) under a flexible spending account plan established by Buyer or one of its Affiliates (“Buyer’s FSA”) at the same level of coverage elected under Seller’s FSA for the remainder of the plan year during which the Closing Date occurs. Each U.S. Continuing Employee will be treated as if his or her participation in Buyer’s FSA had been continuous from the beginning of the plan year under Seller’s FSA in which the Closing Date occurs and each existing salary reduction election electronically funded to the Seller’s FSA will be transferred and taken into account for the remainder of the plan year under Buyer’s FSA in which the Closing Date occurs, as if made under Buyer’s FSA. Buyer’s FSA will provide reimbursement for medical care expenses and dependent care expenses incurred by U.S. Continuing Employees at any time during the plan year under Seller’s FSA in which the Closing Date occurs (including claims incurred before the Closing), up to the amount of such U.S. Continuing Employees’ elections and reduced by amounts previously reimbursed by Seller’s FSA. As soon as practicable following the Closing Date, Seller and Buyer shall use reasonable best efforts to effectuate an aggregate true-up to each other for flexible spending account payments for the portion of the year in which Closing occurs beginning on January 1 and ending immediately prior to the Effective Time (provided that, if the Closing occurs between January 1 and April 15 of a given year, then the applicable period shall be from January 1 of the year prior to the year in which Closing occurs to immediately prior to the Effective Time) that (i) Seller shall receive any amount it paid in excess of contributions Seller received for such period with regard to U.S. Continuing Employees and (ii) Buyer shall receive any excess contributions received by Seller over amounts paid for such population in the same period.

(o) Effective as of the Closing, Buyer or the applicable Employing Entity will assume and be responsible for all Liabilities with respect to U.S. Continuing Employees and their eligible dependents, in respect of health insurance under COBRA, the Health Insurance Portability and Accountability Act of 1996, Sections 601, et seq. and Sections 701, et seq. of ERISA, Section 4980B and Sections 9801, et seq. of the Code and applicable state or similar Laws. Buyer shall also be solely responsible for any continuation coverage required by COBRA for Business Employees who are not Continuing Employees, and their qualified beneficiaries, whose termination occurs on or after Closing.

(p) On or prior to the Closing, Buyer shall, or shall cause the appropriate Employing Entity to, establish or maintain a 401(k) plan and a related trust (the “Buyer 401(k) Plan”), which shall (i) be intended to meet the tax qualification requirements of Section 401(a) of the Code, the tax exemption requirements of Section 501(a) of the Code, and the requirements described in Sections 401(k) and 401(m) of the Code in respect of a plan intended to meet such requirements and (ii) be substantially similar to the CommScope Inc. Retirement Savings Plan, as amended and restated effective January 1, 2021 and further amended from time to time through the Closing in accordance with this Agreement (the “Seller 401(k) Plan”). Buyer shall permit each U.S. Continuing Employee who meets the eligibility criteria of the Buyer 401(k) Plan to participate (or continue participation) in the Buyer 401(k) Plan, and Buyer agrees to cause the Buyer 401(k) Plan to accept rollovers by Continuing Employees from the Seller 401(k) Plan, including promissory notes evidencing all outstanding loans; provided that Buyer shall not have any obligation to accept any rollovers unless and until Buyer has determined, in its reasonable discretion, that such Seller 401(k) Plan complies with all applicable Laws related to such plan’s tax qualified status and such rollovers constitute “eligible rollover distributions.” Each Continuing Employee who is a participant in the Seller 401(k) Plan shall cease to be an active participant or actively accrue benefits in such plan effective as of the date such Continuing Employee transfers to the Buyer 401(k) Plan (and no later than the Closing Date). As of the Closing Date, Seller shall take all actions reasonably necessary to fully vest each Continuing Employee in his or her benefits under the Seller 401(k) Plan and Seller shall contribute to Seller 401(k) Plan all employer contributions and matching contributions relating to periods prior to the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing) based on the amount or percentage that Seller is required to contribute to such plan on behalf of such Continuing Employees through the Closing (or, with respect to any Delayed Transfer Jurisdiction, the Delayed Transfer Closing) as if such employees had satisfied all prerequisites for receiving such contributions as of the Closing;

provided that Seller shall only be required to make employer contributions and matching contributions to the extent such employer contributions and matching contributions would have otherwise been required to have been made as of such date in accordance with the terms of the Seller 401(k) Plan. Nothing in this section shall have the effect of amending the Seller 401(k) Plan or requiring any contribution not otherwise provided for under the Seller 401(k) Plan.

(q) Following the Agreement Date and for a period of 12 months thereafter, each of Seller and Buyer (and their respective Subsidiaries) will use reasonable best efforts in all matters necessary to effect the transactions contemplated by this Section 2.5.2 and the requirements of any applicable Law or Transfer Regulations and will provide, and will cause each of their respective representatives, including legal, human resources and regulatory compliance personnel, to provide, all cooperation reasonably requested by the other Party in that regard, including, (i) cooperating and providing each other with all necessary and reasonable assistance and information to ensure that any works councils or committees, trade unions and/or employee representatives applicable to the Non-U.S. Continuing Employees are provided with the information required in order for proper consultation, notification and other required processes under applicable Law to take place and conducting such consultations, notifications and other required processes, as necessary, and (ii) exchanging information and data, including reports prepared in connection with bonus plan participation and related data of Continuing Employees, relating to workers’ compensation, and employee benefits and employee benefit plan coverages (in each case, except to the extent prohibited by applicable Law or to the extent that such information and data relates to performance ratings or assessments of employees of Seller and its Subsidiaries), making any and all required filings and notices, making any and all required communications with Business Employees and obtaining any Governmental Approvals required with respect to the actions contemplated by this Section 2.5.2. Such cooperation will include the provision of any information and consultation required by applicable Law or Transfer Regulations (which shall include, in the case of Buyer, information required by any applicable Transfer Regulations regarding any measures Buyer envisages it will take with respect to any Automatic Transferred Employees after Closing) or the terms of any Contract, or with any works council, economic committee, union or similar body. Each of Seller and Buyer will make available its representatives at such times and in such places as the other Party may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.

(r) The Parties recognize that certain of the Business Employees are in nonimmigrant visa status in the United States or have applications for lawful permanent residence pending with the relevant Governmental Authorities in the United States (the “U.S. Affected Non-U.S. Employees”). The Parties further recognize that new or amended petitions with respect to such U.S. Affected Non-U.S. Employees may be required in certain of these cases, unless Buyer (or its Affiliates, as the case may be) is deemed the “successor-in-interest” to Seller or any of its Subsidiaries, as applicable (as such term is used in pronouncements and interpretations by the United States Department of Homeland Security (“DHS”)) and/or the United States Department of Labor (“DOL”) with respect to such U.S. Affected Non-U.S. Employees. Accordingly, Buyer hereby expressly agrees to assume, and Seller hereby assigns, all of the immigration-related Liabilities related to validly filed petitions of the U.S. Affected Non-U.S. Employees (including any obligations, Liabilities and undertakings arising from or under attestations made in each certified and still effective Labor Condition Application, Labor Certification Application/PERM, and/or Permanent Resident Alien petition validly filed by Seller with respect to any such U.S. Affected Non-U.S. Employees); provided, however, that Buyer shall have the right to review any such petitions that are in process, but not yet filed, as of Closing, and shall have the option to halt any such filings. The Parties each agree to take such actions as may reasonably be requested at and following the Closing to document to the DHS or such other governmental agency, as the case may be, as may be necessary, the “successor-in-interest” relationship with respect to any U.S. Affected Non-U.S. Employees. The Parties recognize that certain of the Business Employees are in nonimmigrant visa status (or analogous status under applicable non-U.S. Law) outside of the United States or have applications for lawful permanent residence (or analogous application under applicable non-U.S. Law) pending with the relevant Governmental Authorities outside of the United States (the “O.U.S. Affected Non-U.S. Employees”). The Parties each agree to reasonably cooperate to ensure that applicable “Transfers of Undertakings” (as defined under applicable non-U.S. Law or similar analogous term under the applicable jurisdiction) are satisfied with respect to such O.U.S. Affected Non-U.S. Employees, and, without limiting the foregoing, Buyer shall cause the applicable Employing Entity to be registered to assume the sponsorship of such O.U.S. Affected Non-U.S. Employees.

(s) Seller and its Subsidiaries shall be permitted to take any action they are legally required to take in order to comply with local employment Laws.

(t) Provided that Buyer or its Affiliates provide the payroll service provider in respect of Business Employees in the United States such information and work requirements as it shall require to treat Buyer and its Affiliates as a successor employer of Seller and its Subsidiaries for purposes of Section 3121 of the Code in respect of the transactions contemplated by this Agreement (which information and work requirements the Parties shall reasonably cooperate to prepare, compile and develop), Seller shall, if requested by Buyer, instruct such payroll service provider(s) (and take such other reasonable actions as required) to effect such successor employer treatment for purposes of Section 3121 of the Code. Seller shall use commercially reasonable efforts to provide to Buyer, prior to, at or reasonably promptly after the Closing, for each Continuing Employee, such Continuing Employee’s Form I-9s and Forms W-4 and W-5 (as applicable).

(u) Seller and its Subsidiaries shall be solely responsible for compliance with the United States Worker Adjustment and Retraining Notification Act and similar state laws in connection with their termination of any Business Employees prior to the Closing Date.

(v) The provisions of this Section 2.5.2 are for the sole benefit of the Parties and except as required by Law, nothing herein, expressed or implied, is intended or shall be construed (i) to establish, modify, terminate, adopt, or amend any employee benefit plan for purposes of ERISA or otherwise (ii) to limit the ability of the Parties to modify, amend or terminate any benefit or compensation plan, program, contract, policy, agreement or arrangement at any time or for any reason, (iii) to constitute an employment agreement, (iv) confer upon or give to any Person, other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 2.5.2 under or by reason of any provision of this Agreement (it being understood that each Party shall be entitled to enforce specifically the terms and provisions of this Section 2.5.2 without any requirement to prove that it has suffered damages), or (v) prohibit Buyer (or any of its Subsidiaries) from terminating the employment of any Continuing Employee following the Closing Date. Without limiting the foregoing, in no event shall any Business Employee be deemed to be a third party beneficiary, or otherwise entitled to enforce, any provision of this Agreement (other than, to the extent expressly set forth therein, Section 6.8).

Section 2.6 Approvals and Consents.

(a) Starting as of the Agreement Date, Buyer and Seller shall coordinate with each other to facilitate the assignment and transition of Assigned Contracts and the separation of Shared Contracts in accordance with this Section 2.6.

(b) Notwithstanding anything to the contrary in this Agreement, there shall be excluded from the transactions contemplated by this Agreement any Purchased Asset that is not assignable or transferable (i) without the consent of any Person other than Seller, the Purchased Entities or any Subsidiary of Seller or Buyer, to the extent that such consent shall not have been obtained prior to the

Closing or (ii) without violating any applicable Law; provided, however, that Seller and Buyer shall have the continuing obligation until 12 months after the Closing (or, if earlier, until the lapse, expiration or termination of any such Purchased Asset that is a Contract) to use reasonable best efforts and otherwise cooperate with each other to obtain all necessary consents to the assignment or transfer thereof, it being understood that (A) other than general internal costs, overhead and use of internal personnel and assets or infrastructure (which, for the avoidance of doubt, shall not be charged by way of an holding fee or otherwise), neither Seller, nor Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money, incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such consents, and (B) in connection therewith, Seller shall not, and shall cause its Subsidiaries (including, if prior to the Closing, the Purchased Entities) not to, (1) commit to make any payments other than cash payments that are Excluded Liabilities or otherwise paid in full prior to the Closing or (2) make any non-monetary concession that would purport to bind Buyer, its Affiliates or, following the Closing, the Business or any Purchased Entity. Upon obtaining the requisite third-party consents thereto, such Purchased Assets shall promptly be transferred and assigned to Buyer (or the applicable Subsidiary of Buyer) hereunder at no additional cost (subject to the occurrence of the Closing).

(c) With respect to any Purchased Asset that is not transferred and assigned to Buyer at the Closing by reason of Section 2.6(b), after the Closing and for 12 months thereafter (or, if earlier, until the lapse, expiration or termination of any such Purchased Asset that is a Contract), until any requisite consent is obtained therefor and the same is transferred and assigned to Buyer (or the applicable Subsidiary of Buyer), the Parties shall cooperate with each other and use their reasonable best efforts to obtain for Buyer, at no cost to Seller or Buyer or any of their respective Affiliates, an arrangement with respect thereto to provide Buyer (or the applicable Subsidiary of Buyer) the benefits, and the obligations and burdens, thereof and to otherwise put Buyer and Seller (and their respective Subsidiaries) in the position they would have been in had such Purchased Asset and Assumed Liabilities thereunder been transferred and assumed directly at the Closing (i.e., without limiting that all Liabilities thereunder nevertheless constitute Assumed Liabilities, and such assets nevertheless constitute Assumed Assets, for all purposes of this Agreement regardless of whether such consents are obtained). In furtherance of the foregoing, Seller shall, and shall cause its Subsidiaries to, without further consideration therefor, pay and remit to Buyer all monies, rights and other consideration received in respect of such Purchased Asset as promptly as reasonably practicable after receipt thereof and Buyer shall pay, perform and discharge fully, promptly when due, all of the obligations of Seller and its Subsidiaries in respect of such Purchased Asset and Assumed Liabilities, each as if such Purchased Asset had been transferred at the Closing. Other than with respect to the Excluded Liabilities, Buyer agrees to indemnify Seller and its Subsidiaries in respect of all Liabilities of Seller and its Subsidiaries in respect of any such arrangement, continuing operations and underlying lease, license, Contract, agreement or right, including any additional Taxes incurred by them in connection therewith and such indemnity.

(d) The Parties have determined that it is advisable that the Shared Contracts that are not also Excluded Shared Contracts be separated or replicated into separate Contracts between the applicable third party and each of (i) the business retained by Seller and its Subsidiaries and (ii) the Business. The Parties agree to cooperate and use their respective reasonable best efforts to provide reasonable assistance prior to the Closing and, to the extent not achieved prior to the Closing, then for 12 months thereafter (or, if earlier, until the lapse, expiration or termination of any such Shared Contract), in effecting the separation or replication of such Shared Contracts (with such separated Shared Contract imposing no material additional or differing obligations (except arising from different volume-based arrangements or credit rating of Buyer) than, and otherwise on substantially the same terms as, the applicable Shared Contract (except that the replicated Shared Contract will only pertain to the Business) or other terms mutually agreeable to the Parties in accordance with the terms and subject to the conditions set forth herein) and, once so separated or replicated, such separated or replicated Contract relating to the

Business shall be deemed an Assigned Contract hereunder and transferred to and assumed by Buyer or a Purchased Entity, as applicable, directly (but, in the case of Buyer, no sooner than the Closing); provided, however, it being understood that (A) other than general internal costs, overhead and use of internal personnel and assets or infrastructure, neither Seller, nor Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money, incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to separate or replicate such Contracts and (B) in connection therewith, Seller shall not, and shall cause its Subsidiaries (including, if prior to the Closing, the Purchased Entities) not to, (1) commit to make any payments other than cash payments that are Excluded Liabilities or otherwise paid in full prior to the Closing or (2) make any non-monetary concession that would purport to bind Buyer or its Affiliates or, following the Closing, the Business or any Purchased Entity following the Closing. Further, with respect to any Shared Contract that is not an Excluded Shared Contract, after the Closing and for 12 months thereafter (or, if earlier, until the lapse, expiration or termination of any such Shared Contract), until any separate Contract (if any) is obtained therefor (at which time it will be transferred to and assumed by Buyer or the applicable Subsidiary of Buyer), the Parties shall cooperate with each other and use their reasonable best efforts to obtain for Buyer or the applicable Other Buyer, at no cost to Seller or Buyer or any of their respective Affiliates, an arrangement with respect thereto to provide for Buyer substantially comparable benefits therein and such that Buyer shall bear the obligations and burdens thereof and to otherwise put Buyer and Seller (and their respective Subsidiaries) in the position they would have been in had the rights and obligations relating to the Business under such Shared Contract been transferred and assumed directly at the Closing (i.e., without limiting that all Liabilities thereunder to the extent relating to the Business nevertheless constitute Assumed Liabilities for all purposes of this Agreement regardless of whether such Shared Contract is separated or replaced). Other than with respect to the Excluded Liabilities, Buyer agrees to indemnify Seller and its Subsidiaries in respect of all Liabilities of Seller and its Subsidiaries in respect of any such arrangement, continuing operations and underlying lease, license, Contract or right, including any additional Taxes incurred by them in connection therewith and such indemnity. In furtherance of the foregoing, if, after the Closing, Seller or any of its Subsidiaries (other than the Purchased Entities), on the one hand, or Buyer or any of its Subsidiaries (including the Purchased Entities), on the other hand, receives any benefit or payment or suffers any payment or obligation that under any Shared Contract was intended for the other, Seller and Buyer shall, and shall cause their respective Subsidiaries to, deliver such benefit or payment to the other party or pay or perform such payment or obligation, including any additional Taxes incurred by Seller in connection therewith and such indemnity.

(e) Notwithstanding anything herein to the contrary, the provisions of this Section 2.6 shall not apply to any Consent from any Governmental Authority, including any Consent required under any Antitrust Laws or in connection with any FDI Clearance, which Consents shall be governed solely by Section 6.3 and Section 10.3.

(f) Buyer acknowledges and agrees, on behalf of itself and its Affiliates, that (i) certain consents to the transactions contemplated by this Agreement may be required from parties to certain Real Property Leases, Permits, Assigned Contracts, Shared Contracts and other Contracts and rights intended to be Purchased Assets and that such consents may not be obtained, (ii) neither Seller nor any of its Subsidiaries shall have any liability whatsoever arising out of or relating to the failure to obtain any consents that may be required in connection with the transactions contemplated by this Agreement or because of the default under, or acceleration or termination of, any Real Property Leases, Permits, Assigned Contracts, Shared Contracts or other Contract or right, as a result thereof and the Liabilities resulting therefrom shall nevertheless be Assumed Liabilities and (iii) Buyer further agrees that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and no condition to Buyer’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied, as a result of the failure to obtain any such consent or as a result of any such default, acceleration or termination or any Proceeding commenced or threatened by or on behalf of any Person, arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination. Notwithstanding the foregoing, Seller acknowledges and agrees that the provisions of this Section 2.6(f) do not in any way affect, alter or otherwise diminish any representation or warranty of the applicable Party specifically set forth in Article 4.

Section 2.7 Restructuring Activities

(a) Notwithstanding anything to the contrary herein, prior to the Closing Date, Seller shall use its reasonable best efforts to perform certain restructuring activities to effect the separation of the Business from Seller’s other businesses prior to the Closing (or, if not completed prior to the Closing, continue to use its reasonable best efforts to perform such activities thereafter), all in accordance with the Purchase Structure Memorandum (as amended from time to time in accordance with this Section 2.7(a), the “Restructuring Activities”). From time to time after the Reference Date and prior to the Closing (or Delayed Transfer Closing, with respect to any Delayed Transfer Jurisdiction), without prejudice to the Seller’s obligations to transfer to Buyer the Purchased Assets and Assumed Liabilities, as provided in this Agreement, Seller shall be permitted to amend the Purchase Structure Memorandum without the prior consent of Buyer so long as such amendment is necessary to (i) comply with applicable Laws, and/or (ii) secure the Consent of a Governmental Authority necessary to consummate any of the transactions contemplated by this Agreement, and/or (iii) add transfers of Business Cash, Excluded Assets or Excluded Liabilities from the Purchased Entities to Seller or a Subsidiary of Seller (other than a Purchased Entity) by dividend, distribution, sale, payment of intercompany advances or Indebtedness, or other transfer; and/or (iv) assign, transfer, convey, or contribute Purchased Assets from Seller or any of its Subsidiaries (other than a Purchased Entity) to the Purchased Entities or cause a Purchased Entity to assume the Assumed Liabilities; provided, however, that any such amendment shall require the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, if any such proposed amendment includes any steps or actions that would (A) cause Buyer or any of its Affiliates to violate any Law or Contract, (B) cause any representation or warranty of Seller in Article 4 to become untrue or incorrect in any material respect, (C) create or result in any increase other than to a de minimis extent, in any Assumed Liabilities or any other Liabilities or obligations of Buyer with respect to which Buyer is not entitled to indemnification pursuant to this Agreement (other than any Transfer Taxes reasonably likely to be recovered within two years by Buyer or its Affiliates under applicable Law without material cost or expense or restructuring or the implementation of further Tax planning techniques by Buyer or any of its Affiliates), (D) create or give rise to any loans or balances between any Purchased Entity, on one hand, and the Seller or any of its Subsidiaries (other than the Purchased Entities), on the other hand, that would not be canceled or terminated without further liability or obligation on or before the Closing pursuant to this Agreement, (E) (I) reduce the paid in capital, statutory capital or other local Law equivalent with respect to any Purchased Entity below (x) the amount required by applicable Law with respect to such Purchased Entity or (y) an amount which would result in Buyer or any of its Affiliates being required by applicable Law to contribute additional capital to such Purchased Entity, or (II) result in negative equity or negative retained earnings, distributable reserves or other local Law equivalent, (F) involve entering into any covenant or agreement with any Taxing Authority that would bind Buyer or any Purchased Entity other than to a de minimis extent with respect to any period (or portion thereof) beginning after the Closing Date, (G) have any adverse Tax impact (other than to a de minimis extent) on Buyer, any of its Subsidiaries or any Purchased Entity, or (H) impose any restrictions or limitations (other than to a de minimis extent) on Buyer, any of its Subsidiaries or any Purchased Entity not otherwise contemplated by this Agreement (taking into account the transactions contemplated by this Agreement); provided that, in each case, no such consent shall be required (x) to the extent Buyer is entitled to indemnification pursuant to Section 6.8 or Article 9 for Losses arising out of such proposed amendment and (y) such indemnification obligation is reasonably expected to be less than $75,000.

(b) Prior to the Closing, without in any way altering the defined terms “Purchased Assets” or “Excluded Assets,” Seller and Buyer shall, and shall cause their respective Subsidiaries to, in consultation with the other Party, use commercially reasonable efforts to identify the internal separation activities necessary for the Business to operate in a manner independent from Seller and its Subsidiaries (other than the Purchased Entities) and for the businesses (other than the Business) of Seller and its Subsidiaries (other than the Purchased Entities) to operate independently of the Business. Further, upon the reasonable request of the other Party, Seller and Buyer shall, and shall cause their respective Subsidiaries to, subject to applicable Law, provide reasonable cooperation to the other Party in (i) effecting such separation activities such that the Business can operate in a manner independent from Seller and its Subsidiaries (other than the Purchased Entities) at the Closing and (ii) taking such other actions to otherwise reduce the term and scope of services required by Buyer and its Affiliates (including the Purchased Entities) (or, with respect to any services provided by Buyer and its Affiliates (including the Purchased Entities) to Seller or its Subsidiaries, required by Seller and its Subsidiaries) under the Transition Services Agreement.

(c) Promptly after the Agreement Date, the Parties shall establish a committee (the “Steering Committee”) for the purposes of coordinating and communicating pertinent information regarding the activities contemplated or taken in accordance with or pursuant to this Agreement. The Parties shall reasonably determine the membership of the Steering Committee, provided that the Steering Committee shall include member representatives from Seller, the Business and Buyer. The Steering Committee shall meet on a regular basis, in person or by telephone conference at a schedule to be determined by the Steering Committee itself, but no less than twice per month. The Steering Committee shall not have decision making authority with respect to either Party and shall not bind any Party, or otherwise affect the rights, remedies or obligations of any Party hereunder.

(d) To the extent Restructuring Activities are not completed in all material respects in a particular jurisdiction (other than a Principal Jurisdiction) as of the Closing, the Parties shall, in accordance with Appendix E, delay the Closing of the Purchase Transaction with respect to the Purchased Entities, Purchased Assets and/or Assumed Liabilities related to such jurisdiction (each, a “Delayed Transfer Jurisdiction” and the Closing of the Purchase Transaction therein, a “Delayed Transfer Closing”) until such time as Restructuring Activities have been completed in such jurisdiction in all material respects. Notwithstanding the foregoing, in no event will any Principal Jurisdiction be a Delayed Transfer Jurisdiction without the written consent of Buyer.

ARTICLE 3

CONSIDERATION

Section 3.1 Consideration.

(a) The total consideration for the Purchased Shares and the Purchased Assets (the “Consideration”) shall consist of (i) the Final Cash Consideration, payable as described in this Agreement, (ii) that number of Buyer Ordinary Shares that represents, as of the Closing and after taking into account such issuance, 25% of Buyer’s Fully Diluted Share Total (the “Newly Issued Shares”), issuable as described in this Agreement (the “Share Capital Increase”), (iii) the Earn-out Consideration, if any and (iv) the assumption by Buyer of the Assumed Liabilities.

(b) Notwithstanding anything in this Article 3 to the contrary, the number of Buyer Ordinary Shares to be issued to Seller at the Closing shall be reduced (the “Newly Issued Share Cap”) by a number of Buyer Ordinary Shares (the “Capped Newly Issued Shares”) as required so that the number of Newly Issued Shares, as of the Closing and after taking into account such issuance, represents no more than 29.9% of the then outstanding share capital and voting rights of Buyer as of the Closing.

(c) For purposes of setting the terms of the increase to Buyer’s share capital necessary to issue the Newly Issued Shares, as required by French law, the subscription price per Newly Issued Share (the “Subscription Price”) shall be determined as of the Closing and be an amount equal to with respect to the Newly Issued Shares, EUR[•]2 (the “Newly Issued Share Aggregate Value”), divided by the aggregate number of Newly Issued Shares (without giving effect to the Newly Issued Share Cap). For the avoidance of doubt, neither the Newly Issued Share Cap nor the post-Closing adjustments to the Estimated Cash Consideration made in determining the Final Cash Consideration pursuant to Section 3.6 shall affect the Newly Issued Share Aggregate Value or the Subscription Prices.

Section 3.2 Payment of Cash Consideration.

(a) At the Closing, Buyer shall pay, or cause to be paid, an amount equal to the sum of (i) the Estimated Business Cash, minus (ii) the Estimated Business Indebtedness (such amount, the “Estimated Cash Consideration”) to Seller (for its own account and as agent for any Share Seller or Other Seller unless otherwise provided in any Local Transfer Agreement). Such Estimated Cash Consideration shall be payable in United States dollars in immediately available federal funds and delivered by Buyer to such bank account or accounts as shall be designated in writing by Seller no later than the second Business Day prior to the Closing (or such later time as may be agreed by Seller and Buyer). Notwithstanding the foregoing, if any portion of the Estimated Cash Consideration is required under applicable Law to be paid in a currency other than United States dollars and/or to a specific Share Seller or Other Seller, the applicable United States dollar amount (as allocated pursuant to Section 3.3 or otherwise mutually agreed by the Parties) shall be converted into the applicable other currency at the Designated Exchange Rate (if so required) and paid at the Closing by, or on behalf of, Buyer or the applicable Other Buyer to Seller or the appropriate Share Seller or Other Seller by wire transfer to one or more bank accounts designated in writing by Seller no later than the second Business Day prior to the Closing (or such later time as may be agreed by Seller and Buyer) in lieu of the payment of such amount in United States dollars pursuant to this Section 3.2(a).

(b) No later than three Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer a written statement (the “Estimated Closing Statement”) which will set forth Seller’s good faith estimate of (i) the estimated amount of Business Cash (the “Estimated Business Cash”), and (ii) the estimated amount of Business Indebtedness outstanding as of immediately prior to the Effective Time (the “Estimated Business Indebtedness”), in each case, calculated in accordance with GAAP. The items set forth on the Estimated Closing Statement shall be prepared to reflect the Business on a consolidated basis (i.e., with all intercompany amounts solely within the Business eliminated) and in accordance with GAAP and this Agreement. No amount shall be included, in whole or in part (either as an increase or reduction), more than once in the calculation of the Estimated Closing Statement (or any items reflected thereon).

Section 3.3 Allocation of Total Consideration. To the extent permitted by applicable Law and subject to the provisions of Section 6.7, Seller, and Buyer, have agreed to allocate the Total Consideration, the amount of Assumed Liabilities and other relevant amounts among the Purchased Shares (and to the extent required or permitted by applicable Law, the underlying assets held by Purchased Entities) and the Purchased Assets (and to the extent required or permitted by applicable Law any licenses acquired pursuant to the IPMA) (collectively, the “Section 3.3 Assets”), in a manner consistent with Sections 1060 and 338 of the Code (as applicable) (and any other applicable Law) and the methodology set forth in Schedule 3.3 of the Disclosure Letter (the “Allocation Methodology”). Seller and Buyer shall agree on a preliminary allocation of the Estimated Cash Consideration, Newly Issued Share Aggregate Value, the Assumed Liabilities and other relevant amounts (the “Preliminary Allocation Statement”) prior to the

[2]	Note to Draft: Newly Issued Share Aggregate Value to be inserted prior to signing.

Closing Date among the Section 3.3 Assets in a manner consistent with Sections 1060 and 338 of the Code (and any other applicable Law), the Allocation Methodology and this Section 3.3 and based on the information available as of such time. Within 90 Business Days after the Closing Statement becomes final pursuant to Section 3.6, Seller shall deliver, or cause to be delivered, to Buyer the statement (the “Allocation Statement”), allocating the Total Consideration (plus Assumed Liabilities and other relevant amounts, to the extent properly taken into account under Sections 1060 and 338 of the Code (as applicable) (and any other applicable Law)) among the Section 3.3 Assets in accordance with Sections 1060 and 338 of the Code (as applicable) (and any other applicable Law). Notwithstanding anything in this Agreement to the contrary, the Parties agree that the Allocation Statement will be consistent with the methodologies, policies and principles of the Allocation Methodology and the Preliminary Allocation Statement; provided that the Allocation Statement shall reflect any adjustments to the information contained therein since the date of such information. Seller and Buyer shall, and shall cause their respective Affiliates to, report the transactions contemplated by this Agreement in a manner consistent with the Allocation Statement. In addition, the Parties shall, and shall cause their respective Affiliates to act in accordance with the Allocation Statement in the course of any Tax audit, Tax review or Tax litigation relating thereto, and take no position, and cause their respective Affiliates not to take, any position inconsistent with the Allocation Statement for Income Tax purposes in any jurisdiction, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or other similar provision under applicable Law. Seller and Buyer shall each be responsible for the preparation of their own Sections 1060 and 338 statements and forms (and analogous statements and forms under applicable Law) in accordance with applicable Laws and in a manner consistent with the Allocation Statement, and each shall execute and deliver to each other such statements and forms as are reasonably requested by the other Party. In the event that the Allocation Statement is disputed by any Taxing Authority, (a) the Party receiving notice of the dispute shall promptly notify the other Party of such notice and (b) both Seller and Buyer shall use reasonable efforts to defend the Allocation Statement in any Proceedings or settle such dispute in a manner mutually acceptable to Seller and Buyer. Seller and Buyer shall each instruct their respective employees and Representatives to cooperate with, and promptly respond to all reasonable requests and inquiries of, the other, and to provide, upon execution of a customary access letter if required by Seller’s or Buyer’s (as applicable) outside accountants, Buyer and its Representatives or Seller and its Representatives (as applicable) with reasonable access during normal business hours, and in a manner so as not to unreasonably interfere with the conduct of the other Party’s business, upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by the other to the extent such materials have been prepared and relate to the Allocation Statement in any respect or questions concerning or disagreements with the Allocation Statement.

Section 3.4 Delivery of Newly Issued Shares. The Purchased Assets and the Purchased Shares shall be delivered at Closing in consideration of, among other things, an amount equal to the Newly Issued Shares Aggregate Value, such consideration to be satisfied by means of a vendor loan of same amount granted by Seller to Buyer (the “Vendor Loan”). On the Closing Date, Seller shall subscribe to the Newly Issued Shares with the Subscription Price to be paid by setting off the Seller’s Vendor Loan held against the Buyer as a result of the sale of the Purchased Shares (and the sale of the Purchased Assets and the assumption of the Assumed Liabilities) in accordance with Section 2.1 and Section 2.2, and Buyer shall issue, or cause to be issued, the Newly Issued Shares to Seller, together with any certificates, forms or instruments required to convey to Seller good and valid title to all of the Newly Issued Shares, free and clear of all Liens.

Section 3.5 Delivery of Purchased Shares and Purchased Assets. The Purchased Assets shall be delivered to Buyer, or an Other Buyer, as applicable, in the form and to their location as of immediately prior to Closing unless otherwise consented to by Seller and at Buyer’s cost and expense (to the extent such Purchased Assets are requested by Buyer (and agreed by Seller) to be moved to a different physical location), it being understood that the transfer of the Purchased Shares (or the applicable Purchase Entity Shares with respect to any Delayed Transfer Jurisdiction) will constitute the transfer of, and satisfy any obligation to transfer, the Purchased Assets and any other Purchased Entity Shares; provided further, to the extent practicable, Seller shall deliver (or cause to be delivered) all of the transferred technology through electronic delivery or in another reasonable manner reasonably calculated and legally permitted to minimize or avoid the incurrence of any Transfer Taxes and VAT if such method of delivery does not adversely affect costs (including Taxes) of Seller, Buyer or their respective Subsidiaries, or the condition, operability or usefulness or benefit of any Purchased Assets to Buyer or its Subsidiaries. Further, (w) Seller may retain a copy of any Business Records that Seller in good faith determines that Seller or any of its Affiliates is reasonably likely to need for legal, Tax, accounting, treasury, litigation, federal securities disclosure or similar purposes or in connection with Excluded Liabilities, or for responding to queries or claims with respect to the conduct of the Business prior to the Closing or the defense of any claims under the terms of this Agreement or any other Transaction Document, (x) Business Records may be redacted to remove, or omit information or portions thereof, not relating to the Business, (y) it is acknowledged and agreed that Business Records will be transferred by Seller only to the extent that such Business Records exist as of the Closing, are material to the Business, were created on or following January 1, 2019, can be located through reasonable efforts on the part of Seller and need only to be provided to the extent available electronically (and only provided electronically) and Seller need not provide any paper copies or any Business Records not reasonably separable from documents or databases or information that do not relate to the Business and (z) that the transfer of any Business Records shall be made subject to applicable Law.

Section 3.6 Post-Closing Adjustments. (a) As promptly as practicable and in any event within 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a written statement (the “Closing Statement”), which shall set forth Buyer’s good faith determination of (i) the amount of Business Cash (the “Closing Business Cash”) and (ii) the amount of Business Indebtedness outstanding as of immediately prior to the Effective Time (the “Closing Business Indebtedness”), and shall include its calculation of the Final Cash Consideration based on the foregoing (i.e., as if the Closing Business Cash were the Final Business Cash and the Closing Business Indebtedness were the Final Business Indebtedness, respectively). The items set forth on the Closing Statement shall be prepared to reflect the Business on a consolidated basis (i.e., with all intercompany amounts solely within the Business eliminated) and in accordance with GAAP and this Agreement. No amount shall be included, in whole or in part (either as an increase or reduction), more than once in the calculation of the Closing Statement (or any items reflected thereon). The Parties agree that the purpose of preparing the Closing Statement and components thereof is solely to (A) accurately measure the Closing Business Cash and Closing Business Indebtedness and (B) measure the differences in Closing Business Cash from Estimated Business Cash and Closing Business Indebtedness from Estimated Business Indebtedness, and, without limiting the terms of this Agreement, such processes (1) are not intended to permit the introduction of, or alteration of, judgments, accounting methods, policies, principles, practices, procedures, reserves, classifications or estimation methodologies different from those used to prepare the Estimated Closing Statement, and (2) shall disregard any change, circumstance, act, decision, fact or development occurring after the Effective Time for purposes of establishing or altering a reserve or otherwise.

(b) From the Closing Date through the Determination Date, each Party shall give, and shall cause their respective Affiliates, Representatives and auditors to give (upon execution of a customary access letter if required by outside accountants), the other Party and its Affiliates, Representatives and auditors, all such reasonable access (including electronic access, to the extent available) during normal business hours (or such other times as the Parties may agree) (and in a manner so as not to unreasonably interfere with the conduct of their business) as the Parties may reasonably request to the books and records of the Business and to the appropriate Continuing Employees and other personnel or Representatives of the Parties (including finance personnel) for any purpose relating to the Closing Statement and the adjustments contemplated by this Section 3.6.

(c) Within 45 days after Seller’s receipt of the Closing Statement, Seller shall notify Buyer whether it accepts or disputes the accuracy of the Closing Statement. In the event that Seller disputes the accuracy of the Closing Statement, Seller shall deliver a written notice to Buyer specifying in reasonable detail those items and amounts as to which Seller disagrees and setting forth Seller’s calculation of such disputed amounts (a “Dispute Notice”) and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement. In the event that Seller notifies Buyer that it accepts the Closing Statement, or does not deliver a Dispute Notice to Buyer during such 45-day period, Seller shall be considered to have accepted the accuracy of the Closing Statement delivered by Buyer and such Closing Statement shall be final, conclusive and binding upon the Parties, absent fraud.

(d) If a Dispute Notice shall be timely delivered by Seller pursuant to Section 3.6(c), Seller and Buyer shall, during the 30 days following such delivery (as such time period may be extended by the mutual agreement of the Parties), seek in good faith to reach agreement on the disputed items and amounts. If Buyer and Seller resolve their differences over the disputed items in the Closing Statement in accordance with the foregoing procedure, the Closing Statement shall be revised to reflect such resolution and the amount of the Closing Business Indebtedness and the Closing Business Cash agreed upon by Seller and Buyer as reflected in such revised Closing Statement shall be final, conclusive and binding on the Parties, absent fraud.

(e) If the Parties fail to resolve their differences over the disputed items and amounts in the Closing Statement within such 30-day period (as such time period may be extended by the mutual agreement of the Parties), then Seller and Buyer shall promptly jointly request that KPMG, or if such firm is unable or unwilling to act, such nationally recognized independent public accounting firm as shall be mutually agreed by the Parties (the “Independent Accountant”), make a binding determination only as to the disputed items and amounts in the Closing Statement in accordance with the terms of this Agreement. The Independent Accountant will under the terms of its engagement (i) act as an expert and not an arbitrator and (ii) have no more than 30 days from the date of referral within which to render its written decision with respect to such disputed items and amounts. The Independent Accountant shall consider only those items or amounts in the Closing Statement as to which Buyer and Seller are in disagreement. The Independent Accountant shall deliver to Buyer and Seller a written report setting forth its adjustments, if any, to the Closing Statement based on the Independent Accountant’s determination with respect to the disputed items and amounts in accordance with this Agreement and GAAP and such report shall include the calculations supporting such adjustments; provided that the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by one of the Parties. Such report shall be final, conclusive and binding on the Parties, absent fraud or manifest error. The fees and expenses of the Independent Accountant shall be allocated to be paid by Seller and Buyer in inverse proportion (based on the disputed amounts proposed by each to the Independent Accountant) as they may each prevail on matters resolved by the Independent Accountant, which proportionate allocations and resulting fee allocation shall also be determined by the Independent Accountant at the time the determination of the Independent Accountant is rendered on the merits of the matters submitted. Promptly after any matter is referred to the Independent Accountant under this Section 3.6(e), Buyer and Seller shall deliver to the Independent Accountant copies of any schedules or documentation that may reasonably be required or requested by the Independent Accountant to make its determination. Each of Seller and Buyer shall be entitled to submit to the Independent Accountant a memorandum setting forth its position with respect to the disputed items, which shall also be provided to the other Party. No Party shall be permitted to communicate with the Independent Accountant other than as expressly set forth herein, and no ex parte communications with the Independent Accountant shall be permitted in any event.

(f) The date on which the Closing Statement is finally determined in accordance with this Section 3.6 shall be referred to as the “Determination Date” and the Closing Statement as so finally determined shall be referred to as the “Final Closing Statement” and each of the Closing Business Cash and the Closing Business Indebtedness, as so finally determined in the Final Closing Statement, shall be referred to as the “Final Business Cash” and the “Final Business Indebtedness,” respectively. As used herein, the “Final Cash Consideration” means an amount equal to the sum of (i) the Final Business Cash, minus (ii) the Final Business Indebtedness.

(g) Within five Business Days following the Determination Date, (i) if the Estimated Cash Consideration exceeds the Final Cash Consideration (the amount of such excess, the “Negative Adjustment Amount”), Seller shall pay, or cause to be paid, to Buyer the Negative Adjustment Amount or (ii) if the Final Cash Consideration exceeds the Estimated Cash Consideration (the amount of such excess, the “Positive Adjustment Amount”), Buyer shall pay, or cause to be paid, to Seller the Positive Adjustment Amount. Any payment under this Section 3.6(g) shall be payable in United States dollars in immediately available federal funds and delivered to such bank account or accounts as shall be designated in writing by the receiving party; provided that if any portion of the Negative Adjustment Amount or Positive Adjustment Amount (or interest thereon) is required under applicable Law to be paid in a currency other than United States dollars and/or to a specific Share Seller, Other Seller or Other Buyer, such applicable United States dollar amount shall be converted into the applicable other currency at the Designated Exchange Rate (if so required) and paid by, or on behalf of, Buyer or Seller (as applicable) to the other (or the appropriate Other Buyer, Share Seller or Other Seller, as applicable) by wire transfer to one or more bank accounts designated in writing by Buyer or Seller (as applicable) no later than the second Business Day prior to the date of payment (or such later time as may be agreed by Seller and Buyer) in lieu of the payment of such amount in United States dollars pursuant to this Section 3.6(g).

(h) The process set forth in Section 3.6(e) shall be the exclusive remedy of Seller and Buyer for any disputes related to any amounts set forth on the Closing Statement. Further, the Parties acknowledge and agree that the Closing Statement is not intended to correct for any errors or omissions in the Unaudited Financial Statements or the Financial Information.

Section 3.7 Employee Payments. As requested by Seller, in no event later than the applicable Employing Entity’s next regularly scheduled payroll run thereafter that is no less than five (5) Business Days following the Closing, or, with respect to the Seller Pro Rata Bonuses such later date as specified by Seller, Buyer shall pay, or cause the applicable Employing Entity to pay, and Seller shall fund, the Retention Bonuses, the portion of the Fixed Cash LTI Awards vested in accordance with Section 2.5.2.(d) and the Seller Pro Rata Bonuses, in each case, less applicable Tax withholdings, to the applicable recipients thereof. Payment of such amounts, less applicable Tax withholdings, to the applicable recipients thereof shall be made by the applicable Employing Entity through customary payroll process, and Buyer shall timely remit, or cause the applicable Employing Entity to timely remit, such withheld Taxes to the appropriate Taxing Authority on behalf of the applicable recipient. For the avoidance of doubt, Buyer shall not, nor shall it permit any Employing Entity to, impose any condition upon the payment of such amounts to the recipients thereof. Seller shall fund to Buyer, including, at Seller’s option, by credit at the Closing, the amount of each such Retention Bonus, portion of the Fixed Cash LTI Awards vested in accordance with Section 2.5.2.(d) and the Seller Pro Rata Bonus, including any Taxes applicable thereto, to be paid in accordance with this Section 3.7; provided, however, with respect to the funding of any such amount by credit at Closing, Buyer and Seller will work together in good faith to ensure sufficient funds are available in the accounts of local entities to pay the required Retention Bonuses, portion of the Fixed Cash LTI Awards vested in accordance with Section 2.5.2.(d) and the Seller Pro Rata Bonus, including any Taxes applicable thereto.

Section 3.8 Earn-Out. Following the Closing, Buyer agrees to pay to Seller certain earn-out payments, as and to the extent, if any, provided in accordance with the terms and conditions set forth on Exhibit D.

Section 3.9 Withholding.

(a) Notwithstanding anything to the contrary herein, each Party shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement and the other Transaction Documents such amounts as are required to be deducted and withheld under applicable Law (such Party that deducts and withholds, the “Withholding Party”), provided, that the Withholding Party will, prior to any such deduction or withholding, (i) provide advance written notice of at least five calendar days to the person with respect to which the deduction or withholding is made (the “Withheld Party”) of any anticipated withholding, (ii) consult with the Withheld Party in good faith to determine whether such deduction and withholding is required under applicable Law, and (iii) cooperate with the Withheld Party to minimize the amount of any applicable deduction or withholding. The Withholding Party shall timely pay the full amount so deducted or withheld to the relevant Taxing Authority, in accordance with applicable Law. As soon as practicable after any such payment, the Withholding Party shall deliver to the other Party the original or a certified copy of a receipt issued by the relevant Taxing Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to such other Party.

(b) To the extent such amounts are so deducted or withheld under this Section 3.7, such amounts shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid by the Withholding Party to the Withheld Party to the extent so paid to the appropriate Taxing Authority.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the disclosure letter delivered by Seller on the Reference Date and attached hereto (the “Disclosure Letter”) (with the disclosure in any section or subsection of the Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article 4 to the extent that it is reasonably apparent on the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections regardless of whether a reference to a Section or Schedule of the Disclosure Letter is included in any such representation or warranty), Seller represents and warrants to Buyer as follows as of the Reference Date (except to the extent expressly made as of a different date, in which case as of such other date):

Section 4.1 Corporate Existence. Seller, each Share Seller and each Other Seller is duly organized, validly existing and in good standing (if such concept is applicable in the applicable jurisdiction) under the Laws of its jurisdiction of organization. With respect to the Business, Seller, each Share Seller and each Other Seller is duly qualified to do business as a non-U.S. entity (if applicable) and is in good standing in each jurisdiction where such qualification is necessary, except to the extent such failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.2 Corporate Authority. This Agreement and the other Transaction Documents to which Seller or any other Seller Group Company is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby involving such Persons have been (or, if executed after the Reference Date, will be prior to the execution thereof) duly authorized by Seller and each other Seller Group Company by all requisite corporate, limited liability company, partnership or other action and no other action on the part of Seller or its equity holders are (and no other action on the part of any Seller Group Company or any of its equity holders) or will be (as applicable) necessary for Seller or any Seller Group Company to authorize the execution or delivery of this Agreement or any of the other

Transaction Documents or to perform any of their obligations hereunder or thereunder. Seller has, and each of the Seller Group Companies has (or will have at or prior to the Closing), full corporate or other organizational (as applicable) power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Seller, and the other Transaction Documents will be duly executed and delivered by Seller and any Seller Group Company party thereto at or prior to the Closing. Assuming the due authorization, execution and delivery by Buyer or the relevant Other Buyer of this Agreement or any other Transaction Document, as applicable, this Agreement constitutes, and each other Transaction Document when so executed and delivered will constitute, a valid and legally binding obligation of Seller and/or any Seller Group Company, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles.

Section 4.3 Governmental Approvals and Consents; Non-Contravention.

(a) Except as set forth on Schedule 7.1(b) of the Disclosure Letter, no Consent or Order from, notice to or registration, declaration or filing with, any United States, non-U.S., federal, state, provincial, municipal or local government, government agency, instrumentality, subdivision, court, administrative agency, commission, ministry, department, official or other authority or political subdivision thereof, or any quasi-governmental body exercising any regulatory, taxing, importing or other governmental or regulatory or quasi-governmental authority (“Governmental Authority”) is required on the part of Seller or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except (i) for required Consents under any applicable Antitrust Laws or any FDI Clearances, (ii) if determined to be necessary by Seller, the filing of a Current Report on Form 8-K and the filing of this Agreement with the Securities and Exchange Commission (the “SEC”), (iii) for those Consents that may be required by reason of Buyer’s (as opposed to any other third party’s) participation in the transactions contemplated hereby (including the identity, nationality or jurisdiction of formation of Buyer or any of its Affiliates or the source of the funds used to fund all or any portion of the Consideration or any other payments required pursuant to the terms of this Agreement), and (iv) to the extent the failure to obtain any such Consent or Order or effect such notice to or registration, declaration or filing with such Governmental Authority would not have a Material Adverse Effect.

(b) The execution and delivery of this Agreement and the other Transaction Documents by Seller and/or each of the Seller Group Companies party thereto, the performance by Seller and/or any such Seller Group Company of its respective obligations hereunder and thereunder and the consummation by Seller and/or any such Seller Group Company of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with any provision of the respective Organizational Documents of Seller and/or any such Seller Group Company, (ii) except as set forth on Schedule 4.3(b) of the Disclosure Letter, result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, or require that any Consent be obtained with respect to, any Assigned Material Contracts, or (iii) assuming compliance with the matters described in Section 4.3(a) and Section 6.3, or other Laws that may be required by reason of Buyer’s (as opposed to any third party’s) participation in the transactions contemplated hereby (including the identity, nationality or jurisdiction of formation of Buyer or any of its Affiliates or the source of the funds used to fund all or any portion of the Estimated Cash Consideration or Final Cash Consideration or any other payments required pursuant to the terms of this Agreement), violate, conflict with or result in any breach under any provision of any Law applicable to Seller and/or any Seller Group Company or the Purchased Shares or the Purchased Assets or any assets of the Purchased Entities, except, in the cases of clauses (ii) and (iii) of this Section 4.3(b), where such violation, breach, conflict, default, right of termination or cancellation, acceleration, loss of benefit or failure to obtain Consent would not have a Material Adverse Effect.

Section 4.4 Purchased Entities; Capitalization.

(a) Each Purchased Entity is duly organized, validly existing and, if applicable, in the jurisdiction, in good standing under the Laws of its jurisdiction of organization. Each Purchased Entity has the requisite corporate, partnership or similar power and authority to carry on the business it now conducts. Each Purchased Entity is duly qualified to do business as a non-U.S. entity (if applicable) and is in good standing in each jurisdiction where such qualification is necessary, except to the extent such failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. The copies of the Organizational Documents of each Purchased Entity, in each case, as amended to date, have been made available to Buyer and Buyer’s counsel and are true, complete and correct, and no amendments thereto are pending. No Purchased Entity is in violation of any of the provisions of its Organizational Documents, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Schedule 4.4(b) of the Disclosure Letter sets forth, as of the Reference Date, with respect to each Purchased Entity in existence as of the Reference Date, the authorized, issued and outstanding shares of capital stock (or other equity interests) of each Purchased Entity and the record and beneficial owners of such outstanding shares of capital stock (or other equity interests) of each Purchased Entity; provided that such Schedule 4.4(b) of the Disclosure Letter shall be supplemented from time to time prior to the Closing Date to add any Persons that are formed after the Reference Date in accordance with the Purchase Structure Memorandum. All of the issued and outstanding shares of capital stock (or other equity interests) of the Purchased Entities are, or as of immediately prior to the Closing will be, duly authorized and validly issued, are fully paid and non-assessable and free of preemptive or similar rights. All of the aforesaid shares of capital stock (or other equity interests) of each Purchased Entity have been offered, sold and delivered by such Purchased Entity in compliance with all applicable securities Laws. No shares of capital stock (or other equity interests) of any Purchased Entity have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Organizational Documents of such Purchased Entity or any Contract to which such Purchased Entity is a party or by which such Purchased Entity is bound. Seller or its Affiliates holds good title to the capital stock (or other equity interests) of each Purchased Entity.

(c) With respect to any Business Employee that holds any Fixed Cash LTI Awards or Equity Awards, Schedule 4.4(c) of the Disclosure Letter sets forth, as of the Reference Date, such holder’s identification number and, for each such award held by him or her, the employee incentive plan under which such award was issued, the number of shares (or cash amount) subject to such award, the type of such award, the date of grant thereof, the exercise price therefor (as applicable) and the vesting schedule therefor.

(d) Except for the Purchased Shares and as otherwise set forth on Schedule 4.4(b) of the Disclosure Letter (as supplemented from time to time solely in accordance with Section 4.4(b)), there are no equity interests in a Purchased Entity issued, and outstanding and there are no preemptive or similar rights on the part of any holder of any class of securities of any Purchased Entity. Seller or the applicable Seller Group Company has, or as of immediately prior to the Closing will have, in accordance with the Purchase Structure Memorandum, good and valid title to all of the Purchased Shares it holds, in each case, free and clear of all Liens other than Permitted Liens, Liens that will be released in full prior to Closing, transfer restrictions imposed by applicable securities Laws, and that do not prevent the completion of the Purchase Transaction, and are the record and beneficial owners thereof. Except as set forth in Schedule 4.4(b) of the Disclosure Letter (as supplemented from time to time in accordance with

Section 4.4(b), (i) there is no Indebtedness of any holder of Purchased Shares having the right to vote (or that is convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Purchased Shares may vote, and (ii) there are no options, warrants, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings to which any Purchased Entity is a party or by which any of them is bound that (A) obligate any Purchased Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any of its equity interests, (B) obligate any Purchased Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking or (C) gives any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the Purchased Shares. There are no voting trusts, stockholder agreements, proxies, or other Contracts in effect to which Seller or any Purchased Entity is a party with respect to the voting or transfer of the Purchased Shares.

Section 4.5 Contracts.

(a) Schedule 4.5(a) of the Disclosure Letter identifies each of the Assigned Contracts to which Seller or any Seller Group Company is a party as of the Reference Date and which meets any of the following criteria (each, an “Assigned Material Contract”):

(i) all Contracts providing for future aggregate pre-determined purchase prices or payments to or from the Seller Group Companies in any one year of more than $5,000,000 on a committed basis to or from any Person, either with regard to an individual Contract or in the aggregate, in the case of any related series of Contracts;

(ii) any Contract providing for the grant of exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, in each case, that would apply to the activities of Buyer or its Subsidiaries after the Closing with respect to the Business and that is not terminable on 90 days’ notice or less without premium or penalty;

(iii) any Real Property Lease;

(iv) a Contract granting a Lien upon any Purchased Asset or Purchased Shares, which Lien secures an obligation in excess of $1,000,000, other than Permitted Liens or to the extent repaid or otherwise terminated or released prior to or as of the Closing;

(v) any Contract with a Material Customer;

(vi) any Contract with a Material Supplier;

(vii) a Contract pursuant to which Seller or its applicable Subsidiary has licensed from a third party or is authorized by a third party, has licensed to a third party or has authorized a third party, to use any Intellectual Property Rights material to the Business, in each case, other than Ordinary Course Inbound Licenses and Ordinary Course Outbound Licenses;

(viii) any joint venture or other similar equity investment agreements related to the Business;

(ix) any Contract requiring any capital commitment or capital expenditures (including any series of related expenditures) in excess of $1,000,000;

(x) all Contracts containing covenants (a) materially prohibiting or materially limiting the right to compete or engage in any line of business or (b) materially prohibiting or materially restricting the Business’ ability to conduct business with any Person or in any geographical area;

(xi) any settlement agreement imposing material limitations on the future operation of the Business;

(xii) all Contracts that require Seller or any Seller Group Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(xiii) all Contracts the primary purpose of which is to provide for the indemnification by Seller or its applicable Subsidiary of any Person or the assumption of any Tax or environmental, or other Liability of any Person;

(xiv) all Contracts that relate to the strategic acquisition or disposition of any business, line of business, or item of real property with respect to the Business, including through the acquisition or disposition of a material amount of stock or assets of any other Person (whether by merger, sale of stock, sale of assets or otherwise);

(xv) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which a Seller Group Company is a party and that provide for an annual base salary in excess of $300,000;

(xvi) except for Contracts relating to trade payables, all Contracts evidencing any Business Indebtedness (including, without limitation, guarantees) in excess of $1,000,000;

(xvii) all Contracts with any Governmental Authority to which a Seller Group Company is a party (“Government Contracts”) involving payments in excess of $1,000,000; or

(xviii) all material collective bargaining agreements, works council or labor Contracts.

(b) Except as would not be reasonably expected to have a Material Adverse Effect on the Business, as of the Reference Date, (i) all Assigned Material Contracts are valid, binding and in full force and effect with respect to Seller or its applicable Subsidiary that is party thereto and, to the knowledge of Seller, each other party thereto, in each case, subject to and except as such enforceability may limited by the effect, if any, of applicable bankruptcy and other similar Laws and general equitable principles affecting the rights of creditors generally and rules of Law and equitable principles; (ii) none of the Assigned Material Contracts have been amended or modified in any material respect except as set forth therein with respect to the Business; (iii) Seller or its applicable Subsidiary that is party thereto is not in material breach or default under any Assigned Material Contract and, to the knowledge of Seller, as of the Reference Date, no other party to such Assigned Material Contract is in material breach or default thereunder, in each case, with respect to any obligation relating to or having an impact on the Business; and (iv) no event exists which, with the giving of notice or lapse of time or both, would constitute a material breach, default or event of default on the part of Seller its applicable Subsidiary that is party thereto under any Assigned Material Contract or, to the knowledge of Seller, any other party under any Assigned Material Contract, in each case, of any obligation relating to the Business. Seller has provided Buyer true, complete and correct copies of all written Assigned Material Contracts (other than amendments, addenda, exhibits, purchase orders, invoices, or schedules thereto that are not material to the Business). Except as set forth on Schedule 4.5(b) of the Disclosure Letter, with respect to each counterparty to an Assigned Material

Contract, as of the Reference Date, (x) there are no material outstanding or, to the knowledge of Seller, threatened disputes with such counterparty, (y) such counterparty has not terminated or, to the knowledge of Seller, threatened or stated an intention to terminate in writing, its relationship with Seller or any applicable Subsidiary of Seller, with respect to the Business (provided that for this purpose failures to renew upon expiration shall not be deemed to be a termination), and (z) such counterparty has not provided written notice of its intent to not renew such Assigned Material Contract, and, to the actual knowledge (without any duty to investigate) of the Persons listed on Schedule 1.1(a)(iii)(A) of the Disclosure Letter, no such counterparty intends to not renew such Assigned Material Contract. Notwithstanding anything to the contrary in this Agreement, it is agreed that Assigned Material Contracts that are statements of work, purchase orders, order acknowledgements, invoices or similar documents for the purchase or sale of products or services entered into in the Ordinary Course of Business shall not be required to be listed on Schedule 4.5(a) of the Disclosure Letter (provided that the identity of any customer, supplier or other Person that is a counterparty to such Assigned Material Contracts is listed on the applicable subsection of Schedule 4.5(a) of the Disclosure Letter).

Section 4.6 Litigation. Except as disclosed in Schedule 4.6 of the Disclosure Letter, and except to the extent such Proceedings are reasonably likely to result in Losses of $500,000 or less, there is no Proceeding as of the Reference Date: (i) by or against any Purchased Entity, or (ii) arising out of or in connection with the Business, by or against any Seller Group Company and, to the knowledge of the Seller, there is no threat of any such Proceeding. Except as disclosed in Schedule 4.6 of the Disclosure Letter, as of the Reference Date, there is no Order outstanding against any Purchased Entity, nor any settlement agreement, pursuant to which any Purchased Entity has any material outstanding obligations. As of the Reference Date, no Seller Group Company subject to any Order of, or Contract with, any Governmental Authority that would reasonably be expected to prevent or interfere with or delay the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents or would reasonably be expected to have a Material Adverse Effect. As of the Reference Date, no Proceeding is pending or, to the knowledge of Seller, threatened in writing against any Seller Group Company that would reasonably be expected to prevent or interfere with or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents or which would reasonably be expected to have a Material Adverse Effect.

Section 4.7 Intellectual Property Rights.

(a) Registered IP. Schedule 4.7(a) of the Disclosure Letter sets forth a complete and accurate list of each and all item of registered Intellectual Property Rights that is included in and is part of the Transferred Intellectual Property Rights (“Registered Transferred IPR”), and indicates for each item the registration or application number, the applicable filing jurisdiction, the filing date or issue date, and the status of such application or registration, as applicable. All such Registered Transferred IPR is currently in material compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use) and is, to the knowledge of Seller, valid and enforceable. Each Registered Transferred IPR has been prosecuted in compliance in all material respects with the rules and processes of the United States Patent and Trademark Office (or the equivalent rules or processes of any other patent authority anywhere in the world) and all applications for the Registered Transferred IPR are true and correct in all material respects, including with respect to inventorship. All required applications, documents, recordations, and certificates in connection with such Registered Transferred IPR have been filed with the relevant patent, copyright, trademark or other authorities for the purposes of maintaining or prosecuting such Registered Transferred IPR. There are no pending or threatened interferences, reissues, re-examinations, oppositions, cancellation proceedings, or the non-U.S. equivalent thereof or other similar Proceeding involving any Registered Transferred IPR.

(b) Liens over Transferred Intellectual Property Rights. Seller and its Subsidiaries own all right, title and interest in and to the Registered Transferred IPR free and clear of any Liens (other than Permitted Liens), and, to the knowledge of Seller, all other Transferred Intellectual Property Rights free and clear of any Liens (other than Permitted Liens). Schedule 4.7(b) of the Disclosure Letter identifies any license to or interest in the Transferred Intellectual Property Rights held by any third party.

(c) Sufficiency of Intellectual Property Rights. The Transferred Intellectual Property Rights and the rights granted to Buyer in the IPMA include all Intellectual Property Rights used in or necessary for the operation of the Business owned by Seller and its Subsidiaries and transferable to Buyer, which, for the avoidance of doubt, does not include the Excluded Shared Contracts, rights of Shared Contracts to the extent not transferrable or otherwise for which rights are not conveyed to Buyer in accordance with Section 2.6 hereof, Ordinary Course Inbound Licenses, and Open Source Software.

(d) No Infringement. Except as set forth on Schedule 4.7(d) of the Disclosure Letter, the conduct of the Business does not infringe or misappropriate the Intellectual Property Rights of any third party.

(e) No Proceedings. To the knowledge of Seller, each item within the Transferred Intellectual Property Rights is valid and enforceable. Except as set forth on Schedule 4.7(e) of the Disclosure Letter, no Proceedings before any Governmental Authority are pending against Seller or any of its Subsidiaries, and neither Seller nor any of its Subsidiaries have received written notice, in each case, in the three years prior to the Reference Date (i) challenging the scope, ownership, validity or enforceability of the Transferred Intellectual Property Rights, or (ii) alleging that the conduct of the Business or the Products infringes or misappropriates the Intellectual Property Rights of any third party, or (iii) offering an ‘invitation to license’ as a means to avoid potential or alleged infringement of any Intellectual Property Rights.

(f) No Infringement of Transferred Intellectual Property Rights. To the knowledge of Seller, no Person is infringing or misappropriating any Transferred Intellectual Property Rights, except, in each case, as would not, individually or in the aggregate, be reasonably expected to be material to the Business, and, except as set for the on Schedule 4.7(f) of the Disclosure Letter, neither Seller nor any of its Subsidiaries in the three years prior to the Reference Date have brought or threatened any action against any third party based on any allegations of infringement or misappropriation of any of the Transferred Intellectual Property Rights. Seller and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of Trade Secrets material to the Business.

(g) Third Party Software. Schedule 4.7(g) of the Disclosure Letter identifies material third party owned Software (other than Software that is the subject of an Ordinary Course Inbound License) pursuant to which Seller or any of its Subsidiaries has licensed such Software from another Person that is incorporated into, embedded in, linked or used by any Products that are not discontinued.

(h) Open Source Software. Seller and its Subsidiaries have complied in all material respects with the conditions of any licenses for any Open Source Software that are used in any Products. Except the Open Source Software created and modified by Seller and its Affiliates, neither Seller nor its Subsidiaries have included, imbedded or incorporated any Open Source Software in any Products or otherwise in a manner that: (i) requires Seller or such Subsidiary to disclose or license any source code that embodies any Software owned by Seller or such Subsidiary; (ii) grants, or purports to grant, to any third party, any rights or immunities under Software owned by Seller or such Subsidiary; (iii) requires any Software owned by Seller or such Subsidiary to be made available at no charge; or (iv) otherwise limits or restricts the right or ability of Seller or any Subsidiary to use or distribute any Software owned by Seller or such Subsidiary, in each case, Software that is material to the Business.

(i) Software and Firmware. All Software owned by Seller or its Subsidiary that is material to the Business is protected from harmful code, including self-replicating and self-propagating programming instructions commonly called “viruses” or “worms” (which has the ability to damage, interfere with or otherwise adversely affect computer programs, data files or hardware without the consent or intent of the computer user). No Software or source code thereof that is included in the Transferred Intellectual Property Rights has been put into escrow or provided to any escrow agent, and neither Seller nor any of its Subsidiaries are under any obligation to deliver, license or disclose, or to grant, directly or indirectly, any rights, licenses or interests in or to, any such Software or source code thereof that is included in the Transferred Intellectual Property Rights to any other Person (other than Software that is the subject of an Ordinary Course Outbound License).

(j) Personal Information. The conduct of the Business complies in all material respects with (i) all Privacy Laws applicable to its collection, use processing, storage, retention, disposal and onward transfer of Personal Information and (ii) all terms of Contracts relating to Personal Information and Privacy Laws.

(k) Security Breaches. Except as set forth on Schedule 4.7(k) of the Disclosure Letter, in the last three years, the Business has not experienced any incident in which confidential or sensitive information or Personal Information was stolen or improperly accessed, and neither Seller nor any of its Subsidiaries has received any written notices or complaints from any Person with respect thereto, except, in each case, as would not, individually or in the aggregate, be reasonably expected to be material to the Business.

Section 4.8 Tax Matters.

(a) Except as set forth on Schedule 4.8 of the Disclosure Letter:

To the extent that failure to do so would materially and adversely affect, or result in a material Lien (other than a Permitted Lien) on, any of the Purchased Assets or the assets, properties or rights of any Purchased Entity, Seller, its Subsidiaries and each Purchased Entity has filed or caused to be filed all material Tax Returns that any such entity was required to file on or prior to the Reference Date and has paid all material Taxes due and owing as of the Reference Date. All such Tax Returns were complete and accurate in all material respects and were prepared in substantial compliance with applicable Tax Law.

(b) Neither Seller nor any of its Subsidiaries, including any of the Purchased Entities, has any material Liability for unpaid Taxes in respect of the Purchased Assets or the assets, properties or rights of any Purchased Entity other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings or that will be resolved as of immediately prior to the Closing.

(c) There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of any Purchased Entity (other than in connection with any valid Tax Return extension obtained in the Ordinary Course of Business).

(d) There are no outstanding Tax Liens against any of the Purchased Assets or the assets of any Purchased Entity (other than Permitted Liens).

(e) No written claims have been asserted by any Taxing Authority with respect to any Taxes related to the Business or any of the Purchased Assets or the assets of any Purchased Entity, which written claims have been received by Seller or any of its Subsidiaries and have not been fully resolved.

(f) There are no audits presently pending (for the avoidance of doubt which have not been fully resolved) by any Taxing Authority with respect to Taxes or Tax Returns of any Purchased Entity, and neither Seller nor any of its Subsidiaries, including any Purchased Entity, has received written notice from any Taxing Authority that any such audit is planned or proposed.

Notwithstanding anything to the contrary herein, the Parties hereby agree that the representations and warranties contained in this Section 4.8 and Section 4.12 shall be the exclusive representations and warranties with respect to Tax matters.

Section 4.9 Compliance with Laws; Permits.

(a) The Business is being and, for the past three years has been, conducted by Seller and its Subsidiaries in compliance with the Laws applicable thereto, and Seller and its Subsidiaries are, and during the past three years have been, in compliance with the Laws applicable to its ownership of the Purchased Assets and Purchased Shares in all material respects. Seller and its Subsidiaries have not received written or, to the knowledge of Seller, other notice at any time in the past three years prior to the Reference Date to the effect that the Seller is not in compliance in all material respects with any applicable Laws with respect to the Business. Seller and its Subsidiaries collectively have all material Permits necessary to conduct the Business as presently conducted. Seller and its Subsidiaries are in compliance in all material respects with the terms of each such Permit and each such Permit is valid and in full force and effect.

(b) Without limiting the generality of Section 4.9(a), in each case, except as would not, individually or in the aggregate, be reasonably expected to be material to the Business:

(i) none of the Purchased Entities (including the Purchased Entities’ directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf) or any Seller Group Company (with respect to the Purchased Shares and the Business), have in the past four years, directly or indirectly, (A) taken any action which would cause it to be in violation of any Anti-Corruption Laws applicable to any Purchased Entity or the Business in any jurisdiction (in each case, as in effect at the time of such action), (B) used any corporate funds for unlawful payments, contributions, gifts, entertainment or other unlawful expenses for the benefit of any political organization or holder of or any aspirant to any elective or appointive public office, or otherwise relating to political activity, (C) made, offered or authorized any unlawful payment to non-U.S. or domestic government officials or employees, or (D) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person;

(ii) no director, officer, or employee acting on behalf of Seller or its Subsidiaries has in the past four years violated any Anti-Corruption Laws in connection with or relating to the Purchased Entities or the Business;

(iii) the Business and the operations of each Purchased Entity is and has been conducted in compliance with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws;

(iv) no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any Purchased Entity or, with respect to the Business, any Seller Group Company, with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of Seller, threatened;

(v) for the past four years, the Purchased Entities (including any of the Purchased Entities’ directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf), Seller, the Share Sellers and the Other Sellers, with respect to the Purchased Entities and the Business, have been in compliance with Customs & Trade Laws and Sanctions;

(vi) the Purchased Entities (including any of the Purchased Entities’ directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf) and the Seller Group Companies, with respect to the Purchased Entities and the Business, have in place written policies, controls and systems reasonably designed to ensure compliance with applicable Customs & Trade Laws and Sanctions in each jurisdiction in which the Seller Group conducts the Business; and

(vii) none of the Purchased Entities (including any of the Purchased Entities’ directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf), or the Seller Group Companies, with respect to the Purchased Entities and the Business, have, during the past four years, engaged in any dealings or transactions in or with any Sanctioned Person or Sanctioned Jurisdiction in violation of Law.

Section 4.10 Environmental Matters. Except as set forth in Schedule 4.10 of the Disclosure Letter and solely to the extent relating to or having an impact on the Business: (a) Seller and each Seller Group Company are and have been in compliance in all material respects with all Environmental Laws, including the possession of, and the compliance with, all material Permits required under Environmental Laws, in respect of the Business, the Purchased Assets and the Hazardous Materials Activities relating to the Business or the Leased Real Property; (b) to Seller’s Knowledge, in the four years prior to the Reference Date, there has not been any release of Hazardous Materials at or from the Leased Real Property in violation of Environmental Laws in a manner that would reasonably be expected to give rise to a material Liability under any Environmental Laws; and (c) no Seller Group Company has received any Environmental Claim in the four years prior to the Reference Date relating to the Business or the Leased Real Property, and, to the knowledge of Seller, there are no such Environmental Claims threatened in writing. To Seller’s knowledge, there are no present facts which would be reasonably likely to result in a material liability of Seller or any Seller Group Company under any Environmental Law (or a material liability of any other Person under any Environmental Law, which liability Seller has assumed either contractually or by operation of law) arising with respect to the conduct of the Business or any Real Property. Seller has delivered to Buyer (i) true and complete copies of all material Governmental Authorizations issued pursuant to Environmental Law in connection with the Business; (ii) summaries of any material Environmental Claims relating to the Business or any Leased Real Property that are outstanding and unresolved as of the Reference Date, if any; and (iii) any material written environmental audit reports and environmental assessments with respect to any Leased Real Property that are in the possession or reasonable control of any Seller Group Company.

Section 4.11 Financial Information; Liabilities.

(a) Schedule 4.11(a) of the Disclosure Letter sets forth true, correct and complete copies of: (i) the unaudited balance sheets of the Business as of December 31, 2021 and December 31, 2022, prepared under a GAAP carve-out basis of presentation, and the unaudited statements of income of the Business for the fiscal years ended December 31, 2021 and December 31, 2022 and for the six-month period ended June 30, 2023, prepared consistent with the Business’ statement of income information reported in Seller’s Annual Report on Form 10-K filed with the SEC on February 23, 2023 for the fiscal year ended December 31, 2022; and (ii) the unaudited balance sheet of Seller’s Home segment as of June 30, 2023, derived using a basis of presentation consistent with Seller management reporting (collectively, “Unaudited Financial Statements”). The Unaudited Financial Statements (i) fairly present, in all material respects, the combined financial position and the revenues and direct controllable costs of the Business, excluding the impacts of income tax, as of the respective dates thereof and for such periods indicated therein on the basis described therein, and (ii) have been prepared in good faith on the basis described above and are derived from the books and records maintained by Seller and the relevant Seller Group Companies. This Section 4.11(a) is qualified by the fact that the Business has not operated as a separate “stand alone” entity within Seller, and, as a result, the Business has been allocated certain charges and credits for purposes of the preparation of the Unaudited Financial Statements, which allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms’ length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

(b) Once delivered to Buyer, the Financial Information will have been prepared in good faith in accordance with Section 6.21(a) and derived from the books and records maintained by Seller and the relevant Seller Group Companies.

Section 4.12 Employees; Employee Benefits.

(a) Schedule 4.12(a) of the Disclosure Letter sets forth a true, complete and correct list of all material Seller Benefit Plans.

(b) With respect to each Seller Benefit Plan listed on Schedule 4.12(a) of the Disclosure Letter, Seller has made available to Buyer, to the extent applicable, (i) all governing plan documents or, if the plan is not maintained pursuant to a written plan document, a summary of such plan’s material terms, (ii) all current summary plan descriptions, (iii) all current trust agreements, declarations of trust and other documents establishing funding arrangements with respect thereto, and (iv) the most recent determination letter, opinion letter or similar letter or instrument issued by the IRS or other applicable Governmental Authority with respect thereto (to the extent relied on by Seller); provided that, with respect to each Seller Benefit Plan that is not an Assumed Benefit Plan, Seller need not have made available the items set forth in clauses (iii) or (iv).

(c) (i) With respect to the Business, there is not presently pending or existing, and, to the knowledge of Seller, there is not threatened in writing, any strike, slowdown, picketing, work stoppage or material dispute related to the Business Employees, (ii) except as described in Schedule 4.12(c) of the Disclosure Letter, neither Seller nor any of its Subsidiaries are party to or bound by any material collective bargaining agreement, works council or labor Contract (“each, a “Labor Agreement”), or any duty to bargain with any labor organization, works council or other body representing employees for purposes of collective bargaining, related to the Business or the Business Employees, and (iii) as of the Reference Date, to the knowledge of Seller, no union organization effort is threatened in writing, initiated or is in progress with respect to the Business or the Business Employees,.

(d) None of the Seller Group Companies or any of their ERISA Affiliates, nor any predecessor thereof, sponsors, maintains or contributes to, or in the four years prior to the Reference Date has sponsored, maintained or contributed to, a multiemployer plan within the meaning of Section 3(37) of ERISA, a Seller Benefit Plan subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code, a multiple employer plan within the meaning of Sections 201, 4063 or 4064 of ERISA or Section 413(c) of Code. None of the Seller Group Companies or any of their ERISA Affiliates has incurred any unsatisfied Liability (including withdrawal Liability) under, and, to the knowledge of Seller, no circumstances exist that could result in any material Liability to the Seller Group Company or any of their ERISA Affiliates under, Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA that would result in the imposition of any Liability on Buyer or any of its Affiliates (including the Purchased Entities following the Closing).

(e) Except as described in Schedule 4.12(e) of the Disclosure Letter and any Deal Related Severance, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions hereunder and thereunder (including the consummation of the Purchase Transaction) will not (i) entitle any executive Business Employee to extra statutory severance pay under any Seller Benefit Plan, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any executive Business Employee under any Seller Benefit Plan, (iii) trigger any funding obligation with respect to any Business Employee under any Seller Benefit Plan that is sponsored or maintained by a Purchased Entity, or (iv) breach the terms of any Labor Agreement to which Seller or any of its Subsidiaries is a party or by which Seller or any of its Subsidiaries is bound, or violate any applicable labor Law.

(f) Except as described in Schedule 4.12(f) of the Disclosure Letter, for the past three years, the terms and operation of each Seller Benefit Plan have complied with all applicable Laws and regulations relating to that Seller Benefit Plan except as would not reasonably be expected to have a Material Adverse Effect. Except as described in Schedule 4.12(f) of the Disclosure Letter, no Seller Benefit Plan provides or promises any health or other welfare benefits (other than severance benefits) to employees after their employment terminates other than as required by part 6 of subtitle B of Title I of ERISA or pursuant to requirements of similar other Laws. With respect to any Seller Benefit Plan, to the knowledge of Seller and excluding Non-U.S. Plans, there has occurred no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, or breach of any duty under ERISA which could result in any Taxes, penalties or other liability to Seller or any of its Subsidiaries except as would not reasonably be expected to have a Material Adverse Effect. Each Seller Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification under the Code, and, to the knowledge of Seller, no event has occurred since the date of such determination or opinion letter that would reasonably be expected to affect such qualification. No litigation, arbitration or governmental administrative proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of Seller, threatened with respect to any Seller Benefit Plan except as would not reasonably be expected to have a Material Adverse Effect. No Seller Group Company nor any of their directors, officers, employees or any plan fiduciary has any material liability for failure to comply with ERISA, HIPAA, COBRA or the Code for any action or failure to act in connection with the administration or investment of any Seller Benefit Plan. No Seller Benefit Plan provides benefits to any individual who is not a current or former employee of the Company, or a dependent or beneficiary of any such current or former employee. Each individual who is classified by any Seller Group Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Seller Benefit Plan. No Seller Group Company has any (i) material liability for withholding taxes or penalties due under Code Section 409A or (ii) material obligation to indemnify or gross-up for any Taxes imposed under Code Sections 409A or 4999. To the extent applicable, each Seller Group Company and each Seller Benefit Plan are in compliance in all material respects with the ACA, including compliance with all filing and reporting requirements, all waiting periods and the offering of affordable health insurance coverage compliant with the ACA to all employees and contractors who meet the definition of a full time employee under the ACA. No Seller Group Company is otherwise liable or responsible for any material assessable payment, taxes, or other penalties under Section 4980H of the Code or otherwise under the ACA or in connection with requirements relating thereto.

(g) With respect to Seller Benefit Plans maintained outside the United States or operated primarily for the benefit of individuals located outside the United States, as well as any other similar arrangements not subject to United States Law (each, a “Non-U.S. Plan”) except as would not reasonably be expected to have a Material Adverse Effect: (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been made, or, if applicable, accrued in accordance with normal accounting practices applicable to the jurisdiction in which the plan is operated; (ii) all required registrations and filings have been made as required under applicable Law; and (iii) each Non-U.S. Plan has been administered in compliance with the Laws of the jurisdiction in which it is operated.

(h) Schedule 2.5.2(a) of the Disclosure Letter contains a list of all persons who are Business Employees as of the Reference Date, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized. Except as set forth in Schedule 2.5.2(a) of the Disclosure Letter, as of the Reference Date, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all Business Employees or independent contractors or consultants of the Business for services performed on or prior to the Reference Date have been paid in full (except for amounts not yet due and payable).

(i) The Business is and, during the past three years, has been in compliance in all material respects with the terms of the collective bargaining agreements and other Contracts listed on Schedule 4.12(c) of the Disclosure Letter and all applicable Laws pertaining to employment and employment practices to the extent they relate to employees, volunteers, interns, consultants and independent contractors of the Business, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave and unemployment insurance. All individuals (to the extent such individuals are independent contractors or consultants of the Business) characterized and treated by Seller as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, except as would not, individually or in the aggregate, be reasonably expected to be material to the Business. All Business Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified, except as would not, individually or in the aggregate, be reasonably expected to be material to the Business. The Business is in material compliance with and, during the past three years, has materially complied with all immigration laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations if applicable. There are no Proceedings against the Business pending, or to the Seller’s knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Business, including, without limitation, any charge or claim relating to unfair labor practices, labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws.

Section 4.13 Real Property. Schedule 4.13 of the Disclosure Letter sets forth a list, as of the Reference Date, of the Leased Real Property, including all Real Property Leases. Each of the Seller Group Companies and the Purchased Entities, as applicable, has good and valid leasehold interests in or good, marketable fee title to, as applicable, all its material Leased Real Property free and clear of any Liens other than Permitted Liens. All Real Property Leases for the Leased Real Property are in full force and effect, constitute legal, valid and binding obligations of a Seller Group Company or a Purchased Entity, as applicable, subject, as to enforceability, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles, in each case, except as would not, individually or in the aggregate, be reasonably expected to be material to the Business. Seller has provided to Buyer a true, correct and complete copy of each Real Property Lease. There exists no material breach, default or event of default (or occurrence or event that with notice or lapse of time or both would result in a material breach, default or event of default) under any Real Property Lease by a Seller Group Company or a Purchased Entity, as applicable, or, to the knowledge of Seller, any other party thereto. Except as set forth on Schedule 4.13 of the Disclosure Letter none of the Leased Real Property is leased or subleased to a third party. None of the Purchased Entities owns any real property.

Section 4.14 Title to Assets; Sufficiency of Assets; Inventory.

(a) Seller or one of the other Seller Group Companies has valid title to the Purchased Assets (or in the case of leased Purchased Assets, valid leasehold interests in such leased Purchased Assets), free and clear of all Liens except Permitted Liens and Liens arising out of any actions of Buyer and its Affiliates. Following the completion of the Restructuring Activities, each Purchased Entity will have valid title to all of such Purchased Entity’s assets (or in the case of leased assets, valid leasehold interests in such leased assets), free and clear of all Liens except Permitted Liens and Liens arising out of any actions of Buyer and its Affiliates.

(b) The Purchased Assets and the assets, properties and rights that will be owned, leased or licensed by the Purchased Entities immediately following the Closing, together with the assets, services, rights and other obligations that will be transferred, leased, licensed or otherwise provided pursuant to the Transaction Documents constitute all material assets, properties and rights necessary to operate the Business as currently operated by the Seller and its Subsidiaries (other than (i) the Shared Services and any other general and administrative support and corporate-level services and related computer software programs or information technology infrastructure currently provided to the Business by Seller and its Subsidiaries, (ii) services or Intellectual Property Rights addressed in the Transition Services Agreement, the IPMA or Section 2.6, (iii) the Purchased Assets or Purchased Shares subject to Local Transfer Agreements pursuant to which the Transfer of such Purchased Assets or Purchased Shares will not be made until after the Closing, and (iv) as set forth on Schedule 4.14 of the Disclosure Letter); provided that (A) the foregoing is subject to the limitation that certain transfers, leases, licenses or replacements, as the case may be, of Purchased Assets, Purchased Shares, Assigned Contracts, Shared Contracts, Permits, and any claim or right or benefit arising thereunder or resulting therefrom, may require a Consent which has not been obtained (and the absence of such Consent and the consequences thereof shall not be deemed a breach of this Section 4.14), (B) Buyer either purchases directly certain Purchased Assets or Buyer owns or forms Business Entities in any necessary jurisdictions where Purchased Entities are not conveyed and that Buyer or such Business Entities obtain such necessary corporate qualifications and Permits to purchase the relevant Purchased Assets and to do business in such jurisdictions, and (C) this Section 4.14 does not address and will not be construed as a representation or warranty regarding any Intellectual Property Rights infringement or misappropriation matters, which are addressed solely by Section 4.7.

(c) All Inventory consists of items of a quality usable or saleable in the Ordinary Course of Business, except for excess or obsolete items that have been written down in accordance with GAAP, consistently applied with past practices of Seller.

Section 4.15 Absence of Certain Developments. Except for actions taken to effect the transactions contemplated by this Agreement (including with respect to the Restructuring Activities) and any other Transaction Documents, from December 31, 2022, through the Reference Date, (a) there has not been any Material Adverse Effect, (b) the Business has been conducted in the Ordinary Course of Business in all material respects (after giving effect to COVID-19 Measures), and (c) neither Seller nor any other Seller Group Company has taken any action that would, if taken by Seller or any other Seller Group Company from the Reference Date through the Closing Date, require the consent of Buyer under Section 6.1(a) (other than with respect to Section 6.1(a)(vii)).

Section 4.16 Finders; Brokers. Neither Seller nor any of its Subsidiaries have employed any finder, broker or investment banker in connection with the transactions contemplated by this Agreement who would have a valid claim for a fee, commission or expenses from Buyer or its Affiliates (including, from and after the Closing, the Purchased Entities) in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

Section 4.17 Accounts Receivable. The accounts receivable reflected on the Financial Information and the accounts receivable of the Business arising after December 31, 2022 have arisen from bona fide transactions entered into with respect to the Business involving the sale of goods or the rendering of services in the Ordinary Course of Business. No material amount of the Business’ accounts receivable is subject to any counterclaim or set off. No Seller Group Company has received written notice from any Material Customer that such customer does not intend to pay any accounts receivable of the Business.

Section 4.18 Customers and Suppliers.

(a) Schedule 4.18(a) of the Disclosure Letter sets forth each customer who has paid aggregate consideration to the Business for goods or services rendered in an amount greater than or equal to $20,000,000 for the most recently completed fiscal year (collectively, the “Material Customers”). Except as set forth in Schedule 4.18(a) of the Disclosure Letter, Seller has not received any written notice that a Material Customer has terminated, or intends to terminate, its relationship with the Business.

(b) Schedule 4.18(b) of the Disclosure Letter sets forth each supplier to whom the Business has paid consideration for goods or services rendered in an amount greater than or equal to $10,000,000 for the most recently completed fiscal year (collectively, the “Material Suppliers”). Except as set forth in Schedule 4.18(b) of the Disclosure Letter, Seller has not received any written notice that a Material Supplier has terminated, or intends to terminate or materially reduce, its relationship with the Business.

Section 4.19 Business Practices.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, neither Seller, nor any other member of the Seller Group, nor any of their respective Subsidiaries, officers, directors, employees, agents or representatives, have directly or indirectly, acting for or on behalf of any member of the Seller Group, in respect of the Business:

(i) made, promised, authorized or attempted to make any improper contribution or gift, bribe, rebate, payoff, influence payment, kickback, other improper payment, or provided anything of value to any “foreign official,” as defined by the FCPA, which includes employees or officials working for state-owned or controlled entities, a foreign political party or candidate, or any individual employed by or working on behalf of a public international organization, for the purpose of: (A) obtaining or retaining business; (B) influencing any act or decision of a foreign government official in their official capacity; (C) inducing a foreign government official to do or omit to do any act in violation of their lawful duties; (D) directing business to another; or (E) securing any improper advantage, in all cases in violation of the FCPA or any applicable local, domestic, or international anticorruption laws;

(ii) made, promised, authorized or attempted to make any improper contribution or gift, bribe, rebate, payoff, influence payment, kickback, other improper payment, or provided anything of value to any person in violation of applicable local, domestic, or international laws that prohibit bribery or corruption; or

(iii) established or maintained any fund or asset for the purpose of making any such contribution or gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment in violation of any applicable Law, including the FCPA, and which any member of the Seller Group or any of its officers, directors or employees has willfully failed to record in the Books and Records.

(b) During the past four years, neither Seller nor any member of Seller Group has violated the books and records or internal controls provisions of the FCPA or any other applicable securities laws requiring issuers to maintain accurate books and records and systems of internal controls, in connection with the operation of the Business. In connection with the operation of the Business, neither Seller nor any member of Seller Group has received any written notice or other formal notification of any alleged violation of the FCPA or applicable anticorruption or antibribery laws, conducted any investigations with respect to any such alleged violation, or been subject to an enforcement action by any government authority in any jurisdiction in connection with any such alleged violation, in each case, during the four-year period prior to the Reference Date.

Section 4.20 Export Control Laws. Each member of the Seller Group has at all times conducted its export transactions in respect of the Business in accordance in all material respects with (i) all applicable U.S. export control and economic sanctions Laws and regulations, including the International Emergency Economic Powers Act, the United States Export Administration Regulations, and Office of Foreign Assets Control trade and economic sanctions regulations, and (ii) all other applicable import/export controls in other countries in which Seller conducts the Business. Without limiting the foregoing, with respect to the Business:

(a) Each member of the Seller Group has obtained all material export, reexport and import licenses, material license exceptions and other material consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Authority required for (i) the export, import and reexport of Products, and (ii) releases of transferred technology to non-U.S. nationals located in the United States and abroad (“Export Approvals”);

(b) Each member of the Seller Group is in compliance in all material respects with the terms of all applicable Export Approvals and the applicable U.S. export control and economic sanctions Laws and regulations;

(c) There are no material pending or, to Seller’s knowledge, material threatened claims against any member of the Seller Group with respect to such Export Approvals or non-compliance with applicable U.S. export control and economic sanctions Laws and regulations; and

(d) To the knowledge of Seller, there are no presently existing facts or circumstances pertaining to Seller’s export transactions in respect of the Business that would constitute a reasonable basis for any future material claim that Seller or any member of the Seller Group is in breach of any applicable Export Approval.

(e) The Business in the United States is not engaged in the design, fabrication, development, testing, production or manufacture of one (1) or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, and implemented by 31 C.F.R. Part 800, and other implementing regulations thereof (the “DPA”) for which a “U.S. regulatory authorization,” as defined by the DPA, would be required for the export, reexport, transfer (in-country), or retransfer of such critical technology to France, after taking into account the applicability of the U.S. export license exception set forth at 15 C.F.R. 740.17(b).

Section 4.21 Seller Representations. Except as expressly set forth in this Article 4 (as qualified by the Schedules), Seller makes no representation or warranty, express or implied, at law or in equity, with respect to itself, any of its Subsidiaries, the Business, or any of its or their respective assets, liabilities, businesses or operations (including in respect of the correctness, accuracy or completeness of any Contract or certificate furnished or made available, or to be furnished or made available (including by way of information included or referred to in the electronic data room or otherwise), or statement made, by Seller, any of its Subsidiaries or any of their respective Representatives in connection with the transactions contemplated herein), and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 5.1 Corporate Existence. Buyer and each Other Buyer is duly organized, validly existing and in good standing (if such concept is applicable in the applicable jurisdiction) under its Laws of its jurisdiction of organization, with the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

Section 5.2 Corporate Authority. This Agreement and the other Transaction Documents to which Buyer or any Other Buyer is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby involving such Persons have been duly authorized by Buyer and each applicable Other Buyer by all requisite corporate action prior to the Closing and, except as set forth in this Agreement, no other Proceedings on the part of Buyer or its shareholders are (and no other Proceedings on the part of any Other Buyer or any of its equity holders) or will be (as applicable) necessary for Buyer or any Other Buyer to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their respective obligations hereunder or thereunder, except for the Buyer Shareholder Approval. Buyer has, and each of the Other Buyers has (or will have at or prior to the Closing), full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and, assuming receipt of the Buyer Shareholder Approval, to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Buyer, and the other Transaction Documents will be duly executed and delivered by Buyer and the Other Buyer party thereto at or prior to the Closing. Assuming the due authorization, execution and delivery by Seller or the relevant other Seller Group Company of this Agreement or any other Transaction Document, as applicable, this Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of Buyer and/or any Other Buyer, enforceable against it or them, in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles. Buyer’s board of directors has (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that the transactions contemplated hereby are advisable and in the best interests of Buyer and its shareholders and (iii) adopted the Buyer Board Resolutions.

Section 5.3 Capitalization; Subsidiaries; Newly Issued Shares.

(a) The capital stock of Buyer consists, as of the Reference Date, of only Buyer Ordinary Shares. Schedule 5.3(a) of the Disclosure Letter sets forth, as of the Reference Date, the issued and outstanding Buyer Ordinary Shares; provided that Buyer shall promptly update (and provide to Seller) Schedule 5.3(a) of the Disclosure Letter from time to time until the Closing in order to maintain the accuracy of Schedule 5.3(a) of the Disclosure Letter. All of the issued and outstanding Buyer Ordinary Shares are, and as of immediately prior to the Closing will be, validly issued, fully paid and non-assessable. Except as set forth on Schedule 5.3(a) of the Disclosure Letter, none of the outstanding Buyer Ordinary Shares is entitled or subject to any preemptive right, right of participation, right of maintenance other than the preferential subscription right (droit préférential de souscription) provided for under French Laws, right of first refusal or any similar right. Except as contemplated herein, to the knowledge of Buyer, there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Buyer Ordinary Shares. Buyer is not a party to any Contract pursuant to which it may become obligated to repurchase, redeem or otherwise acquire any outstanding Buyer Ordinary Shares or other securities. All of the aforesaid Buyer Ordinary Shares have been offered, sold and delivered by Buyer in compliance with all applicable securities Laws. No shares of Buyer have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Organizational Documents of Buyer or any Contract to which Buyer is bound.

(b) Except for the Buyer Incentive Plans and the award agreements thereunder, Buyer does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Schedule 5.3(b) of the Disclosure Letter sets forth, as of the Reference Date, the number of Buyer Ordinary Shares under the Buyer Incentive Plans as well as the portion thereof issued and outstanding and the portion that remains available for issuance; provided that Buyer shall update (and provide to Seller) Schedule 5.3(b) of the Disclosure Letter from time to time until the Closing in order to maintain the accuracy of Schedule 5.3(b) of the Disclosure Letter.

(c) Except as set forth in Schedule 5.3(c) of the Disclosure Letter (as supplemented from time to time in accordance with Section 5.3(a)), (i) there is no Indebtedness of Buyer having the right to vote (or that is convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of Buyer Ordinary Shares may vote, and (ii) there are no options, warrants, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings to which Buyer is a party or by which it is bound that (A) obligate Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any of its equity interests, (B) obligate Buyer to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking, (C) gives any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Buyer Ordinary Shares, or (D) is convertible into, or exercisable or exchangeable for capital stock other than Buyer Ordinary Shares.

(d) All outstanding Buyer Ordinary Shares and other securities of Buyer have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws. All outstanding Buyer Ordinary Shares (excluding, for the avoidance of doubt, the Newly Issued Shares) are listed on Euronext Paris. The Newly Issued Shares will be listed on Euronext Paris on or about the Closing Date, in accordance with Section 6.20.

(e) Each of Buyer’s Subsidiaries is duly organized, validly existing and, if applicable in the jurisdiction, in good standing under the Laws of its jurisdiction of organization, except as would not have a Buyer Material Adverse Effect. Each of Buyer’s Subsidiaries has the requisite corporate power and authority to carry on the business it now conducts except as would not have a Buyer Material Adverse Effect. Each of Buyer’s Subsidiaries is duly qualified to do business as a non-U.S. entity and is in good standing in each jurisdiction where such qualification is necessary, except to the extent such failure to be so qualified or in good standing would not have a Buyer Material Adverse Effect. The copies of the Organizational Documents of the Buyer and each of Buyer’s Subsidiaries, in each case, as amended to date, have been made available to Seller and Seller’s counsel and are true, complete and correct, and no amendments thereto are pending. None of Buyer’s Subsidiaries are in violation of any of the provisions of its Organizational Documents, except as would not have a Buyer Material Adverse Effect.

(f) As of immediately after the Closing, (i) the Newly Issued Shares will be validly issued to Seller, free and clear of all Liens other than transfer restrictions imposed by applicable securities Laws, (ii) Seller will have good and valid title to the Newly Issued Shares, and (iii) Seller will be the record and beneficial owner of the Newly Issued Shares. The Newly Issued Shares will be eligible to any distribution as of their date of issuance.

Section 5.4 Governmental Approvals and Consents; Non-Contravention.

(a) Except for the Consents and Orders, and the making of the registrations, declarations and filings set forth on Schedule 7.1(b) of the Disclosure Letter, including filings and notifications as may be required under the AMF approval, no Consent or Order from, notice to or registration, declaration or filing with, any Governmental Authority, is required on the part of Buyer or any of its Affiliates in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

(b) Subject to obtaining the Buyer Shareholder Approval, the execution and delivery of this Agreement and the other Transaction Documents by Buyer and/or each of the Other Buyers, the performance by Buyer and each Other Buyer of its respective obligations hereunder and thereunder and the consummation by Buyer and each of the Other Buyers of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with or result in any breach under any provision of the respective certificate of incorporation or bylaws or equityholders’ agreement or similar organizational documents of Buyer or any Other Buyer, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or require that any Consent be obtained with respect to, or result in the creation of any Lien under any Contract to which Buyer and/or any Other Buyer is subject or is a party, or (iii) assuming compliance with the matters described in Section 5.4(a), violate, conflict with or result in any breach under any provision of any Law applicable to Buyer, any Other Buyer, or any of their respective properties or assets, except, in the case of subclauses (ii) and (iii) of this Section 5.4(b), to the extent that any such default, violation, conflict, breach or loss would not reasonably be expected to result in a Buyer Material Adverse Effect.

Section 5.5 Public Filings; Financial Statements; Liabilities; Internal Controls and Procedures.

(a) Since December 31, 2020, Buyer has filed or furnished with the AMF all forms, reports, schedules and statements required to be filed or furnished under French Securities Laws (such forms, reports, schedules and statements, as amended, collectively, the “Buyer AMF Documents”)). As of their respective filing dates, or, if amended prior to the Reference Date, as of the date of (and giving effect to) such amendment, each of the Buyer AMF Documents, as amended, complied as to form in all material respects with the applicable requirements, rules and regulations of French Securities Laws applicable to such Buyer AMF Documents, and none of the Buyer AMF Documents contained, when filed or, if amended prior to the Reference Date, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by or on behalf of Buyer or any of its Subsidiaries expressly for inclusion or incorporation by reference in the proxy statement (brochure de convocation) relating to the Buyer Shareholder Approval (together with any amendments or supplements thereto, the “Proxy Statement”) or in the prospectus relating to the admission to trading of the Newly Issued Shares (together with any amendments or supplements thereto, the “Buyer Prospectus”), at the date each is posted on the Buyer website and, as the case may be, the AMF website, and at the time of the Buyer Shareholders’ Meeting, contains any untrue statement of a material fact or omits to state a material fact that is either (i) required to be stated therein or (ii) necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated audited and unaudited interim financial statements of Buyer included or incorporated by reference in the Buyer AMF Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the Reference Date, as of the date of such amendment, with French Securities Laws with respect thereto, were prepared in accordance with IFRS applied on a consistent basis during the periods indicated and fairly present in all material respects in accordance with applicable requirements of IFRS the consolidated financial position, results of operations, shareholders’ equity and cash flows of Buyer and its Affiliates, as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to absence of notes). Buyer has not, since December 31, 2022, changed its accounting principles, practices or methods in a manner that would materially affect the consolidated assets, liabilities or results of operations of Buyer and its Affiliates, except as required by IFRS or applicable Law. To Buyer’s knowledge, as of the Reference Date, none of the Buyer AMF Documents is the subject of ongoing AMF review and Buyer does not have outstanding and unresolved comments from the AMF with respect to any of the Buyer AMF Documents.

(c) Buyer has no Liabilities that would be required by IFRS to be reflected on Buyer’s audited balance sheet, other than those that (i) are reflected or reserved against reflected or reserved against on the consolidated balance sheet of Buyer dated as of June 30, 2023 contained in the Buyer AMF Documents filed or furnished prior to the Reference Date, (ii) have been incurred consistent with the past practices of the Business since June 30, 2023, (iii) are permitted or contemplated by this Agreement (including liabilities disclosed in the Disclosure Letter), any other Transaction Documents or the transactions contemplated hereby or thereby, (iv) are related to the future performance of any Contract entered into in the Ordinary Course of Business, (v) have been discharged or paid off in full, or (vi) individually or in the aggregate, do not, and would not reasonably be expected to result in, a Material Adverse Effect.

(d) Since December 31, 2022, Buyer has not declared, paid or otherwise made any dividend or distribution of any kind on its capital stock, other than ordinary and customary dividends.

(e) Other than any off-balance sheet arrangements disclosed in the Buyer AMF Documents filed or furnished prior to the Reference Date, neither Buyer nor any Subsidiary of Buyer is a party to, or has any Contract to become a party to, any material joint venture, off-balance sheet partnership or any similar contractual arrangement, including any off-balance sheet arrangements (regardless of materiality) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Buyer in Buyer’s published financial statements or any Buyer AMF Documents.

(f) Buyer has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting that complies with the requirements of French Securities Laws. From January 1, 2022 to the Reference Date, neither Buyer’s auditors nor its board of directors been advised of (x) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Buyer’s ability to record, process, summarize and report financial information or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting, and, in each case, neither Buyer nor any of its Representatives has failed to disclose such information to Buyer’s auditors or its board of directors. From January 1, 2022 to the Reference Date, no change in Buyer’s internal control over financial reporting has materially affected, or is reasonably likely to materially affect, Buyer’s internal control over financial reporting.

Section 5.6 Compliance With Laws; Permits.

(a) Buyer’s business and the businesses of Buyer’s Subsidiaries are being and, for the past three years has been, conducted by the Buyer in compliance with the Laws applicable thereto, and Buyer and its Subsidiaries are, and during the past three years have been, in compliance with the Laws applicable to them in all material respects. Buyer and its Subsidiaries have not received written or, to the knowledge of Buyer, other notice at any time in the past three years prior to the Reference Date to the effect that the Buyer is not in compliance in all material respects with any applicable Laws. Buyer and its Subsidiaries have all material Permits necessary to conduct their respective businesses as presently conducted. Buyer and its Subsidiaries are in compliance in all material respects with the terms of each such Permit and each such Permit is valid and in full force and effect.

(b) Without limiting the generality of Section 5.6(a), except as would not, individually or in the aggregate, be reasonably expected to be material to Buyer’s business:

(i) none of the Buyer (including the Buyer’s directors, officers, employees or, to the knowledge of Buyer, agents, distributors or other Person associated with or acting on their behalf), or its Subsidiaries, have in the past five years, directly or indirectly, (A) taken any action which would cause it to be in violation of any Anti-Corruption Laws applicable to the Buyer in any jurisdiction (in each case, as in effect at the time of such action), (B) used any corporate funds for unlawful payments, contributions, gifts, entertainment or other unlawful expenses for the benefit of any political organization or holder of or any aspirant to any elective or appointive public office, or otherwise relating to political activity, (C) made, offered or authorized any unlawful payment to non-U.S. or domestic government officials or employees, or (D) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person;

(ii) no director, officer, or employee acting on behalf of Buyer or its Affiliates has in the past five years violated any Anti-Corruption Laws;

(iii) the business and the operations of the Buyer is and has been conducted in compliance with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws;

(iv) no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Buyer or, with respect to the Buyer Ordinary Shares, with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of Seller, threatened;

(v) for the past five years, the Buyer (including any of the Buyer’s directors, officers, employees or, to the knowledge of Buyer, agents, distributors or other Person associated with or acting on their behalf), and its Affiliates have been in compliance with Customs & Trade Laws and Sanctions;

(vi) Buyer (including any of the Buyer’s directors, officers, employees or, to the knowledge of Buyer, agents, distributors or other Person associated with or acting on their behalf), and its Subsidiaries have in place written policies, controls and systems reasonably designed to ensure compliance with applicable Customs & Trade Laws and Sanctions in each jurisdiction in which the Buyer conducts its business; and

(vii) none of the Buyer (including any of the Buyer’s directors, officers, employees or, to the knowledge of Buyer, agents, distributors or other Person associated with or acting on their behalf), or its Subsidiaries have, during the past five years, engaged in any dealings or transactions in or with any Sanctioned Person.

Section 5.7 Litigation. As of the Reference Date, neither Buyer nor any of its Affiliates are subject to any Order of, or Contract with, any Governmental Authority that would reasonably be expected to have a Buyer Material Adverse Effect. As of the Reference Date, no Proceeding is pending or, to the knowledge of Buyer, threatened in writing against Buyer or any of its Affiliates that would reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.8 Financial Capacity. Buyer has, and, at all times from the Reference Date through (and at) the Closing shall have, immediately available funds (the receipt by Buyer of which are not subject to any preconditions (other than those that have been irrevocably satisfied as of the Reference Date)) sufficient for the satisfaction of all of its obligations to pay the Final Cash Consideration and all fees and expenses payable by Buyer in connection with the transactions contemplated by this Agreement. Buyer’s obligation to consummate the transactions contemplated by this Agreement is not subject to any condition or contingency with respect to any financing or funding by any third party.

Section 5.9 Finders; Brokers. Neither Buyer nor any of its Affiliates has employed any finder, broker or investment banker in connection with the transactions contemplated by this Agreement who would have a valid claim for a fee, commission or expenses from Seller in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

Section 5.10 Solvency. Assuming that the representations and warranties in Article 4 are true and correct, that Seller and Buyer have each complied with their respective obligations under this Agreement and that the most recent financial forecasts made available to Buyer by Seller prior to the Reference Date have been prepared in good faith based upon assumptions that were and continue to be reasonable and immediately prior to the Closing (provided that Seller is making no representation and warranty with respect to such financial forecasts), at and immediately after the Closing, and after giving effect to the transactions contemplated hereunder (including any financings being entered into in connection therewith), Buyer and its Subsidiaries, taken as a whole, on a consolidated basis, will be Solvent.

Section 5.11 Securities Act. Buyer and the Other Buyers are acquiring the Purchased Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof. Buyer acknowledges that the Purchased Shares are not registered under the Securities Act, any applicable state securities Laws or any applicable non-U.S. securities Laws, and that such Purchased Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable non-U.S. securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Shares and is capable of bearing the economic risks of such investment.

Section 5.12 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business in making its determination as to the propriety of the transactions contemplated by this Agreement and in entering into this Agreement, which investigation, review and analysis was done by Buyer and its Affiliates and representatives. Except for the representations and warranties contained in Article 4, which representations and warranties constitute the sole and exclusive representations and warranties to Buyer by Seller in connection with the transactions contemplated by this Agreement, Buyer acknowledges and agrees that Seller specifically disclaims all other representations and warranties (i.e., other than as set forth in Article 4). Buyer acknowledges that there are assumptions inherent in making any such projections, estimates and budgets, Buyer is familiar with such uncertainties and that Buyer is responsible for making its own evaluation of the Business.

Section 5.13 Absence of Certain Developments. Except for actions taken to effect the transactions contemplated by this Agreement and any other Transaction Documents, from December 31, 2022 through the Reference Date, (a) there has not been any Buyer Material Adverse Effect, and (b) Buyer’s business has been conducted in the Ordinary Course of Business in all material respects (after giving effect to COVID-19 Measures).

Section 5.14 Personal Information; Security Breaches.

(a) Except as would not have a Buyer Material Adverse Effect, the conduct of the Buyer complies with (i) all Privacy Laws applicable to its collection, use processing, storage, retention, disposal and onward transfer of Personal Information and (ii) all terms of Contracts relating to Personal Information and Privacy Laws.

(b) In the last three years, the Buyer has not experienced any incident in which confidential or sensitive information or Personal Information was stolen or improperly accessed, and neither Buyer nor any of its Affiliates has received any written notices or complaints from any Person with respect thereto, in each case, except as would not have a Buyer Material Adverse Effect.

Section 5.15 Buyer Representations. Except as expressly set forth in this Article 5 (as qualified by the Schedules), Buyer makes no representation or warranty, express or implied, at law or in equity, with respect to itself, any of its Subsidiaries, or any of its or their respective assets, liabilities, businesses or operations (including in respect of the correctness, accuracy or completeness of any Contract or certificate furnished or made available, or to be furnished or made available, or statement made, by Buyer, any of its Subsidiaries or any of their respective Representatives in connection with the transactions contemplated herein), and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE 6

AGREEMENTS OF BUYER AND SELLER

Section 6.1 Operation of the Business.

(a) Except (A) as otherwise provided or required in this Agreement (including with respect to Restructuring Activities and Section 6.1(c)) or the other Transaction Documents, (B) as set forth on Schedule 6.1(a) of the Disclosure Letter, (C) to the extent necessary to comply with applicable Laws, or to protect human health and safety or respond to COVID-19 outbreaks or worsening (including COVID-19 Measures), or (D) as consented to in writing by Buyer (including via email), which consent may not be unreasonably withheld, conditioned or delayed, from the Agreement Date until the Closing, (x) Seller shall, and Seller shall cause its Subsidiaries to, use commercially reasonable efforts to operate and conduct the Business in the Ordinary Course of Business in all material respects; provided that, to the extent permissible under applicable Law, Seller shall provide Buyer three Business Day’s written notice or, if not reasonably practicable to provide three Business Day’s written notice, written notice as far in advance as is reasonably practicable, before the Business undertakes a material action outside of the Ordinary Course of Business and (y) Seller shall not, and Seller shall cause its Subsidiaries not to, take any of the following actions with respect to (or which would materially impact or affect) the Purchased Shares, the Purchased Assets, the Assumed Liabilities or the Business:

(i) amend or modify the Organizational Documents of any Purchased Entity;

(ii) make changes to its pricing, discounts, promotions or similar pricing practices outside of the Ordinary Course of Business;

(iii) transfer, sell, lease, convey, dispose of, pledge, or subject to any Lien (other than Permitted Liens and Liens that will be released at or prior to Closing), (A) any of the Purchased Shares or (B) the Purchased Assets (or assets or property which would have been Purchased Assets, but for such transfer or disposition), in each case, other than (1) sales or non-exclusive licenses of inventory, Products or Intellectual Property Rights (x) in the Ordinary Course of Business and/or (y) in connection with the resolution of any matter set forth on Schedule 4.7(e) of the Disclosure Letter, (2) sales or dispositions of obsolete or inoperable Purchased Assets, or (3) any transfer, sell, lease, license or other transfers, sales, leases, licenses, conveyances and dispositions made in the Ordinary Course of Business;

(iv) issue any capital stock or other equity interests (including for all purposes of this Section 6.1(a) any restricted stock, restricted stock unit, performance stock unit, phantom stock, stock appreciation rights, rights to share in the profits or distributions or other similar rights), voting interest or securities convertible into or exchangeable or exercisable for, or subscriptions, rights or options with respect to, or warrants to purchase, or other similar agreements or commitments relating to, the capital stock or other equity interests or voting interests of any Purchased Entity or authorize any of the foregoing;

(v) with respect to any Purchased Entity, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization under local Law;

(vi) with respect to any Purchased Entity, make or change any material Tax election (other than Tax elections made in the Ordinary Course of Business or as required by applicable Law), change any annual Tax accounting period, or adopt or change any material method of accounting with respect to Taxes;

(vii) create, incur, assume or guarantee any material Indebtedness, in respect of which any Purchased Entity would be an obligor or which would constitute an Assumed Liability, other than (A) any Indebtedness that is incurred or committed to be incurred prior to the Effective Time in the Ordinary Course of Business and is included in Estimated Business Indebtedness or (B) the Retention Bonuses;

(viii) (A) grant any material increase in the compensation or benefits arrangements of a Continuing Employee or under any Seller Benefit Plan or grant any new retention, severance or termination pay to any Continuing Employee, (B) enter into or amend any Seller Benefit Plan or employment, consulting, indemnification, severance, retention or termination agreement with any Continuing Employee, in each case, other than (1) in the Ordinary Course of Business, (2) as reflected in the budget or financial forecast provided to Buyer prior to the Agreement Date, (3) as a result of collective bargaining or other labor, works council or other similar agreements with such employees as in effect on the Agreement Date, (4) bonuses paid in full prior to the Closing or included as Retention Bonuses or (5) as required by applicable Law from time to time in effect or by the terms of any employee benefit plan, program or arrangement sponsored by Seller or one of its Subsidiaries as in effect on the Agreement Date, or (C) enter into any collective bargaining agreement or other Labor Agreement, or recognize any labor organization, works council or other employee-representative body as the bargaining representative of any Business Employee except as required by Law or in connection with the Restructuring Activities;

(ix) commit to make any material capital expenditures that would require payments by the Business following the Closing that exceed $1,000,000 individually or $2,500,000 in the aggregate, in each case, other than in the Ordinary Course of Business or as reflected in the budget or financial forecast provided to Buyer prior to the Agreement Date;

(x) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or material portion of the assets of, any business or Person or division thereof;

(xi) except as is required by applicable Law or by GAAP, make any material change in the Business’ methods, principles and practices of accounting;

(xii) issue, sell, grant or commit to issue, sell or grant any interest or award that will be an Unvested Fixed Cash LTI Award to (A) any individual who becomes a Business Employee prior to the Closing, other than grants to newly hired employees in the ordinary course of business and consistent with new hire grants for similarly situated employees of Seller’s other businesses at the same employment level or (B) any Business Employee as of the Agreement Date, other than in connection with the promotion of such Business Employee in the ordinary course of business;

(xiii) enter into any new line of business;

(xiv) form or enter into any partnership or joint venture;

(xv) enter into any Contract between a Purchased Entity, on the one hand, and a Subsidiary of Seller other than a Purchased Entity, on the other hand, that will survive the Closing;

(xvi) make any loan to (or forgive of any loan to) Business Employees;

(xvii) sell, dispose of, assign, license, sublicense, covenant not to sue with respect to, subject to a lien (except Permitted Liens), or otherwise transfer, any Intellectual Property, or abandon or permit to lapse or expire any Intellectual Property, except for abandonment or lapse in the Ordinary Course of Business according to commercially reasonable action or inaction, or acquire any Intellectual Property from any Person, except for granting or receiving non-exclusive licenses of Intellectual Property in the ordinary course, or fail to take any action or pay any fees in a timely manner to maintain and preserve any Intellectual Property Rights of the Business, except in the Ordinary Course of Business according to commercially reasonable action or inaction, or disclose to any Person any Confidential Information included in the Intellectual Property Rights of the Business, other than in the ordinary course and in each case subject to a written non-disclosure agreement or other obligation to protect the confidentiality hereof;

(xviii) materially amend or waive any material provision of any Real Property Lease or voluntarily terminate any Real Property Lease, or fail to exercise any renewal option under any Real Property Lease;

(xix) other than in the Ordinary Course of Business, (a) amend in any material respect or waive any material provision of any existing Assigned Material Contract, (b) enter into any Contract that if in effect on the Reference Date would be an Assigned Material Contract, or (c) rescind or terminate (partially or fully) any existing Assigned Material Contract (provided that expirations of Contracts in accordance with their terms shall not be deemed a termination);

(xx) pay, discharge or settle any Proceeding if such settlement would (a) require a payment by any of the Purchased Entities after the Closing, (b) be reasonably likely to impose material future restrictions or requirements on the Business or any Purchased Entity or any of their respective assets or properties, or (c) involve any admission of wrongdoing or violation of Law on behalf of the Purchased Entities;

(xvii) (a) accelerate the receipt of any collections or accounts receivable (other than in the Ordinary Course of Business) or (b) delay or postpone any accounts payable or other payables or expenses (other than in the Ordinary Course of Business); or

(xxi) agree or commit to do any of the foregoing.

If Seller or any of its Subsidiaries desires to take an action which would be prohibited pursuant to Section 6.1(a)(i) through Section 6.1(a)(xx) without the written consent of Buyer, prior to taking such action, Seller may request such written consent by sending an electronic mail to the Representative of Buyer listed on Schedule 6.1(b) of the Disclosure Letter. Buyer will either deliver to Seller written consent or a denial notification via electronic mail within five Business Days after Buyer receives a written request by Seller pursuant to this Section 6.1. If no such consent or denial is received by Seller within five Business Days of its request in accordance with this Section 6.1, Buyer will be deemed to have granted its consent to such action(s) requested by Seller.

(b) Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Business and prior to the Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

(c) Notwithstanding any provision herein to the contrary, but subject to Section 6.14, prior to the Effective Time, without the consent of Buyer, each of Seller and its Subsidiaries will, in compliance with applicable Law and Section 2.7, be permitted to (i) declare and pay dividends and distributions of, payment of intercompany advances or indebtedness or otherwise transfer or advance, (A) to Seller or any Subsidiary thereof (1) any Excluded Assets (including in connection with any “cash sweep”

or cash management practices), (2) any other assets that are not expressly contemplated to be owned or held by Buyer, an Other Buyer or a Purchased Entity pursuant to this Agreement, (3) any Seller books and records that are not also Business Records that will be solely owned by Buyer pursuant to Appendix A, or (B) to any Purchased Entity, (1) any Purchased Assets, (2) any Purchased Shares or (3) any Business Records, (ii) make any payments under, or repay (in part or in full), any Indebtedness prior to the Effective Time, and (iii) pay intercompany advances or indebtedness.

Section 6.2 Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law, until the Closing, Seller shall, and shall cause its Subsidiaries to, permit Buyer and its authorized agents or Representatives to have reasonable access to the properties, books, records and such financial data of the Business and the Business Employees as Buyer may reasonably request, during regular business hours; provided that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller or any of its Subsidiaries, shall comply with the reasonable security, data privacy and data protection, and insurance requirements of Seller and its Subsidiaries, shall not require the disclosure of any source code or other Trade Secrets, shall not violate any COVID-19 Measures, and shall be at Buyer’s sole risk and expense. All requests for access to the offices, properties, books and records of Seller and its Subsidiaries shall be made to such Representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Buyer nor any of its Subsidiaries, agents or Representatives shall contact any of the employees (other than those set forth on Schedule 6.2 of the Disclosure Letter), customers, suppliers, partners, Affiliates of Seller or its Subsidiaries in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such Representatives of Seller. Notwithstanding the foregoing, neither Seller nor any of its Subsidiaries shall be required to (i) provide access to or disclose information where such access or disclosure would reasonably be expected to cause or jeopardize the waiver of any attorney-client work product or other legal privilege of Seller or such Subsidiaries or contravene any Law (including any COVID-19 Measures and Privacy Laws) or binding agreement of Seller or such Subsidiaries; provided, however, in the event of this clause (i) being applicable, Seller shall inform Buyer as to the general nature of what is being withheld as a result thereof and shall use its reasonable best efforts to disclose such information in a way that would not waive such privilege or violate any applicable Law or binding agreement (including by seeking appropriate consents), (ii) provide access to or disclose any document, communication or information related to the sale process with respect to the Business or any other potential transaction relating to the sale or divestiture of the Business, (iii) provide access to personnel records of the Business Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information that Seller believes in good faith is sensitive information relating to personnel or the disclosure of which would reasonably be expected to contravene any Privacy Laws or subject Seller or any of its Subsidiaries to risk of liability, or (iv) permit any environmental sampling or testing, including any Phase I or Phase II environmental assessments. Notwithstanding the foregoing or anything in this Agreement to the contrary, the information provided pursuant to this Agreement will be used solely for the purpose of effecting the transactions contemplated by this Agreement.

(b) The Parties expressly acknowledge and agree that this Agreement and the other Transaction Documents and their respective terms (subject to Section 6.4) and all information, whether written or oral, furnished by either Party to the other Party or any Subsidiary or Affiliate of such other Party, in connection with the negotiation of this Agreement or the other Transaction Documents or pursuant to this Section 6.2 shall be treated as “Confidential Information” under that certain nondisclosure agreement, dated November 2, 2022, by and between Buyer and CommScope, Inc. of North Carolina (the “Confidentiality Agreement”).

(c) From and after the Closing Date, except as otherwise expressly provided in this Agreement or any other Transaction Document, Seller shall hold and shall cause its Subsidiaries to hold (and be responsible for any breach by its Representatives) in strict confidence and not to disclose, release or use (except as may be necessary to enforce its rights as described in Section 6.2(c)(iii), in connection with the performance of its obligations under the Transaction Documents or preparation of any Tax Returns required to be filed by it) without the prior written consent of Buyer, any and all Confidential Information related to Buyer, the Purchased Assets, the Purchased Shares, the Assumed Liabilities and/or the Business (including information provided to Seller following the Closing pursuant to this Agreement); provided, that Seller, its Subsidiaries and Representatives may disclose, or may permit disclosure of, such information (i) to its Representatives who have a need to know such information for a purpose not prohibited by this Section 6.2(c) and are informed of their obligation to hold such information confidential to the same extent as is applicable to Seller and in respect of whose failure to comply with such obligations Seller will be responsible, (ii) if Seller, its Subsidiaries or its Representatives are required to disclose any such information pursuant to applicable Law or pursuant to the applicable rules and regulations of any national securities exchange applicable to listed companies, or (iii) in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Documents or the transactions contemplated hereby and thereby. Notwithstanding anything to the contrary in the foregoing, in the event that any demand or request for disclosure of such information is made pursuant to Section 6.2(c)(ii), Seller shall to the extent practicable and legally permissible promptly notify Buyer of the existence of such request or demand and shall provide Buyer a reasonable opportunity to seek an appropriate protective order or other remedy (and cooperate with Buyer with respect thereto, at Buyer’s sole cost and expense), and in the event such protective order or other remedy is not obtained, Seller, its Subsidiaries or Representatives (as applicable) may disclose such information without Liability hereunder, but shall furnish only that portion of such information that legal counsel advises is legally required to be disclosed and shall, to the extent requested by Buyer, exercise reasonable efforts, at Buyer’s sole cost and expense, to preserve the confidentiality of such information. Notwithstanding anything to the contrary herein, this Section 6.2(c) shall not apply to information (A) to the extent relating to Seller’s or its Subsidiaries’ businesses other than the Business, (B) that is or becomes generally available to the public other than as a result of disclosure by Seller or a Subsidiary or Representative thereof in breach of any confidentiality obligation, (C) that becomes available to Seller or a Subsidiary thereof after the Closing Date on a non-confidential basis from a source other than Buyer or an Affiliate or Representative thereof (provided that such source is not known by Seller to be bound by any obligation of confidentiality to Buyer or any of its Subsidiaries), or (D) that Seller can establish by reasonable evidence is independently developed by Seller or any Subsidiary thereof following the Closing without reference to or reliance upon Confidential Information of or relating to Buyer, the Purchased Assets, the Purchased Shares, the Assumed Liabilities and/or the Business (including information provided to Seller or a Subsidiary or Representative thereof following the Closing pursuant to this Agreement).

(d) From and after the Closing Date, except as otherwise expressly provided in this Agreement or any other Transaction Document, Buyer shall hold and shall cause its Subsidiaries to hold (and be responsible for any breach by its Representatives), in strict confidence and not to disclose, release or use (except as may be necessary to enforce its rights as described in Section 6.2(d)(iii), in connection with the performance of its obligations under the Transaction Documents or preparation of any Tax Returns required to be filed by it) without the prior written consent of Seller, any and all Confidential Information related to the Excluded Assets, the Excluded Liabilities and/or the businesses of Seller and its Subsidiaries (other than the Business); provided that Buyer, its Affiliates and Representatives may disclose, or may permit disclosure of, such information (i) to its Representatives who have a need to know such information for a purpose not prohibited by this Section 6.2(d) and are informed of their obligation to hold such information confidential to the same extent as is applicable to Buyer and in respect of whose failure to comply with such obligations Buyer will be responsible, (ii) if Buyer, its Affiliates or its Representatives are required to disclose any such information pursuant to applicable Law or pursuant to the applicable rules and regulations of any national securities exchange applicable to listed companies, or (iii) in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Documents or the transactions contemplated hereby and thereby. Notwithstanding anything to the contrary in the foregoing, in the event that any demand or request for disclosure of such information is made pursuant to Section 6.2(d)(ii), Buyer shall to the extent practicable and legally permissible promptly notify Seller of the existence of such request or demand and shall provide Seller a reasonable opportunity to seek an appropriate protective order or other remedy (and cooperate with Seller with respect thereto, at Seller’s sole cost and expense), and in the event such protective order or other remedy is not obtained, Buyer, its Affiliates or Representatives (as applicable) may disclose such information without Liability hereunder, but shall furnish only that portion of such information that legal counsel advises is legally required to be disclosed and shall, to the extent requested by Seller, exercise reasonable efforts, at Seller’s sole cost and expense, to preserve the confidentiality of such information. Notwithstanding anything to the contrary herein, this Section 6.2(d) shall not apply to information (A) to the extent relating to the Business, the Purchased Assets, Purchased Shares, Purchased Entities or the Assumed Liabilities, (B) that is or becomes generally available to the public other than as a result of disclosure by Buyer or an Affiliate or Representative thereof in breach of any confidentiality obligation, (C) that becomes available to Buyer or an Affiliate thereof on a non-confidential basis from a source other than Seller or a Subsidiary or Representative thereof (provided that such source is not known by Buyer to be bound by any obligation of confidentiality to Seller or any of its Subsidiaries), or (D) that Buyer can establish by reasonable evidence is independently developed by Buyer or any Affiliate thereof following the Closing without reference to or reliance upon Confidential Information of or relating to the Excluded Assets, the Excluded Liabilities and/or the businesses of Seller (other than the Business) (including information provided to Buyer or an Affiliate or Representative thereof following the Closing pursuant to this Agreement).

Section 6.3 Necessary Efforts; No Inconsistent Action.

(a) Buyer and Seller shall, and shall cause their respective Affiliates to, promptly make all filings required to obtain to obtain the Consents, certificates, clearances, expirations or terminations of applicable waiting periods, qualifications and Orders of any Governmental Authority (each a “Governmental Consent”) required for the satisfaction of the conditions set forth in Section 7.1(b) and Section 7.1(c) within 10 Business Days following the Agreement Date.

(b) Subject to the foregoing and to the other terms and conditions of this Agreement, and to applicable Law, Seller and Buyer agree, and Buyer and Seller agree to cause their respective Subsidiaries, to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by the Transaction Documents and to use their respective reasonable best efforts to cause the conditions to each Party’s obligation to close the transactions contemplated hereby as set forth in Article 7 to be satisfied as promptly as reasonably practicable, including (i) using reasonable best efforts to take actions necessary to obtain all Governmental Consents (it being understood that the failure to obtain any such Governmental Consents shall not, by itself, cause the conditions set forth in Section 7.2(b) or Section 7.3(b) to be deemed not to be satisfied), (ii) using reasonable best efforts to effect all such necessary registrations, novations, notices, disclosures and filings with the Governmental Authorities in order to consummate and make effective the Purchase Transaction and the other transactions contemplated hereby, (iii) using reasonable best efforts to comply with all requirements under applicable Law which may be imposed on it with respect to this Agreement and the Purchase Transaction and (iv) make reasonable best efforts to defend any Proceedings, whether judicial or administrative, brought under, pursuant to or relating to any regulatory Law challenging this Agreement or the consummation of the transactions contemplated by this Agreement. In addition, Buyer and Seller agree, and shall cause each of their respective Affiliates, to cooperate and to use their respective reasonable best efforts to take the actions necessary to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the Purchase Transaction or any other transaction contemplated by this Agreement under any Antitrust Law.

(c) Each Party shall act in good faith and reasonably cooperate with each other in connection with any such filings and in obtaining any Governmental Consent that is necessary to consummate the Purchase Transaction, including for Seller, to the extent permitted by applicable Law, to furnish to Buyer such necessary information and assistance as Buyer may reasonably request in connection with the preparation of any necessary filings or submissions by it to any such Governmental Authority. Buyer shall, on behalf of the Parties, direct and manage all communications and strategy, including any proposals, offers, agreements or commitments, relating to obtaining Governmental Consents under Antitrust Laws. At Buyer’s sole discretion, Buyer’s outside counsel may serve as the lead representative of the Parties before all Governmental Authorities in order to obtain all required Governmental Consents under Antitrust Laws. In the event the Parties do not agree on antitrust strategy, Buyer’s decision shall be followed.

(d) Neither Party shall consent to any voluntary extension of any statutory deadline or withdraw or any other filing made pursuant to any Antitrust Law with respect to the Purchase Transaction or any other transaction contemplated by this Agreement unless the other Party has given its prior written consent to such extension, withdrawal or delay. During the period from the Agreement Date until the earlier of (A) the date this Agreement is terminated in accordance with its terms and (B) the Closing, or except as otherwise required by this Agreement, Seller and Buyer shall not take, and shall cause their respective Affiliates not to take, any action inconsistent with their obligations under this Agreement or, without prejudice to Seller’s or Buyer’s rights under this Agreement, that would reasonably be expected to materially hinder or delay the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

(e) If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violating any Antitrust Law or if a filing pursuant to this Section 6.3 is reasonably likely to be rejected or conditioned by a Governmental Authority, then each of the Parties shall, and shall cause their respective Affiliates to, use reasonable best efforts to resolve such objections or challenges as such Governmental Authority or private party may have to such transactions so as to permit consummation of the transactions contemplated by this Agreement as soon as practicable and in any event prior to the Outside Date. In the event that any investigation or administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the transactions contemplated by this Agreement, or any other agreement contemplated hereby, each of Buyer and Seller shall cooperate with each other and use its respective reasonable best efforts to respond to and contest and resist any such investigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. For the purposes of this Section 6.3(e), reasonable best efforts shall include, without limitation, the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any person, entity or Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions; provided, however, in no event shall Buyer be required to appeal an adverse ruling on the merits issued by a court or agency.

(f) In no event will Buyer or any of its Subsidiaries be required to undertake or enter into any agreement, consent decree or other commitment requiring Buyer or any of its Subsidiaries to divest, lease, license, transfer, sell, dispose of, encumber (including through the granting of any license rights) or hold separate any assets or to take any other action that would have a material and adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise), operating results, operations or prospects of Buyer or any of its Subsidiaries.

(g) During the period from the Agreement Date until the earlier of (A) the date this Agreement is terminated in accordance with its terms and (B) the Closing, or except as otherwise required by this Agreement, Buyer shall not, and shall cause its Affiliates not to, without the prior written consent of Seller, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by Buyer or any of its Affiliates that would reasonably be expected to prevent or materially interfere with or delay the transactions contemplated hereby or any of the other Transaction Documents. Without limiting the generality of the foregoing, Buyer shall not, and shall cause its Affiliates not to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to (i) materially increase the risk of not obtaining any Governmental Consent required in connection with the Purchase Transaction, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, or materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (iii) prevent or materially delay receipt of any Governmental Consent required in connection with the Purchase Transaction.

(h) Without limiting the generality of the foregoing, in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby or thereby, the Parties agree, except as prohibited or restricted by applicable Law, to (i) give each other reasonable advance notice of all meetings and substantive communications with any Governmental Authority relating to any Antitrust Laws or in connection with efforts to obtain any FDI Clearance, (ii) give each other an opportunity to participate in each of such meetings, and not participate in any meeting or engage in any substantive conversation, discussion, or negotiation with any Governmental Authority related to the Purchase Transaction without giving the other prior notice of such meeting, conversation, discussion or negotiation, (iii) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Laws or in connection with any FDI Clearance, to promptly notify the other Party of the substance of such communication, (iv) consult and cooperate with the other in good faith in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of such Party in connection with any Governmental Authority relating to any Antitrust Laws or in connection with efforts to obtain any FDI Clearance, (v) provide each other with a reasonable advance opportunity to review and comment upon all written communications, including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals, including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals (other than, in the case of Buyer or Seller, as the case may be, the portions of such presentations, memoranda, briefs, arguments, opinions and proposals that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement) with or submitted to a Governmental Authority regarding any Antitrust Laws or in connection with efforts to obtain any FDI Clearance, and (vi) provide each other with copies of all written communications from any Governmental Authority relating to any Antitrust Laws or efforts to obtain any FDI Clearance. Any disclosures or provision of copies by one Party to the other may be made on an outside counsel basis, if appropriate.

Section 6.4 Public Disclosures. Upon the request of either Buyer or Seller, upon the Closing, Buyer and Seller shall each release a press release mutually acceptable to Buyer and Seller, as evidenced by Buyer’s and Seller’s confirmation in writing, with respect to this Agreement and the transactions contemplated by this Agreement. During the period beginning on the Agreement Date, neither Buyer nor Seller shall, and Buyer and Seller shall cause each of their respective Affiliates and its and their respective directors, officers, employees, Subsidiaries, Affiliates, and Representatives (including financial advisors, investment bankers, attorneys and accountants) not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby that discloses any additional information regarding the same or that is otherwise inconsistent with the agreed press releases, or uses the name of the other Party or its Affiliates or refers to the other Party or its Affiliates, directly or indirectly, in connection with the relationship of the Parties under this Agreement and their Affiliates in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other Party, except that (a) Buyer or Seller (and their Subsidiaries, Affiliates and Representatives) may issue such release or statement or make such other disclosures as they may reasonably determine is necessary to comply with applicable Law or the rules and regulations of any national securities exchange (provided that to the extent in the good faith judgment of the disclosing Person it is reasonably practicable to do so, such Person shall provide the other Person with a reasonable opportunity in light of the circumstances to review such intended communications (to the extent made in writing) and consider in good faith modifications to the intended communication reasonably requested by the other Party), (b) the Parties (and their Subsidiaries, Affiliates and Representatives) may issue any press release or make other public announcement (including to analysts) to the extent that such release or announcement only contains information previously publicly disclosed in accordance with this Section 6.4 or is otherwise consistent in all material respects with previous statements made jointly by Buyer and Seller or with the permission of the other Party.

Section 6.5 Post-Closing Access to Records and Personnel.

(a) Exchange of Information. Subject to the further requirements set forth in Section 6.7(f)(iv) with respect to Taxes, after the Closing, for a period of seven years (or to such longer applicable period required by applicable Laws with respect to access to Records and Personnel information) after the Closing Date, upon receipt of reasonable prior notice, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense (but only for the reasonable out-of-pocket costs and expenses incurred by the Party in providing such access), reasonable access during normal business hours, and in manner so as not to unreasonably interfere with the conduct of such other Party’s business, to the other Party’s employees (without substantial disruption of business or employment) and to any books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the conduct of the Business on or before the Closing Date and (i) in the case of Seller, the Excluded Assets and Excluded Liabilities and (ii) in the case of Buyer, the Purchased Assets, the Purchased Shares and the Assumed Liabilities (the “Books and Records”), to the extent reasonably available and in the possession or under the control of the other Party that the requesting Party reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (B) for use in any other judicial, regulatory, administrative or other Proceeding, or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements, (C) in connection with the filing of any Tax Return, determining a liability for Taxes or a right to a refund of Taxes or any Tax audit or other Proceeding in respect of Taxes, (D) to comply with its obligations under this Agreement or the other Transaction Documents, or (E) in connection with any other matter requiring access to any such employees, books, records, documents, files and correspondence of the other Party, solely to the extent necessary for Buyer’s operation of the Business after the Closing or Seller’s operation of its businesses after the Closing, as the case may be; provided, however, that (1) no Party shall be required to (I) provide access to or disclose information where such access or disclosure would be reasonably expected to cause the waiver of any attorney-client, work product or other legal privilege of such Party or contravene any Law (including any COVID-19 Measures and Privacy Laws), (II) provide access to or disclose any document, communication or information related to the sale process with respect to the Business or any other potential transaction relating to the sale or divestiture of the Business or (III) provide access to personnel records of the Business

Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information that such Party believes in good faith is sensitive information relating to personnel or the disclosure of which would reasonably be expected to contravene any Privacy Law or subject such Party to risk of liability (provided that the Parties shall take all reasonable measures (subject to Section 6.11) to permit the compliance with such obligations in a manner that avoids any such harm or consequence), and (2) each Party may redact information regarding itself or its Subsidiaries not relating to Business, the Purchased Assets, the Purchased Shares and the Assumed Liabilities.

(b) Ownership of Information. Any information owned by a Party that is provided to a requesting Party pursuant to this Section 6.5 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(c) Record Retention. Except as otherwise provided herein, each Party agrees to use its commercially reasonable efforts to retain the Books and Records in its possession or control for a reasonable period of time as set forth in its regular document retention policy, as such policy may be amended from time to time, or for such longer period as may be required by Law. Notwithstanding the foregoing, any Party may destroy or otherwise dispose of any Books and Records not in accordance with its retention policy (or otherwise not in compliance with the foregoing); provided that, prior to such destruction or disposal, (i) such Party shall provide no less than 75 Business Days’ prior written notice to the other Party of any such proposed destruction or disposal (which notice shall specify in reasonable detail which of the Books and Records is proposed to be so destroyed or disposed of and the general type and scope of information contained therein), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such Party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out-of-pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(d) Limitation of Liability. No Party shall have any Liability to any other Party in the event that any information exchanged or provided pursuant to this Section 6.5 is found to be inaccurate. No Party shall have any Liability to any other Party if any information is destroyed or lost after commercially reasonable efforts by such Party to comply with the provisions of Section 6.5(c).

(e) Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Section 6.5 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement.

(f) Confidential Information. Nothing in this Section 6.5 shall require (i) either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information (provided, however, that in the event that either Party is required under this Section 6.5 to disclose any such information, that Party shall use all reasonable efforts to seek to obtain such third party’s Consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information or take all reasonable measures to permit the disclosure in a manner that avoids any such violation), or (ii) Seller to provide or cause to be provided to Buyer any information related to the sale process of the sale or divestiture of the Business or any other potential transaction relating to the Business or Seller’s or its Representatives’ evaluation thereof, including projections, financial or other information related thereto. The covenants contained in this Section 6.5 shall in no event be considered a waiver of any attorney-client privilege, work product privilege or any similar privilege.

Section 6.6 Insurance Matters. Buyer acknowledges that insurance coverage maintained on behalf of the Business on the Agreement Date is part of the corporate insurance program maintained by Seller and its Subsidiaries and related to businesses other than the Business and such coverage will not be available or transferred to Buyer. From and after the Closing Date, the Business, the Purchased Assets, Assumed Liabilities, and Purchased Entities and their Subsidiaries shall cease to be insured by Seller’s or its Subsidiaries’ insurance policies or by any of their self-insured programs, and Seller and any of its Subsidiaries may, to be effective at the Closing, amend any insurance policies in the manner it deems appropriate to give effect to this Section 6.6. From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the Business.

Section 6.7 Tax Matters.

(a) Tax Indemnification.

(i) Seller shall indemnify and hold harmless the Buyer Indemnified Parties from and against (A)(1) Taxes of the Purchased Entities attributable to any Pre-Closing Tax Periods, (2) Taxes imposed on the Purchased Assets attributable to any Pre-Closing Tax Period, and (3) Taxes imposed on the Business for any Pre-Closing Tax Period, in each case, under this clause (A), except to the extent such Taxes are indemnified under Section 6.7(a)(ii)(F), (B) Transfer Taxes that the Seller is responsible for under Section 6.7(b)(i), and (C) Taxes arising under Section 1.1502-6 of the Treasury Regulations or any similar provision of applicable Law by virtue of any Purchased Entity having been a member of a consolidated, combined, affiliated, unitary or other similar Tax group prior to the Closing, in each case, other than Transfer Taxes and Taxes (I) arising out of any breach of any covenant made by Buyer or any of its Affiliates, (II) arising out of any action taken outside the ordinary course of business by Buyer or any of its Affiliates on the Closing Date, except to the extent such action was expressly contemplated by this Agreement, or (III) reflected in the Final Cash Consideration (collectively, the items set forth in clauses (A)-(C) of this sentence, subject to the exclusions set forth in clauses (I)-(III) of this sentence, the “Excluded Tax Liabilities”). Notwithstanding that a claim for Taxes or Losses may fall into multiple categories of this Section 6.7(a)(i), a Buyer Indemnified Party may recover such Taxes and Losses one time only.

(ii) Buyer shall indemnify and hold harmless the Seller Indemnified Parties from and against (A) Taxes of the Purchased Entities attributable to any Post-Closing Tax Periods, (B) Taxes imposed on the Purchased Assets attributable to any Post-Closing Tax Period, (C) Taxes imposed on the Business attributable to any Post-Closing Tax Period, (D) Taxes arising out of any breach of any covenant made by Buyer or any of its Affiliates in any Transaction Document, (E) Taxes arising out of any action taken outside the ordinary course of business by Buyer or any of its Affiliates on the Closing Date, except to the extent such action was expressly contemplated by this Agreement, (F) Transfer Taxes that the Buyer is responsible for under Section 6.7(b)(i), and (G) Taxes of the Buyer and any of its Affiliates (other than the Purchased Entities ). Notwithstanding that a claim for Taxes or Losses may fall into multiple categories of this Section 6.7(a)(ii), a Seller Indemnified Party may recover such Taxes or Losses one time only.

(iii) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date, including for purposes of determining Taxes reflected in the Final Cash Consideration and any liability for Taxes under this Section 6.7, shall be deemed to be (A) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the day before the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (B) in the case of Taxes not described in clause (A) of this Section 6.7(a)(iii) (such as franchise Taxes or Taxes that are based on or related to income or receipts), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the day before the Closing Date based on an interim closing of the books method; provided, however, that solely for purposes of allocating and determining any Taxes imposed in connection with or as a result of the purchase and sale of the Purchased Shares and the Purchased Assets and the assumption of the Assumed Liabilities pursuant to this Agreement, (1) the portion that relates to the pre-Closing portion of any Straddle Period pursuant to this Section 6.7(a)(iii) shall be determined based on an interim closing of the books as of immediately prior to the Effective Time, and (2) for the avoidance of doubt, the Transaction Tax Deductions shall be allocated to the portion of the Straddle Period ending on the Closing Date).

(b) Transfer Taxes.

(i) Any Liability for Transfer Taxes payable in connection with the consummation of the Restructuring Activities (including, for the avoidance of doubt, any such Transfer Taxes related to Restructuring Activities that take place prior to a Delayed Transfer Closing in accordance with Section 2.7(d)) shall be borne by the Seller. Any other Liability for Transfer Taxes payable in connection with the transfer of the Purchased Shares and the Purchased Assets pursuant to this Agreement and the other Transaction Documents shall be borne by the Buyer or Buyer’s respective Affiliates (as applicable); provided, however, that, for the avoidance of doubt, any Transfer Taxes that are actually recovered by Buyer, Seller, or any of their Affiliates are subject to Section 6.7(e)(i), and Buyer and Seller shall, and shall cause their respective Affiliates to, use reasonable efforts to obtain any recovery, credit or refund with respect to any such Taxes and to cooperate in providing any information or documentation that may be reasonably necessary to obtain such recovery, credit or refund by the other Party or its Affiliates. For the avoidance of doubt, such reasonable efforts shall not include any change to the operations of either Party (or any of its Affiliates) or require either Party (or any of its Affiliates) to implement any further Tax planning techniques to obtain any such recovery, credit or refund (without such Party’s prior written consent).

(ii) The Parties shall cooperate to minimize the amount of Transfer Taxes payable in connection with the transactions contemplated under this Agreement, including by claiming any available exemption or relief or any available refund, credit or other recovery and by promptly executing and filing any invoices, forms or certificates reasonably required. The Parties shall provide each other with any information reasonably requested in order to comply with applicable Tax Laws, where such information is connected with the treatment of or position with respect to Transfer Taxes in connection with the transactions contemplated by this Agreement. The amount of any refund, credit or other recovery received or utilized by a Party (or any of its Subsidiaries) of any Transfer Taxes borne by the other Party (or any of its Affiliates) pursuant to this Section 6.7(b) (or, in the case of Seller, through being reflected as a liability in the calculation of the Final Cash Consideration) shall be paid by that Party to the Party who bore it (or the share thereof so borne by it, as applicable), other than with respect to VAT paid by or on behalf of the Seller or its Subsidiaries to the appropriate Taxing Authorities in the People’s Republic of China which would have otherwise been refunded, credited or recovered by Buyer (or any of its Subsidiaries) (which may be retained by Buyer and its Affiliates).

(iii) Each of Seller and Buyer shall prepare and timely file all necessary Tax Returns and other documentation required to be filed by such party with respect to all Transfer Taxes arising in connection with the transfer of the Purchased Shares and the Purchased Assets pursuant to this Agreement and the other Transaction Documents, consistently with the amount of such Transfer Taxes as determined pursuant to this Section 6.7(b), and, if required by applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(iv) As between Buyer and Seller, the determination of the amount of any Transfer Taxes (including whether any exemption from (or reduction in or credit for) Transfer Taxes is available) required to be paid with respect to the consummation of the transactions contemplated by this Agreement shall be made by Seller in good faith in its reasonable discretion in consultation with Buyer. In the event Buyer reasonably disagrees with Seller’s determination with respect to any such Transfer Tax borne by Buyer and obtains prior to the applicable due date of the applicable Tax Returns with respect to such Taxes an opinion of a nationally recognized tax counsel (for the avoidance of doubt, in the applicable jurisdiction and addressed to Buyer or an Affiliate of Buyer, and not to Seller, but a copy of which is provided to Seller) that Buyer’s position “should” prevail (or at a higher confidence level), Buyer’s position shall control and Seller and Buyer shall file the applicable Tax Returns consistent with such opinion.

(v) Without limiting the indemnification rights and obligations of the Parties with respect to Transfer Taxes, unless the Parties mutually agree otherwise, any Tax Returns that must be filed in connection with any Transfer Taxes required to be paid with respect to the consummation of the transactions contemplated by this Agreement shall be prepared and filed by the Party required by Law to file such Tax Returns, and such Party shall pay the Transfer Taxes shown on such Tax Return within the period specified by applicable Law. The filing party shall provide the other Party with a draft copy of such Tax Return which it is required to file (and for which any Taxes thereon are the responsibility of the other Party as determined pursuant to this Section 6.7(b), and, in the case of Seller, taking into account Taxes reflected in the calculation of the Final Cash Consideration) at least seven Business Days before such Tax Returns are due to be filed and shall consider in good faith any comments provided by such other Party; provided that failure to so provide such Tax Return will not relieve the other Party of any liability that it may have to the filing Party for payment of Taxes hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. All such Tax Returns shall be consistent with the allocation of the Total Consideration, the amount of Assumed Liabilities and other relevant amounts as determined pursuant to Section 3.3, as applicable. Buyer and Seller shall settle any of their obligations for any Liability for Transfer Taxes paid by the other party for which they are liable pursuant to this Section 6.7(b) within 10 Business Days of being invoiced by the other Party for such amount.

(c) Additional VAT Matters.

(i) Without limiting the application of Section 6.8(b), if the sale of any Purchased Asset, or indirect transfer of any Asset, to Buyer under this Agreement is subject to VAT, Seller and Buyer shall cooperate to prepare and promptly file the appropriate VAT documentation in a timely manner with the applicable Taxing Authority; provided that failure to timely provide notice or such other information required by this Section 6.8(c) will not relieve the other Party of any liability that it may have to the filing Party for payment of VAT hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. The Parties shall include accurate and complete VAT invoices as required by applicable Law and in a timely manner. Buyer and Seller shall use reasonable efforts and cooperate in good faith to determine the appropriate rate of VAT and to exempt or relieve the transfer to Buyer of the Purchased Assets from any VAT to the extent permitted by applicable Law, including, for the avoidance of doubt, ensuring to the extent permitted that the transfer of Purchased Assets is treated as neither a supply of services nor a supply of goods for purposes of VAT.

(ii) At the Closing where the Purchased Assets include an interest in real property and the transfer of such Purchased Assets is, or is treated as being, not liable to VAT, Buyer and Seller will cooperate to the extent permitted by Law to ensure that the transfer of such real property interest qualifies for such treatment.

(d) Tax Returns.

(i) Except as provided in Section 6.7(b), Seller shall prepare or cause to be prepared and duly file or cause to be duly filed, all Seller-Signed Tax Returns in a timely manner with the appropriate Taxing Authorities; provided that all Seller-Signed Tax Returns of any Purchased Entity shall (to the extent related to the Purchased Shares, Purchased Assets, Assumed Liabilities or the Business) be prepared using accounting methods and other practices that are consistent with those used in the Tax Returns filed prior to the Closing and in accordance with the agreements in this Section 6.7 and Section 3.3, as applicable (in each case, except as otherwise required by applicable Law or to correct any clear errors). As used herein, “Seller-Signed Tax Returns” means (A) all Tax Returns relating to the Purchased Entities prepared or filed on an affiliated, consolidated, combined or unitary basis with Seller or any of its Subsidiaries (other than the Purchased Entities) and (B) all other Tax Returns (other than as provided in Section 6.7(b) or Section 6.8(c)) for taxable periods ending on or before the Closing Date that (I) are of the Purchased Entities or relate to the Purchased Assets, the Assumed Liabilities or the Business and (II) are permitted, under applicable Law, to be filed by Seller or any of its Subsidiaries without having received any powers of attorney from Buyer or any of its Affiliates.

(ii) Except as provided in Section 6.7(b) and Section 6.8(c), Seller shall prepare and file, or cause to be prepared and filed, all Buyer-Signed Tax Returns in a timely manner with the appropriate Taxing Authorities; provided that Seller (A) shall provide Buyer with a draft copy of each such Buyer-Signed Tax Return at least 20 Business Days before the due date for the filing of such Tax Return (including extensions) (or as soon as reasonably practicable in the case of any such Buyer-Signed Tax Return due less than 20 Business Days after the Closing Date), (B) shall consider in good faith any comments provided by Buyer within 10 Business Days after receipt of the draft from Seller, and (C) shall provide Buyer with a finalized copy of such Tax Return at least five Business Days before such due date. Seller shall not file any such Tax Return until the earlier of (I) the receipt of written notice from Buyer indicating Buyer’s consent thereto, or (II) one day prior to the due date. All Buyer-Signed Tax Returns shall (to the extent related to the Purchased Shares, Purchased Assets, Assumed Liabilities or the Business) be prepared using accounting methods and other practices that are consistent with those used in the Tax Returns filed prior to the Closing and in accordance with the agreements in Section 6.7 and Section 3.3, as applicable (in each case, except as otherwise required by applicable Law or to correct any clear errors). As used herein, “Buyer-Signed Tax Returns” means all Tax Returns for taxable periods ending on or before the Closing Date that are of the Purchased Entities or relate to the Purchased Assets, the Assumed Liabilities or the Business, in each case, other than Seller-Signed Tax Returns and Tax Returns provided for in Section 6.7(b) and Section 6.8(c).

(iii) Except as provided in Section 6.7(b) or Section 6.8(c), each Straddle Period Tax Return shall be prepared and filed, or caused to be prepared and filed, with the appropriate Taxing Authority (A) by Buyer if it or any of its Affiliates is permitted to file such Tax Return under applicable Law or (B) by Seller if Buyer and its Affiliates are not permitted to file such Tax Return under applicable Law, in each case, in a timely manner using accounting methods and other practices that are consistent with past practice and in accordance with the agreements in Section 6.7 and Section 3.3, as applicable (in each case, except as otherwise required by applicable Law or to correct any clear errors); provided that such filing Party (I) shall provide the other Party with a draft copy of such Tax Return at least 20 Business Days before the due date for the filing of such Tax Return (including extensions), (II) shall consider in good faith any comments provided by such other Party within five Business Days after receipt of the draft from the preparing Party and (III) shall provide the other Party with a finalized copy of such Tax Return at least five Business Days before such due date. The Party preparing the Straddle Period Tax Return shall not file such Tax Return until the earlier of (x) the receipt of written notice from the other Party indicating other Party’s consent thereto, or (y) one day prior to the due date. As used herein, “Straddle Period Tax Returns” means all Tax Returns for Straddle Periods that are of the Purchased Entities or relate to the Purchased Assets, the Assumed Liabilities or the Business, in each case, other than Tax Returns provided for in Section 6.7(b) or Section 6.8(c).

(iv) With respect to each Tax Return described in this Section 6.7(d), the Party required to file such Tax Return (or cause such Tax Return to be filed) pursuant to this Section 6.7(d) (the “Tax Return Filer”) shall timely pay to the relevant Taxing Authority the amount, if any, shown as due on such Tax Return; provided that if the Tax Return Filer is not permitted to make such payment under applicable Law, then the Parties shall cooperate in good faith to arrange for such amount to be paid to the relevant Taxing Authority in a manner permitted by applicable Law; provided, further, that the obligation to make payments pursuant to this Section 6.7(d)(iv) shall not affect such Tax Return Filer’s right, if any, to receive payments under Section 6.7(d)(v) or otherwise be indemnified under this Agreement with respect to any Taxes.

(v) On or before the due date of any Tax Return described in this Section 6.7 (including extensions), the relevant Tax Return Filer shall notify the other Party of any amounts shown as due on such Tax Return (except where such other Party would not be liable for any of the amounts shown as due thereon) and to be paid by such Tax Return Filer and its Affiliates, or any portions of any such amounts, for which the other Party must indemnify the Tax Return Filer under this Agreement, in each case, representing such liabilities for Taxes which are the responsibility of the applicable Party as determined pursuant to this Section 6.7, and, in the case of Seller, taking into account Taxes reflected in the Final Cash Consideration (and for the avoidance of doubt, Buyer shall pay to Seller the amount of any excess of such Taxes reflected in the calculation of the Final Cash Consideration over Seller’s share of amounts shown as being due and payable on such corresponding Tax Returns), and such other Party shall pay such amounts (or portions thereof) to the Tax Return Filer no later than such due date or, if later, 10 Business Days after the date on which notice of such amounts (or portions thereof) is provided by the Tax Return Filer pursuant to this Section 6.7(d)(v). Notwithstanding anything to the contrary herein, failure of the Tax Return Filer to notify the other Party as described in the preceding sentence or provide any Tax Return prior to its filing shall not modify or affect such Tax Return Filer’s rights hereunder (including the right to indemnification for any Taxes reflected on such Tax Return) or the indemnity obligations of the other Party except to the extent failure to do so actually and materially prejudices the other Party.

(vi) The Parties hereby agree that the Seller shall be permitted, in its sole discretion, to make any election under Section 245A of the Code (including an election under Treasury Regulations Section 1.245A-5(e)(3)) with respect to any Purchased Entity that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (and any corresponding or similar provisions of applicable Law), and Buyer shall, and shall cause its Affiliates to, cooperate in making any such election.

(vii) The Parties hereby agree that, notwithstanding any provision in this Agreement to the contrary, Seller shall have the sole discretion to determine whether (A) any election will be made with respect to any Purchased Entity under Section 338 or 336(e) of the Code (or any corresponding or similar provisions of applicable Law) in connection with the transactions contemplated under this Agreement or (B) to change the classification of any Purchased Entity to that of a partnership or a disregarded entity for U.S. federal (and applicable state and local) Tax purposes pursuant to Treasury Regulations Section 301.7701-3 with effect prior to the Closing (and representations and warranties shall be deemed updated accordingly to permit such changes such that no breach thereof will be deemed to have occurred thereby) (any election described in clause (A) or (B), (a “Deemed Asset Sale Election”), it being specified that, in case of a change of classification of any Purchased Entity to that of a partnership, Seller shall (except as otherwise agreed to by the Buyer) ensure that a push out election is made, as applicable, with respect to Pre-Closing Tax Periods. provided such partnership is eligible to make a push out election. If Seller determines that any Deemed Asset Sale Election will be made, Buyer shall, and shall cause its Affiliates to, make their reasonable best efforts to cooperate in making any such election. For the avoidance of doubt, Buyer shall be not permitted to make, or cause to be made, any Deemed Asset Sale Election without the prior written consent of Seller in its sole and absolute discretion.

(viii) Buyer shall notify the Seller if any Purchased Entity is treated as a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (and any corresponding or similar provisions of applicable Law) after the Closing for any taxable period (or portion thereof) of the Seller that includes the Closing Date.

(e) Pre-Closing Settlement Payments.

(i) Any Party that receives or becomes entitled to (or whose Subsidiary or Affiliate receives or becomes entitled to) any and all refunds, credits or offsets (A) of or arising in connection with Taxes (a) for which the other Party paid or would be liable under Section 6.7(a), Section 6.7(b), Section 6.7(c), Section 6.7(d) or Section 6.7(g), or (b) in the case of Seller, that are paid by or on behalf of Seller or its Affiliates prior to Closing or reflected in the calculation of the Final Cash Consideration or (B) in the case of Buyer, that are attributable, in whole or in part, to any Pre-Closing Tax Benefits (a “Refund Recipient”), shall pay to the other Party the entire amount of such refund, credit or offset (including any interest thereon from the Taxing Authority, but net of any (x) Taxes imposed by, a Taxing Authority with respect to such refund, credit or other additional Tax payable as a result thereof (y) reasonable and documented costs to obtain any such refund credit, or offset, and (z) reasonable and documented costs incurred in preparing any claim for such refund, credit, or offset) (A) in the case of a refund actually received, no more than 20 Business Days after receiving such refund and (B) in the case of a credit or offset, no more than 20 Business Days after the filing of the Tax Return utilizing such credit or offset; provided that if such Refund Recipient is required to repay to the relevant Taxing Authority such refund, credit or offset, the other Party shall, upon the request of such Refund Recipient, repay the amount previously paid to such other Party pursuant to this Section 6.7(e) in respect of such refund, credit or offset (plus any penalties, interest or other charges imposed by the relevant Taxing Authority). The Parties, and each of their respective Affiliates, shall use their reasonable best efforts to promptly obtain, or cause to be promptly obtained, any reasonably available refunds, credits or offsets contemplated under this Section 6.7(e)(i).

(ii) Buyer shall not, and shall cause its Affiliates not to, (A) make, revoke, or change any Tax election of the Purchased Entities or related to the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business for a Pre-Closing Tax Period or Straddle Period, (B) amend, file, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Seller-Signed Tax Return, Buyer-Signed Tax Return or Straddle Period Tax Return, except as contemplated in Section 6.7(d) or in connection with the resolution of any Tax Claim in accordance with Section 6.7(g), (C) initiate discussions with any Taxing Authority (including any voluntary disclosure agreement or similar process) regarding any Tax Liability of or with respect to the Purchased Entities, the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business for a Pre-Closing Tax Period or Straddle Period, or (D) carry back any Tax attribute, including any loss, loss carry forward, credit, credit carry forward, prepaid Tax or refund, and any claim for or right to receive any of the foregoing (a “Tax Attribute”) of any of the Purchased Entities from a taxable period ending after the Closing Date to any Pre-Closing Tax Period, in each case, without Seller’s prior written consent in its sole and absolute discretion.

(iii) Buyer shall be responsible for any increase in Taxes of Seller or any of its Affiliates for any taxable period as a result of Buyer or any of its Affiliates (including, after the Closing, any Purchased Entities) (A) filing any amended Tax Return of any Purchased Entity or related to the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business (except for conforming amendments to Tax Returns required by applicable Law), (B) filing any Tax Return in any jurisdiction in which any Purchased Entity has not previously filed Tax Returns, other than any jurisdiction in which the Purchased Entity first becomes required to file a Tax Return as a result of actions or transactions taken or entered into after December 31, 2022, (C) initiating discussions with any Taxing

Authority (including any voluntary disclosure agreement or similar process) regarding any Tax Liability of or with respect to any Purchased Entity or related to the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business, (D) making, revoking, or changing any Tax election (except as contemplated under Section 6.7(d)(vi)) with respect to any Purchased Entity or related to the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business, (E) effecting any liquidation, reorganization, merger, or other transfer of assets outside of the ordinary course of business for U.S. federal income tax purposes with respect to any Purchased Entity that is not a “United States person” (within the meaning of Section 7701(a)(30) of the Code) either (I) on the Closing Date after the Closing, or (II) during the taxable year in which the Closing Date occurs pursuant to a plan contemplated on or prior to the Closing, or (III) as set forth in Schedule 6.7(e)(iii) of the Disclosure Letter, or (F) settling, compromising or otherwise conceding any Tax Claim of any Purchased Entity or related to the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Business in each case, on or after the Closing Date (provided, however, that for the avoidance of doubt, any action under clauses (A), (B), and (D) resulting from and contemplated under any such settlement, compromise, or other concession shall be taken into account solely under and as part of this clause (F)) (each, a “Post-Closing Tax Action”).

(iv) Neither Buyer nor any of its Affiliates (including, after the Closing, any Purchased Entities) shall take any Post-Closing Tax Action without the consent of Seller (which may be granted or withheld in its sole discretion) if such action could result in an increase in Taxes of Seller or any of its Affiliates (excluding any Purchased Entities) for any taxable period or for any Purchased Entity for any pre-Closing Tax Period or Straddle Period. Notwithstanding Seller’s or any of its Affiliates’ consent to a Post-Closing Tax Action, Buyer shall remain responsible for any such increase in Taxes of Seller or any of its Affiliates resulting from such Post-Closing Tax Action. Buyer shall notify Seller of any proposal to take a Post-Closing Tax Action that could result in any such increase to Taxes, and Seller shall, within 30 Business Days of receiving such notice, inform Buyer of Seller’s decision whether to consent to such Post-Closing Tax Action, which consent, if provided, shall be conditioned on Buyer paying Seller the amount of any such increase in Taxes. If Buyer or any of its Affiliates does carry back a Tax Attribute to a Pre-Closing Tax Period, then (A) no payment with respect to such carryback shall be due to Buyer or any of its Affiliates from Seller or any of its Affiliates and (B) if Buyer or any of its Affiliates receives any refund, credit or offset of any Taxes in connection with such carryback, Buyer shall promptly pay to Seller the full amount of such refund or the economic benefit of the credit or offset (including interest, but net of any Taxes imposed with respect to such refund and any reasonable and documented, incremental out-of-pocket expenses incurred by Buyer in connection with obtaining such refund, credit, or offset).

(f) Cooperation and Assistance.

(i) The Parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other Proceeding with respect to a Tax Claim for any Pre-Closing Tax Period or which otherwise relates to Taxes addressed in this Section 6.7. They each shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Section 6.7.

(ii) If the Parties disagree as to the treatment of any item shown on a Tax Return to be filed pursuant to this Section 6.7 or with respect to any calculation with respect to any such Tax Return, an independent law firm or public accounting firm of a nationally recognized standing in the United States reasonably acceptable to both Seller and Buyer (“Selected Firm”) shall determine, consistent with Seller’s past practice and the agreements set forth in Section 6.7 and Section 3.3 (in each case, except as otherwise required by Law), how the disputed item is to be treated on such Tax Return (“Selected Firm’s Determination”). If the Selected Firm’s Determination has not been made prior to the due date for filing such Tax Return, the Party required to file such Tax Return may file such Tax Return as it deems appropriate, and if the subsequent Selected Firm’s Determination is that such Tax Return should have been filed in some other manner, the filing Party shall amend such Tax Return in accordance with the Selected Firm’s Determination. Seller shall be deemed to be the prevailing party unless the Selected Firm determines in favor of Buyer with respect to more than one-half of the amount of Taxes in dispute, in which case Buyer shall be deemed to be the prevailing party. The non-prevailing party with respect to the Selected Firm’s Determination shall pay its own fees and expenses, the fees and expenses of the Selected Firm, and the fees and expenses of the prevailing party, including fees and costs of counsel, reasonably incurred and documented in connection with the Selected Firm’s Determination.

(iii) Upon reasonable request, each Party shall deliver to the tax director of the other Party certified copies of all receipts for any Tax with respect to which such other Party or any of its Affiliates would reasonably be expected to claim a non-U.S. Tax credit, as permitted by Section 901 of the Code, or comparable tax reduction (including an analogous Tax reduction under applicable Law) and any supporting documents required in connection with claiming or supporting a claim for such a non-U.S. Tax credit or comparable Tax reduction.

(iv) The Parties shall retain records, documents, accounting data and other information in whatever form that are necessary for the preparation and filing, or for any Tax audit, of any and all Tax Returns with respect to any Taxes that relate to taxable periods that begin on or prior to the Closing Date. Such retention shall be in accordance with the record retention policy of the respective Party, but in no event shall any Party destroy or otherwise dispose of such records, documents, accounting data and other information prior to the expiration of the applicable statute of limitations (including extensions) without first providing the other Party with a reasonable opportunity to review and copy the same, provided that Seller shall have no obligation to provide Buyer with any consolidated, combined or unitary Tax Return filed by Seller or any of its Subsidiaries or any predecessor entity to Seller or of any of its Subsidiaries, or any materials related thereto. Each Party shall give any other Party reasonable access to all such records, documents, accounting data and other information as well as to its personnel and premises to the extent necessary for a reasonable review or a Tax audit of such Tax Returns and relevant to an obligation under this Section 6.7.

(g) Tax Controversies.

(i) A Party shall promptly notify the other Party in writing (in no event later than 10 Business Days) (a “Notification”) upon receipt of written notice of any pending or threatened audits or assessments with respect to Taxes for which such other Party (or any of its Affiliates) is liable under Section 6.7, or may give rise to an indemnification payment under Section 6.7, or any audits, adjustments, assessments, or redeterminations with respect to Taxes for which Tax credits, refunds, or other offsets may be claimed by the other Party (or any of its Affiliates) under applicable Law. Failure to give such Notification shall not relieve the indemnifying party from Liability under this Section 6.7, except if and to the extent that the indemnifying party is actually and materially prejudiced thereby. Subject to further provisions of this Section 6.7(g)(i), each Party shall be entitled to conduct, direct, control and be responsible for the complete defense of any audit or administrative or court Proceeding relating to Taxes (a “Tax Claim”) for which it may be solely liable, and to employ counsel of its choice at its expense. Seller shall be entitled to take control of the complete defense of any Tax Claim relating to Taxes for which it may be partially liable; provided that Buyer, at its sole cost and expense, shall have the right to participate in any Tax Claim relating to Taxes for which it may be partially liable. If Seller controls a Tax Claim relating to Taxes for which Buyer may be partially liable, (A) Seller shall control the Tax Claim diligently and in good faith, (B) Seller shall keep Buyer reasonably informed regarding the status of such Tax Claim, and (C) Seller shall not, without considering in good faith Buyer’s reasonable comments, settle, resolve, or abandon any such Tax Claim. If Seller chooses not to control a Tax Claim, (I) Buyer shall assume control of the Tax Claim diligently and in good faith, (II) Buyer shall keep Seller reasonably informed regarding the status of such Tax Claim, (III) Seller shall have the right to participate in such Tax Claim at its sole cost and expense, and (IV) Buyer shall not, without considering in good faith Seller’s reasonable comments, settle, resolve, or abandon any such Tax Claim. Any Tax liabilities imposed or assessed in connection with any Tax Claims shall be paid in the manner and within the period specified by applicable Law by the party responsible under applicable Law for making such payment and shall, for the avoidance of doubt, be subject to the indemnification provisions of this Section 6.7. Notwithstanding any other provision of this Section 6.7(g)(i), each Party shall be entitled to take control of the complete defense of any Tax Claim for which both Parties are partially liable, and to employ counsel of its choice at its expense; provided that such Party unconditionally releases in writing the other Party from any indemnification obligation hereunder with respect to such Tax Claim and agrees in writing to pay any Taxes of the other Party resulting from such Tax Claim, including Taxes related to such Tax Claim that arise in taxable years prior to or subsequent to the year of the Tax Claim; provided, further, that such Party shall take control of such Tax Claim within 45 Business Days of the earlier of (x) the date on which such Notification is provided or (y) the date such Notification is due pursuant to the first sentence of this Section 6.7(g)(i).

(ii) To the extent any proceeding in respect of any Tax Claim requires a payment in advance of challenging any Tax Claim (“Tax Challenge Prepayment”), Buyer acknowledges that correlative relief may be available only if a Purchased Entity makes a Tax Challenge Prepayment to the applicable Taxing Authority. To the extent any proceeding in respect of any Tax Claim involves a competent authority appeal under any Tax treaty, Buyer acknowledges that correlative relief may be available only if a Purchased Entity makes a payment to Seller or any of Seller’s Subsidiaries or another Purchased Entity (any such payment by a Purchased Entity, a “Correlative Relief Payment”). In the event such correlative relief is available only if a Purchased Entity makes a Correlative Relief Payment, upon the request of Seller, (A) Buyer shall cause such Purchased Entity to use commercially reasonable efforts to make such Correlative Relief Payment; provided, however, that if such Purchased Entity is required under applicable Law to withhold any Tax in respect of such Correlative Relief Payment, such Purchased Entity shall withhold such Tax, shall pay over the amount of such Tax to the applicable Taxing Authority, and shall deliver to Seller a receipt for such withheld Tax (or, if a receipt is not issued by such Taxing Authority, such other evidence of payment of such Tax as is available to such Purchased Entity and reasonably acceptable to Seller), (B) Seller shall pay, or cause to be paid, to Buyer or, at Seller’s option, the Purchased Entity making such Correlative Relief Payment, an amount equal to the amount of such Correlative Relief Payment received by Seller, and (C) Buyer and Seller shall treat the amount paid by Seller to Buyer, or to the Purchased Entity making such Correlative Relief Payment, pursuant to clause (B) of this Section 6.7(g)(ii) as an adjustment to the Final Cash Consideration. In the event that challenging a Tax Claim requires a Tax Challenge Prepayment to be made, then the Party that is liable for the Tax being challenged in such Tax Claim under Section 6.7 shall be required to make, or cause to be made (including by making the payment to the applicable Purchased Entity), such Tax Challenge Prepayment to the applicable Taxing Authority and shall promptly provide the other Party with evidence of such Tax Challenge Prepayment. If any Purchased Entity is entitled to any item of loss, deduction or credit as a result of making a Correlative Relief Payment or a Tax Challenge Prepayment and any such item results in a refund in respect of such Purchased Entity’s Tax Liability with respect to a Pre-Closing Tax Period, such Purchased Entity shall pay to Seller the amount of such Tax refund promptly after receipt thereof.

(iii) This Section 6.7 shall govern to the extent it would otherwise be inconsistent with Section 9.3.

(h) Treatment of Taxes Reflected in the Calculation of the Final Cash Consideration. For the avoidance of doubt, for all purposes of allocating obligations or rights under this Section 6.7, Seller shall be deemed to have paid that amount of any Taxes reflected in the calculation of the Final Cash Consideration and satisfied its obligations to pay Buyer, or indemnify Buyer, for such amounts to the extent so reflected.

(i) Treatment of Transaction Tax Deductions. Notwithstanding anything to the contrary herein, for the purpose of determining the Taxes for which Seller is responsible, all Transaction Tax Deductions shall be deemed deducted in a Pre-Closing Tax Period and, to the greatest extent permitted by applicable Law, such deductions shall be reflected on the Tax Returns of Seller or its applicable Subsidiary, and, to the extent required by applicable Law to be reflected on a Tax Return of Buyer or any of its Affiliates (including, following the Closing, a Purchased Entity), Buyer shall pay to Seller an amount equal to the Tax benefit realized (by way of reduction of Taxes or application against Taxes otherwise due, increase in refunds of Taxes, or increase in Tax attributes) in connection with such deductions (determined on a “with and without” basis).

(j) Tax Treatment. For U.S. federal, and applicable state and local, income tax purposes, the Parties agree that the purchase and sale of the Purchased Assets set forth in Section 2.1 hereof and the purchase and sale of the Purchased Shares set forth in Section 2.2 hereof shall be treated as taxable sales governed by Section 1001 of the Code, and except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provisions of state or local Tax Law), the Parties shall, and shall cause their respective Affiliates to, (i) treat and report the transactions contemplated hereby in all respects consistently with the provisions of this Section 6.7(j) for purposes of any U.S. federal, state, or local Tax Laws and (ii) not take any actions or positions inconsistent with the obligations of the Parties set forth herein with respect to Taxes.

Section 6.8 Indemnification of Directors and Officers.

(a) For a period of six years after and beginning on the Closing Date (and such additional period of time as may be necessary to fully and finally resolve any claims for indemnification which have been duly submitted prior to the six-year anniversary of the Closing Date), unless otherwise required by applicable Law, Buyer shall and shall cause the Purchased Entities and their Subsidiaries to take any necessary actions to provide that all rights to indemnification or expense advancement and all limitations on Liability existing in favor of the Business Indemnitees as provided in the D&O Indemnity Arrangements shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Purchased Entities and their Subsidiaries after the Closing (or be replaced with such rights and limitations as are no less favorable thereto) and shall otherwise pay and disburse when due all indemnification and expense advancement obligations owed to any Business Employee following the Closing under the D&O Indemnity Arrangements. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, in favor of the Business Indemnitees as provided in the D&O Indemnity Arrangements, shall survive the Closing and shall continue in full force and effect in accordance with the terms thereof. As used herein, (i) the “Business Indemnitees” means individuals who at or prior to the Closing were current or former officers, directors, or individual managers of the Purchased Entities and their Subsidiaries (or the predecessors of the Purchased Entities and their Subsidiaries) relating to service in such capacities prior to the Closing, and (ii) the “D&O Indemnity Arrangements” means (A) the Organizational Documents of the Purchased Entities and their Subsidiaries in effect on the Reference Date, (B) any Contract providing for indemnification by the Purchased Entities and their Subsidiaries of any of the Business Indemnitees in effect on the Reference Date (or in effect thereafter on the same standard form used by Seller and its Subsidiaries in the jurisdiction in question) to which Seller, the Purchased Entities and/or their Subsidiaries are a party, or (C) if a Purchased Entity is not formed as of the Reference Date but formed prior to the Closing Date in accordance with this Agreement, the formation documents of such Purchased Entity containing customary indemnification and expense advancement provisions substantially similar to the provisions in the documents referred in clause (iii)(A) of this Section 6.8(a).

(b) With respect to any indemnification obligations of Buyer pursuant to this Section 6.8, Buyer hereby acknowledges and agrees (for itself and on behalf of the Purchased Entities) that (i) Buyer and/or the applicable Purchased Entity shall be the indemnitor of first resort with respect to all indemnification obligations of Buyer pursuant to this Section 6.8 (i.e., their obligations to an applicable Business Indemnitees are primary and any obligations of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or Liabilities incurred by such Business Indemnitee are secondary) and (ii) Buyer and/or the applicable Purchased Entity irrevocably waive, relinquish and release any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.

(c) In the event that the Purchased Entities, their Subsidiaries, Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or applicable Purchased Entities or their Subsidiaries, as the case may be, shall succeed to the obligations set forth in this Section 6.8.

(d) The obligations of Buyer under this Section 6.8 are intended to be for the benefit of each Business Indemnitee and such Business Indemnitee’s respective estate, heirs and representatives and shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.8 applies without the express written consent of such affected indemnitee and it is expressly agreed that the indemnitees to whom this Section 6.8 applies (and their successors) are third party beneficiaries of this Section 6.8 and entitled to enforce the covenants contained herein.

Section 6.9 Non-Competition.

(a) During the period commencing on the Closing Date and ending three years after the Closing Date, Seller will not, and will cause its Subsidiaries not to, engage in, or hold any ownership interest in any Business Entity who engages in, a business that competes with the Business as the Business is operated on the Reference Date and as of the Closing Date by Seller and its Subsidiaries anywhere in the world, including the manufacture, distribution, installation or sale of any products (including the Products) of the Business that are manufactured, distributed, installed or sold by the Business on the Reference Date and as of the Closing Date anywhere in the world (“Competing Activity”).

(b) Notwithstanding anything to the contrary in Section 6.9(a), Seller and its Subsidiaries may:

(i) engage in any business conducted by Seller or its Subsidiaries as of the Closing Date other than the Business and continue to sell the products and services sold by them (or any of them) on the Reference Date or as of the Closing Date that are not Products, and any new releases, updates and successors to such products and services;

(ii) continue to perform any Competing Activity for the sole benefit of Buyer or any of Buyer’s Affiliates as required or contemplated by this Agreement or any other Transaction Document;

(iii) acquire any Business Entity, or one or more divisions or lines of business of a Business Entity, that engages in a Competing Activity by merger or a purchase of shares or assets of a Person so long as, immediately prior to the time of such acquisition, the Competing Activity does not account for more than 20% of the aggregate annual gross revenues of such Person, or divisions or lines of business of such Person, as applicable, for its most recent fiscal year preceding the acquisition, in each case, based, to the extent available, on the most recently available annual consolidated financial statements of such Person or annual financial statements of such divisions or lines of business of such Person, as applicable; provided, however, that in the event of such acquisition where the aggregate annual gross revenue related to the Competing Activity exceeds 20% of the aggregate annual gross revenue of the Person, or divisions or lines of business of such Person, as applicable, Seller shall nevertheless be permitted to acquire such Person or business but, in such event, shall be required to divest the portion of the Person or business that engages in Competing Activity to an unaffiliated third party as soon as reasonably practicable and in any event within 12 months of the acquisition thereof; provided that such 12-month period shall be extended to the date on which all approvals from a Governmental Authority required to complete the divestiture are received (to no later than the third anniversary following the acquisition of such Person or divisions or lines of business of such Person) if such approvals are not received by the end of such 12-month period;

(iv) own and operate any Business Entity, division or line of business acquired in compliance with Section 6.9(b)(iii);

(v) directly or indirectly hold interests in or securities of any Business Entity engaged in a Competing Activity to the extent that such investments do not, directly or indirectly, confer on Seller and/or its Subsidiaries, in the aggregate, 10% or more of the voting power or economic interests of such Business Entity and, Seller and its Subsidiaries remain passive investors and are not involved in the business operations of such Business Entity (other than board seats and board observer seats reasonably commensurate with the size of the investment); and

(vi) the activities set forth on Schedule 6.9(b)(vi) of the Disclosure Letter.

(c) During the period commencing on the Closing Date and ending 24 months after the Closing Date, Seller will not, and will cause its Subsidiaries not to, directly or indirectly, solicit to hire or, in such jurisdictions where such restriction would not be prohibited by Law, hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any employee of Buyer or its Subsidiaries who has the title of vice president or other equivalent or higher position that was a Business Employee (other than a Business Taiwan Employee) immediately prior to the Closing. This restriction shall not apply to Persons who have been terminated by Buyer or its Subsidiaries prior to commencement of employment discussions between Seller or its Subsidiaries or its or their Representatives and such Person, and nothing in this Section 6.9(c) shall restrict Seller or its Subsidiaries from engaging in general or public searches, solicitations or advertising by or on behalf of Seller or such Subsidiary (including through search firms) that are not specifically directed towards any such Person described in the first sentence of this Section 6.9(c).

Section 6.10 Further Assurances; Post-Closing Payments.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties will cooperate with each other and use its reasonable best efforts, prior to, at and after the Closing Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary or appropriate on its part to consummate and make effective, in the most expeditious manner practicable, the Purchase Transaction and the other transactions contemplated hereby, including, prior to the Closing, the satisfaction of the respective conditions set forth in Article 7 and including the execution and delivery of such other instruments, certificates, agreements and other documents and the performance of such other actions as may be necessary or reasonably desirable to consummate and implement expeditiously the transactions contemplated by this Agreement and the other

Transaction Documents; provided that all such actions are in accordance with applicable Law. Notwithstanding the foregoing, from time to time, whether at or after the Closing and subject to the other terms of this Agreement, (i) Seller and its Subsidiaries (as appropriate) will execute and deliver such further instruments, certificates, agreements and other documents and perform such other actions, at Seller’s expense (to the extent that such action is contemplated to be performed by (or caused to be performed by) Seller pursuant to Section 2.7 (Restructuring Activities)), as Buyer may reasonably request to more effectively convey and transfer title to Buyer any of the Purchased Assets or Purchased Shares or otherwise carry out the intent of this Agreement and the other Transaction Documents and effect the transactions contemplated hereby and thereby, and (ii) Buyer will execute and deliver such instruments, certificates, agreements and other documents and perform such other actions, at Seller’s expense (to the extent such action is contemplated to be performed (or caused to be performed by) Seller pursuant to Section 2.7 (Restructuring Activities)), as Seller or its Subsidiaries may reasonably request to more effectively assume the Assumed Liabilities or otherwise carry out the intent of this Agreement and the other Transaction Documents and effect the transactions contemplated hereby and thereby. Without limiting Section 2.6, and notwithstanding anything to the contrary in this Section 6.10, no Party will be required to make any payments, incur any Liability, or offer or grant any accommodation (financial or otherwise) to any third party in connection with obtaining any Consent of any Person.

(b) In addition to the foregoing, during the 12-month-period following the Closing, if either Buyer or Seller becomes aware that any of the Purchased Assets (including any Assigned Contracts) have not been transferred in accordance with this Agreement or that any of the Excluded Liabilities have been transferred in contradiction with this Agreement, it shall promptly notify the respective other Party, and the Parties shall use their respective reasonable best efforts, including, with respect to (x) Purchased Assets, by taking the actions set forth in Section 6.10(a)(i) and (y) Excluded Liabilities, by taking the actions set forth in Section 6.10(a)(ii) (with such actions instead applying to Excluded Liabilities, mutatis mutandis), to transfer such Purchased Asset or such Excluded Liability at Seller’s expense (to the extent that such action is contemplated to be performed by (or caused to be performed by) Seller pursuant to Section 2.7 (Restructuring Activities)) to (a) Buyer, any Purchased Entity, or as directed by Buyer, in the case of any Purchased Assets or Assumed Contracts which were not transferred prior to the Closing, or (b) Seller or its applicable Subsidiary, in the case of any Excluded Liabilities which were transferred to Buyer (directly or indirectly) at the Closing, all subject to and in accordance with the provisions of Section 2.6 (a)-(d) (with such provisions with respect to any Excluded Liability to be assigned back to Seller or its applicable Subsidiary applying mutatis mutandis).

(c) In addition to the foregoing, during the 12-month-period following the Closing, if either Buyer or Seller becomes aware that any of the Excluded Assets have been transferred, directly or indirectly, in contradiction with this Agreement or that any of the Assumed Liabilities have not been transferred in accordance with this Agreement, it shall promptly notify the respective other Party, and the Parties shall use their respective reasonable best efforts, including, with respect to (x) Excluded Assets, by taking the actions set forth in Section 6.10(a)(i) (with such actions instead applying to Excluded Assets, mutatis mutandis) and (y) Assumed Liabilities, by taking the actions set forth in Section 6.10(a)(ii), to transfer such Excluded Asset or such Assumed Liability at Seller’s expense (to the extent that such action is contemplated to be performed by (or caused to be performed by) Seller pursuant to Section 2.7 (Restructuring Activities)) to (a) Seller or its applicable Subsidiary, in the case of any Excluded Assets which were transferred to Buyer (directly or indirectly) at the Closing, or (b) Buyer, any Purchased Entity, or as directed by Buyer, in the case of any Assumed Liabilities which were not transferred prior to the Closing, all subject to and in accordance with the provisions of Section 2.6 (a)-(d) (with such provisions with respect to any Excluded Asset to be assigned back to Seller or its applicable Subsidiary applying mutatis mutandis).

(d) Prior to and after the Closing, Seller and its Subsidiaries shall reasonably assist Buyer in identifying any Intellectual Property Rights used in or necessary for the operation of the Business that were not transferred or licensed to the Buyer pursuant to this Agreement, including Section 2.6, or the IPMA.

(e) In the event that, on or after the Closing, either Party receives payments or funds or, in the case of Seller, retains Purchased Assets, or in the case of Buyer, receives Excluded Assets, or such Party discovers funds or, in the case of Seller, Purchased Assets, or in the case of Buyer, Excluded Assets, due or belonging to the other Party pursuant to the terms hereof or any of the Transaction Documents, then the Party receiving or discovering such payments or funds or, in the case of Seller, Purchased Assets, or in the case of Buyer, Excluded Assets, shall promptly forward, transfer or cause to be promptly forwarded or transferred such payments or funds or, in the case of Seller, Purchased Assets, or in the case of Buyer, Excluded Assets, to the proper party (with appropriate endorsements, as applicable), for no additional consideration and will account to such other Party for all such receipts. The Parties acknowledge and agree that, except as otherwise provided in this Agreement, there is no right of offset regarding such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any other Transaction Documents. Without limiting the foregoing provisions of this Section 6.10(e), Seller agrees that Buyer shall, following the Closing, have the right and authority to endorse any checks or drafts received by Buyer in respect of any account receivable of the Business included in the Purchased Assets and Seller shall furnish Buyer such evidence of this authority as Buyer may reasonably request. Following the Closing, if Buyer or any of its Subsidiaries receives any mail or packages addressed to Seller or its Subsidiaries and delivered to Buyer not relating to the Business, the Purchased Assets, the Purchased Shares or the Assumed Liabilities, Buyer shall promptly deliver such mail or packages to Seller. Following the Closing, if Seller or any of its Subsidiaries receives any mail or packages relating to the Business, the Purchased Assets, the Purchased Shares or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Buyer.

Section 6.11 Privileges. The Parties agree that their respective rights and obligations to maintain, preserve, assert, or waive any attorney-client and work product privileges belonging to either Party with respect to the Business and the other businesses of Seller (collectively, “Privileges”), shall be governed by the provisions of this Section 6.11. With respect to matters relating to Seller’s businesses (other than the Business), the Excluded Assets or the Excluded Liabilities, in each case, regardless of whether such matters also relate to the Business, the Purchased Assets or the Assumed Liabilities, and with respect to all business records, documents, communications or other information (collectively, “Information”) of Seller or any of its Subsidiaries prepared in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, Seller shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer and its Affiliates. Buyer and its Affiliates (including, as of the Closing Date, the Purchased Entities) shall take no action without the prior written consent of Seller that would reasonably be expected to result in any waiver of any such Privileges of Seller. After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Purchased Assets, the Purchased Shares and the Assumed Liabilities (but not including the Excluded Assets, Excluded Liabilities, Information prepared in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby or any other potential transaction relating to the Business or related sale process, or matters to the extent that they relate to the Excluded Assets, Excluded Liabilities or the businesses of Seller (other than the Business)). However, Buyer may not assert any such Privileges of the Purchased Entities, Seller or its Subsidiaries related to pre-Closing advice or communications relating to the Business against Seller and its Subsidiaries; provided, however, that, if the waiver of (or failure to assert) such Privilege, would reasonably be expected to result in such Privilege being waived in connection with any claim by a third party, Seller and Buyer shall, and shall cause their respective Affiliates and

Subsidiaries to, enter into such reasonable arrangements as are reasonably necessary to ensure that such Privilege is not otherwise waived with respect to a third party, including customary joint defense agreements or similar arrangements. The rights and obligations created by this Section 6.11 shall apply to all Information as to which Seller, its Subsidiaries or the Purchased Entities would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby or by the other Transaction Documents (the “Privileged Information”). Upon receipt by Seller or its Subsidiaries, or Buyer and its Affiliates (including, as of the Closing Date, the Purchased Entities), as the case may be, of any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other or if Seller or its Subsidiaries or Buyer or its Subsidiaries (including, as of the Closing Date, the Purchased Entities), as the case may be, obtains knowledge that any current or former employee of Seller, its Subsidiaries or the Purchased Entities or Buyer or its Affiliates (including, as of the Closing Date, the Purchased Entities), has received any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other Party, such Party shall promptly notify the other of the existence of the request and shall provide the other a reasonable opportunity to review the Information and to assert any rights it may have under this Section 6.11 or otherwise to prevent the production or disclosure of Privileged Information. Seller’s transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Seller’s and Buyer’s agreement to permit the other to obtain information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 6.11 and Section 6.2, to maintain the confidentiality of such information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be. The access to Business Records and other information being granted pursuant to this Agreement, and the disclosure to Buyer and Seller of Privileged Information relating to the Business or the other businesses of Seller pursuant to this Agreement in connection with the transactions contemplated hereby or any other Transaction Document shall not be asserted by Seller or Buyer to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 6.11 or otherwise.

Section 6.12 Transition Services. Except as otherwise expressly provided in the Transition Services Agreement, all Shared Services provided to the Business by or on behalf of Seller shall cease as of the Closing Date.

Section 6.13 Guarantees. Buyer recognizes that Seller and certain of its Subsidiaries have provided, and prior to the Closing may provide, credit support to the Business, the Purchased Assets or the Purchased Entities pursuant to guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Seller or its Subsidiaries in support of any obligation of the Business (the “Business Guarantees”). Buyer and Seller shall use their reasonable best efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller and Buyer, on or before the Closing Date, valid and binding written releases of Seller and its Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Business Guarantees to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities, which release shall be effective as of the Closing, including, in the case of Buyer and its Affiliates, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the beneficiary may reasonably request. If any Business Guarantee has not been released as of the Closing Date, then Buyer and Seller shall continue to use their reasonable best efforts after the Closing to cause as promptly as practicable the complete and unconditional release of Seller and its Subsidiaries under such Business Guarantee to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, Seller and its Subsidiaries may, in such Person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their Liability under any and all outstanding Business Guarantees. Buyer shall, and hereby agrees to, indemnify and hold harmless Seller and its Subsidiaries from and after the Closing for any amounts required to be paid under any Business Guarantees to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities.

Section 6.14 Existing Intercompany Agreements and Arrangements.

(a) Buyer and Seller acknowledge and agree that all Intercompany Agreements, and all rights and obligations of the Business or the Purchased Entities, Seller and Seller’s Subsidiaries under such Intercompany Agreements will be terminated at or prior to the Closing without further liability or obligation thereunder. No such terminated Intercompany Agreement or any arrangement, commitment or understanding relating thereto (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Effective Time.

(b) The provisions of Section 6.14(a) shall not apply to any of the following Contracts (or to any of the provisions thereof):

(i) this Agreement, the other Transaction Documents and each other Contract expressly contemplated by this Agreement or any other Transaction Document to be entered into or continued after the Effective Time; and

(ii) the Shared Contracts, which are addressed in Section 2.6.

Section 6.15 R&W Insurance Policy. At or prior to the Closing, Buyer may obtain third party insurance in respect of inaccuracies or breaches of the representations and warranties made by Seller in this Agreement (the “R&W Insurance Policy”), and, if it does so, Buyer shall cause such R&W Insurance Policy (or the insurers thereunder) to waive all rights of subrogation or recovery against Seller or any of its Subsidiaries based upon or arising out of breaches of representations and warranties or otherwise with respect to this Agreement or any other document or certificate contemplated hereby or delivered in connection herewith, other than in respect of Fraud. Buyer shall not amend such waiver of subrogation in any such R&W Insurance Policy in any manner adverse to Seller without the prior written consent of Seller (and Seller shall be an intended third party beneficiary under the R&W Insurance Policy with respect to such waiver). Seller shall reasonably cooperate in respect of providing information and documentation as may be necessary to support the underwriting, issuance, and perfection of Buyer rights under the R&W Insurance Policy, including the provision of supplemental diligence materials as reasonably requested by the underwriter of the R&W Insurance Policy or any of its Affiliates or representatives, consistent with Section 6.2(a). Buyer shall bear all costs and expenses of obtaining and binding the R&W Insurance Policy.

Section 6.16 Cooperation with Litigation.

(a) From and after the Closing Date until the fifth anniversary of the Closing Date, Buyer shall provide and, as applicable, cause its employees and its Subsidiaries and their employees to provide, all such reasonable cooperation to Seller, its Subsidiaries and their respective Representatives with respect to any third party claims or Proceedings relating to the operation of the Business or the Purchased Assets or Assumed Liabilities, which cooperation shall include furnishing or causing to be furnished by Buyer and its Affiliates (and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Seller, its Subsidiaries or their respective Representatives; provided that (A) no such cooperation shall unreasonably interfere with the operation of the business of Buyer or any of its Subsidiaries and (B) notwithstanding anything to the contrary in this Section 6.16(a), Buyer shall only be obligated to cause any person to cooperate with Seller in such matters if and for so long as Buyer is capable of directing the actions of such person. Seller shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Buyer, its Subsidiaries or their respective employees or Representatives as a result of complying with this Section 6.16(a), except to the extent Seller (or the Seller Indemnified Parties) is entitled to indemnification therefor pursuant to Article 9.

(b) From and after the Closing Date until the fifth anniversary of the Closing Date, Seller shall provide and, as applicable, cause its employees and its Subsidiaries and their employees to provide, all such reasonable cooperation to Buyer, its Subsidiaries and their respective Representatives with respect to the Assumed Pending Litigation or any other third party claims or Proceedings relating to (i) the Business that relate to periods prior to the Closing or (ii) the Purchased Assets or Assumed Liabilities, which cooperation shall include furnishing or causing to be furnished by Seller and its Subsidiaries (and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Buyer, its Subsidiaries or their respective Representatives; provided that (A) no such cooperation shall unreasonably interfere with the operation of the business of Seller or any of its Subsidiaries and (B) notwithstanding anything to the contrary in this Section 6.16(b), Seller shall only be obligated to cause any person to cooperate with Buyer in such matters if and for so long as Seller is capable of directing the actions of such person. Buyer shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Seller, its Subsidiaries or their respective employees or Representatives as a result of complying with this Section 6.16(b), except to the extent Buyer (or the Buyer Indemnified Parties) is entitled to indemnification therefor pursuant to Article 9.

Section 6.17 Proxy Statement; Buyer Prospectus; Buyer Shareholder Approval; Fairness Opinion.

(a) As promptly as reasonably practicable after the Agreement Date: (i) Buyer shall finalize the Proxy Statement and the Buyer Prospectus and submit the Buyer Prospectus for instruction to the AMF; and (ii) Seller shall furnish to Buyer all information concerning itself and the Business that is required (x) to be included in the Proxy Statement and Buyer Prospectus (and shall promptly provide such other assistance in the preparation of the Proxy Statement and Buyer Prospectus as may be reasonably requested by Buyer from time to time) or (y) by Buyer’s third-party expert in order to prepare and render its opinion as to the fairness of the transactions contemplated hereby; provided, however, no Seller Group Company shall be required under this Section 6.17 to provide (A) any financial information (other than the Financial Information) that cannot be provided without unreasonable burden or expense, or (B) any information to the extent the provision thereof would violate any applicable Law or obligation of confidentiality or waive any privilege. Buyer shall promptly notify Seller upon the receipt of any comments or any request from the AMF for amendments or supplements to the Buyer Prospectus and shall provide Seller promptly with copies of all correspondence between Buyer and its Representatives, on the one hand, and the AMF, on the other hand, to the extent it relates to the Buyer Prospectus. Buyer shall use reasonable best efforts (with the assistance of, and after consultation with, Seller as provided by this Section 6.17(a)) to respond as promptly as reasonably practicable to any comments of the AMF or the staff of the AMF with respect to the Buyer Prospectus and otherwise cause the Buyer Prospectus and other required filings with the AMF and Euronext Paris hereunder to comply as to form in all material respects with the applicable requirements of French Securities Laws and to have the Buyer Prospectus approved by the AMF as promptly as practicable after the filing thereof. Prior to posting the Proxy Statement (or any amendment or supplement thereto) or submitting revised versions of the Buyer Prospectus responding to any comments of the AMF with respect thereto, Buyer shall provide Seller a reasonable opportunity to review and to propose comments on such document or response, except, in each case, to the extent prohibited by Law.

(b) Buyer shall cause for the Buyer Prospectus to be approved by the AMF as promptly as practicable and in any event reasonably in advance of the Buyer Shareholders’ Meeting. If, at any time prior to the Buyer Shareholders’ Meeting, any information relating to Buyer, the Business, or Seller is discovered by Buyer or Seller that should be set forth in an amendment or supplement to the Proxy

Statement or Buyer Prospectus so that either document (or any amendment or supplement thereto) shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party thereof, and an appropriate amendment or supplement containing such information shall be posted, or, as the case may be, filed with the AMF.

(c) Buyer shall, as promptly as practicable after the Agreement Date, (i) give notice of a meeting of its shareholders, for the purpose of delivering the Buyer Shareholder Approval (the “Buyer Shareholders’ Meeting”) and (ii) duly call, convene and hold the Buyer Shareholders’ Meeting; provided that Buyer’s board of directors may postpone or adjourn the Buyer Shareholders’ Meeting for serious and objective reasons (e.g., technical difficulties).

Section 6.18 Subscription Undertakings from Seller. Subject to the completion of the Purchase Transaction and issuance of Newly Issued Shares in accordance with the terms of this Agreement, Seller undertakes to fully subscribe to the Newly Issued Shares at Closing and pay the corresponding subscription price pursuant to this Agreement and in particular Section 3.1 and Section 3.4.

Section 6.19 Use of Seller Names and Marks. Except as expressly provided in the IPMA or the Transition Services Agreement, Seller reserves for itself and its Subsidiaries all rights in any Seller trademarks that are not included in the Transferred Intellectual Property Rights, and no other rights therein are granted to Buyer or any of its Affiliates, whether by implication, estoppel or otherwise; provided that, to the extent any such Seller trademarks are included or incorporated in any written, electronic or other materials included in the Purchased Assets, Buyer and its Affiliates may use such materials solely in the Ordinary Course of Business until 24 months from the Closing Date. Notwithstanding anything to the contrary in this Agreement or any of the Transaction Documents, to the extent any such trademarks are included in the legal names of any Purchased Entity, Buyer and its Affiliates shall have up to 180 days after the Closing Date to remove such trademarks from the legal names of any such Purchased Entity.

Section 6.20 Admission to Trading of Newly Issued Shares. Buyer shall take all actions necessary to permit the Newly Issued Shares to be admitted for trading on Euronext Paris as of the Closing, including by submitting to the AMF the Buyer Prospectus for the Newly Issued Shares and take all necessary measures with Euronext Paris.

Section 6.21 Delivery of Financial Information.

(a) Seller shall use commercially reasonable efforts to prepare and deliver to Buyer, on or prior to October 23, 2023, the unaudited financial information relating to the Business and the Purchased Entities as of a date to be agreed upon by Buyer and Seller (such financial information, the “Financial Information”), which financial information shall be prepared in accordance with the basis of presentation agreed upon between Buyer and Seller and confirmed according to mutually agreed upon procedures performed by Seller’s auditor.

(b) Seller shall use commercially reasonable efforts to prepare and deliver to Buyer any financial statements relating to the Business or any of the Purchased Entities with respect to any fiscal years ending in 2021 and 2022 or any periods within such fiscal years required by statute in any applicable jurisdiction and for any periods in any prior fiscal years that are then delinquent (collectively, the “Statutory Financial Statements”). Seller shall bear all costs and expenses to prepare any such Statutory Financial Statements that are delinquent as of the Agreement Date, and Buyer shall otherwise reimburse Seller for all reasonable and documented out-of-pocket costs and expenses of Seller to prepare any other Statutory Financial Statements.

Section 6.22 Necessary Contracts. On or before November 3, 2023 (the “Necessary Contracts List Delivery Date”), Seller shall provide Buyer with a reasonably detailed list of the following Contracts (such Contracts, collectively, the “Necessary Contracts”):

(a) Contracts that involve, or are reasonably expected to involve, aggregate annual payments relating to the Business in excess of $5,000,000 from, or in excess of $5,000,000 to, Seller and its Subsidiaries (including the Purchased Entities);

(b) Contracts necessary to the operation of the Business that involve logistics services to the benefit of Seller and its Subsidiaries (including the Purchased Entities); or

(c) Contracts necessary to the operation of the Business that relate to Inbound Licenses (including both fee-bearing and free licenses).

Seller shall use commercially reasonable efforts to assist Buyer in obtaining all necessary rights to receive the benefit of the Necessary Contracts following Closing, which commercially reasonable efforts shall include cooperating to establish communications between Buyer and any third parties that are party to any Necessary Contract(s) as part of a communication plan mutually agreed by the parties, all subject to, and in accordance with, the provisions of Section 2.6. Notwithstanding the foregoing, no breach of, or failure to perform, this Section 6.22 shall cause the condition set forth in Section 7.3(b) to not be met.

Section 6.23 Transition Services Agreement and Supply Agreement. The Parties shall negotiate in good faith between the Agreement Date and the Closing Date with respect to terms of (a) a Transition Services Agreement to be entered into by Seller and Buyer in connection with the Closing (the “Transition Services Agreement”), pursuant to which Seller, through itself and/or one or more of its direct or indirect Subsidiaries, will cause certain services to be provided to Buyer or its Subsidiaries and Buyer, through itself and/or one or more of its direct or indirect Subsidiaries, will cause certain services to be provided to Seller or its Subsidiaries in connection with the transition of the Business to Buyer, and (b) a Supply Agreement, the terms of which shall, to the extent applicable, be consistent with that certain Non-Binding Offer for CommScope’s Home Networks Division, dated as of August 31, 2023, by and between Buyer and Seller, to be entered into by Seller and Buyer in connection with the Closing (the “Supply Agreement”).

Section 6.24 Buyer Ordinary Share Issuances(a) . From the Agreement Date through the Closing, Buyer shall not issue any equity interests or any security convertible into, or exercisable or exchangeable for, any equity interests that results, directly or indirectly, in any Capped Newly Issued Shares; provided that, for the sake of clarity, in the event that there are any Capped Newly Issued Shares, the covenant in this Section 6.24 shall be deemed to have been breached.

Section 6.25 Voting Commitments(a) . From the Agreement Date, Buyer shall use its reasonable best efforts to obtain, as soon as reasonably practicable, from holders of no less than 66.6% of the outstanding Buyer Ordinary Shares of the Company a commitment to support and vote 100% of their shares at the Buyer Shareholders’ Meeting for all resolutions submitted to the Buyer Shareholders’ Meeting in favor of the transactions contemplated by this Agreement and the Buyer Shareholder Approval, and, for those shareholders with a board seat, to vote in favor of any resolution in connection with the transactions contemplated by this Agreement submitted to the board of directors of Buyer, all pursuant to a form agreement to be mutually agreed to by the Parties.

Section 6.26 Breaches of Option Agreement. For the avoidance of doubt, breaches of covenants in Article 6 of that certain Option Agreement, by and between Buyer and Seller, dated as of the Reference Date (the “Option Agreement”), shall be deemed to be breaches of the corresponding covenant in this Agreement for all purposes hereunder (notwithstanding any reference to the Agreement Date in such covenant, and including, for the avoidance of doubt, circumstances where the applicable covenant in this Agreement contemplates performance after the Agreement Date but the breach of the Option Agreement covenant occurs between the Reference Date and the Agreement Date).

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1 Conditions Precedent to Obligations of Buyer and Seller. The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by such Party, but only as against such Party (and not the other Party)) on or prior to the Closing Date of each of the following conditions:

(a) No Injunction, etc. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that is in effect on the Closing Date and has or would have the effect of prohibiting, enjoining or restraining the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal.

(b) Regulatory Authorizations. The Governmental Consents under Antitrust Laws of the jurisdictions listed in Schedule 7.1(b) of the Disclosure Letter to consummate the transactions contemplated hereby shall have been obtained (or, in the case of filings in such jurisdictions where approval or consent is not required, been made) or the respective waiting periods thereunder shall have expired or been terminated.

(c) FDI Clearance. The FDI Clearance shall have been obtained.

(d) Buyer Shareholder Approval. The Buyer Shareholder Approval shall have been obtained.

Section 7.2 Conditions Precedent to Obligation of Seller, the Share Sellers and the Other Sellers. The obligation of Seller, the Share Sellers and the Other Sellers to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by Seller) on or prior to the Closing Date of each of the following conditions (in addition to those set forth in Section 7.1):

(a) Accuracy of Representations and Warranties of Buyer. The representations and warranties of Buyer contained in this Agreement (other than the Fundamental Representations of Buyer) shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures to be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) that would not have a Buyer Material Adverse Effect. The Fundamental Representations of Buyer shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Seller shall have received a certificate signed on behalf of Buyer by an authorized officer of Buyer to such effect.

(b) Covenants of Buyer. Buyer shall have complied in all material respects with all covenants and agreements contained in this Agreement to be performed by it prior to the Closing. Seller shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Buyer to such effect.

(c) Other Transaction Documents. Buyer shall have duly executed and delivered, or caused each of the relevant Other Buyers to duly execute and deliver, the Transaction Documents to the extent a party thereto, other than with respect to any Delayed Transfer Jurisdiction.

(d) Buyer Material Adverse Effect. Since the Reference Date, there shall not have occurred a Buyer Material Adverse Effect that still constitutes a Buyer Material Adverse Effect as of the Closing Date. Seller shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Buyer to such effect.

Section 7.3 Conditions Precedent to Obligation of Buyer. The obligation of Buyer to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Buyer) on or prior to the Closing Date of each of the following conditions (in addition to those set forth in Section 7.1):

(a) Accuracy of Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement (other than the Fundamental Representations of Seller) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) that would not have a Material Adverse Effect. The Fundamental Representations of Seller shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Buyer shall have received a certificate signed on behalf of Seller by an authorized officer of Seller to such effect.

(b) Covenants of Seller. Seller shall have complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing. Buyer shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Seller to such effect.

(c) Other Transaction Documents. Seller shall have duly executed and delivered, or caused each of the relevant Share Sellers or Other Sellers to duly execute and deliver, the Transaction Documents to the extent a party thereto, other than with respect to any Delayed Transfer Jurisdiction.

(d) Seller Material Adverse Effect. Since the Reference Date, there shall not have occurred a Material Adverse Effect that still constitutes a Material Adverse Effect as of the Closing Date. Buyer shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Seller to such effect.

(e) Closing Restructuring. The Closing Restructuring shall have been completed.

ARTICLE 8

CLOSING

Section 8.1 Closing Date. Unless this Agreement shall have been terminated pursuant to Article 10 hereof, the closing of the Purchase Transaction and the other transactions hereunder (the “Closing”) shall take place at the offices of Alston & Bird LLP at Vantage South End, 1120 South Tryon Street, Suite 300, Charlotte, North Carolina 28203-6818 at 10:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on the date chosen by Seller that is on or after the second Business Day following the day on which each of the conditions set forth in Article 7 hereof are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) but no later than the first Business Day of the month immediately following the date that is two Business Days after the date on which each of the conditions set forth in Article 7 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other times and places as the Parties may mutually agree (such date of the Closing being herein referred to as the “Closing Date”). The effective time of the Closing for Tax, operational and all other matters shall be deemed to be 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

Section 8.2 Buyer Obligations. At the Closing, (a) Buyer shall deliver the Estimated Cash Consideration to Seller as provided in Section 3.2(a), (b) issue, or cause to be issued, the Newly Issued Shares to Seller as provided in Section 3.4, (c) Buyer shall, or shall cause such of its Other Buyers to, execute and deliver to Seller the documents described in Section 7.2(c), and (d) Buyer shall deliver the officer’s certificates contemplated by Section 7.2(a) and Section 7.2(b).

Section 8.3 Seller Obligations. At the Closing, (a) Seller shall execute and deliver to Buyer, and Seller shall cause the Share Sellers and Other Sellers to, execute and deliver to Buyer the documents described in Section 7.3(c), and (b) Seller shall deliver the officer’s certificates contemplated by Section 7.3(a), Section 7.3(b), and Section 7.3(d).

Section 8.4 Actions on the Closing Date. In addition to the deliveries set forth in Section 8.2 and Section 8.3, at the Closing Date, the Parties shall take, or cause to be taken, the following actions (the “Closing Actions”):

(a) Buyer shall deliver of a copy of the report of the appraisal auditor (commissaire aux avantages particuliers) appointed by Buyer prepared in accordance with the provisions of article L.225-147 of the French Code de Commerce and the AMF Recommendation DOC-2020-06;

(b) Buyer shall deliver a certified copy of the resolutions of the shareholders of Buyer approving the Share Capital Increase;

(c) Buyer shall deliver a copy of all documentation required for the admission of the Newly Issued Shares on Euronext Paris;

(d) Seller shall deliver resignation letters of all directors and officers of the Purchased Entities requested by Buyer in writing no later than five (5) Business Days prior to the Closing Date.

Section 8.5 Delayed Transfer Closing. Notwithstanding the foregoing provisions of this Article 8, Appendix E to this Agreement sets forth the Parties’ rights and obligations with respect to the transfer of Purchased Assets, Purchased Shares and/or Assumed Liabilities in any Delayed Transfer Jurisdiction. Notwithstanding any other provision of this Agreement, no jurisdiction shall be a Delayed Transfer Jurisdiction unless the Restructuring Activities are not complete in all material respects in such jurisdiction as of the Closing as described in Section 2.6(d) or for one the reasons set forth in Section 1 of Appendix E.

ARTICLE 9

INDEMNIFICATION

Section 9.1 Indemnification.

(a) Subject to Section 6.7 relating to Taxes, following the Closing and subject to the terms and conditions of this Article 9, Seller shall indemnify, defend and hold harmless Buyer, its Subsidiaries (including, from and after the Closing, the Purchased Entities), and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Buyer Indemnified Party” or collectively, the “Buyer Indemnified Parties”) from and against all Losses incurred, sustained, suffered or paid by such Buyer Indemnified Party arising out of or as a result of:

(i) any breach of any covenant or agreement of Seller, any Share Seller or any Other Seller in this Agreement to be performed at or after the Closing; and

(ii) any Excluded Liabilities (such Losses, individually and collectively, the “Buyer Losses”).

A Buyer Indemnified Party shall not be entitled to recover more than once for the same Buyer Loss.

(b) Subject to Section 6.7 relating to Taxes, following the Closing and subject to the terms and conditions provided in this Article 9, Buyer shall indemnify, defend and hold harmless Seller and its Subsidiaries and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Seller Indemnified Party” or collectively, the “Seller Indemnified Parties”) from and against all Losses incurred, sustained, suffered or paid by such Seller Indemnified Party arising out of or as a result of:

(i) any breach of any covenant or agreement by (x) Buyer of Section 6.24 or (y) Buyer, any Other Buyer or a Purchased Entity in this Agreement to be performed at or after the Closing;

(ii) any Business Guarantee that remains outstanding after the Closing (to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities);

(iii) any Assumed Liabilities; or

(iv) notwithstanding anything to the contrary in this Agreement, including with respect to Deal Related Severance, the matters set forth on Schedule 9.1(b)(iv) of the Disclosure Letter (such Losses, individually and collectively, the “Seller Losses”).

A Seller Indemnified Party shall not be entitled to recover more than once for the same Seller Loss.

Section 9.2 Certain Limitations.

(a) The Parties, intending to modify any applicable statute of limitations, agree that (i) the representations and warranties made in this Agreement and/or the Ancillary Materials shall terminate effective as of the earlier of the Closing or the termination of this Agreement, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Subsidiaries, Affiliates or Representatives in respect thereof and (ii) the covenants and agreements of the Parties in this Agreement and/or Ancillary Materials contemplate performance on or prior to the Closing

(other than Section 6.24) shall expire upon the Closing, and, after the Closing, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect of any covenant or agreement that does not contemplate performance after the Closing. The covenants and agreements of the Parties contained in (x) this Agreement or the Transaction Documents that contemplate performance following the Closing or (y) Section 6.24 shall survive the Closing until the date explicitly specified therein or, if not so specified, indefinitely; provided that notwithstanding anything to the contrary herein, the obligations of Buyer with respect to Assumed Liabilities (other than the indemnification obligations with respect to Liabilities pursuant to Section 6.7(a)(ii)), and the obligations of Seller and its Subsidiaries with respect to Excluded Liabilities (other than the indemnification obligations with respect to Excluded Tax Liabilities pursuant to Section 6.7(a)(i)), shall survive the Closing for an indefinite period; provided that the foregoing shall not be deemed to limit rights or remedies for Fraud against the Person committing such Fraud. Notwithstanding anything to the contrary herein, the indemnification obligations with respect to Excluded Tax Liabilities pursuant to Section 6.7(a)(i) and Liabilities pursuant to Section 6.7(a)(ii) shall survive the Closing Date until the date that is 30 days following the expiration of the applicable statute of limitations. Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that the provisions of this Section 9.2(a) shall apply regardless of whether (A) Buyer obtains or maintains the R&W Insurance Policy, (B) the R&W Insurance Policy is revoked, cancelled or modified in any manner after issuance, or (C) Buyer makes a claim and such claim is denied by the insurer. Each Party, for itself and on behalf of its Subsidiaries, intend to and acknowledge and agree that, effective as of the Closing Date, to the fullest extent permitted under applicable Law, including by contractually shortening the applicable statute of limitations, any and all rights, claims and causes of action it may have against any other Party, their Subsidiaries and their respective officers, directors, employees, partners, equityholders, members, managers, agents, attorneys, other Representatives, successors and permitted assigns, whether arising under, or based upon, any Law for all actions, omissions and events occurring up to and through the Closing (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived and released except for (1) claims for Fraud against the Person committing such Fraud (“Claims for Fraud”), (2) the Buyer Losses expressly provided for in Section 9.1(a), (3) the Seller Losses expressly provided for in Section 9.1(b), and (4) the post-Closing obligations of a signatory to a Transaction Document to be performed following the Closing thereunder (together, the “Retained Claims”). Furthermore, without limiting the generality of this paragraph, except for the Retained Claims, no claim shall be brought or maintained by, a Party against any other Party, their Subsidiaries, Affiliates or their respective officers, directors, employees, partners, equityholders, members, managers, agents, attorneys, other Representatives, successors and permitted assigns, and no recourse shall be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Parties contained in or related to this Agreement, any Ancillary Materials or the Business, regardless of the legal theory under which such liability or obligation may be sought to be imposed. Further, a claim for Fraud may only be made against the Person committing such Fraud. Notwithstanding anything in this Agreement to the contrary (including, if applicable, Section 4.21, Section 5.12 and Section 9.6), nothing in this Agreement shall limit Claims for Fraud.

(b) The Indemnified Parties shall exercise all commercially reasonable efforts to mitigate the amount of any Buyer Losses or Seller Losses, as applicable, after becoming aware of any event or matter which could reasonably be likely to result in Losses. The failure to mitigate if required hereby shall not result in the loss of any indemnification rights, but the amount of otherwise indemnifiable Losses resulting from such matter will be reduced by the amount thereof that would have been prevented had such mitigation occurred.

(c) Without limiting the foregoing, Buyer Losses and Seller Losses, as applicable, shall be calculated net of any amounts recovered or recoverable under third party insurance policies (including, if applicable, the R&W Insurance Policy) and contractual indemnification or contribution provisions with third parties (in each case, calculated net of reasonable expenses incurred in procuring such recovery and, with respect to recoveries from insurance (other than the R&W Insurance Policy), any increase in premiums or retroactive premium adjustments or chargebacks paid by or on behalf of such Indemnified Party as a result of the insurance claim related to such Loss, and taking into account the available coverage under the relevant insurance policy, it being understood that such coverage shall first be available to satisfy other claims pending under such policy at the time claim related to such Loss is made); provided that in the event that any Indemnified Party first recovers from the Indemnifying Party for any particular Losses and thereafter recovers for the same Losses pursuant to any third party insurance policies and/or contractual indemnification or contribution provisions, then the amount recovered pursuant to such insurance policies and/or contractual indemnification or contribution provisions (up to the amount first recovered from the Indemnifying Party) shall be paid to the Indemnifying Party by such Indemnified Party. The Indemnified Parties shall use commercially reasonable efforts to promptly obtain recovery of any Losses under any available third party insurance policies that may extend to such Losses or pursuant to a claim against any third party for indemnification or contribution under any applicable Contract, except, in each case, to the extent that such efforts or recovery would reasonably be expected to be materially detrimental to its business, reputation or future business prospects.

(d) To the extent an Indemnified Party actually realizes any Post-Closing Tax Benefits as a result of any Buyer Losses or Seller Losses, as applicable, for the taxable year in which such loss is suffered (or in any of the subsequent two taxable years) or the indemnity payment is made in respect thereof (or in any of the subsequent two taxable years), the Indemnified Party shall pay the amount of such Post-Closing Tax Benefits (net of any Taxes imposed in respect thereof and any reasonable and documented costs of the Indemnified Party and its Affiliates attributable to or incurred to recover such Post-Closing Tax Benefit) to the Indemnifying Party by (i) reducing the amount of such Losses by the amount of Post-Closing Tax Benefits (net of any Taxes imposed in respect thereof and any reasonable and documented costs of the Indemnified Party and its Affiliates attributable to or incurred to recover such Post-Closing Tax Benefit) if such benefits are actually realized prior to the date on which the indemnity payment is made or (ii) making a payment to the Indemnifying Party in an amount equal to the Post-Closing Tax Benefit (net of any Taxes imposed in respect thereof and any reasonable and documented costs of the Indemnified Party and its Affiliates attributable to or incurred to recover such Post-Closing Tax Benefit) within 20 Business Days after such benefit is realized if such benefit is actually realized after the indemnity payment is made. For this purpose, an Indemnified Party shall be deemed to actually realize a Tax benefit (“Post-Closing Tax Benefit”) if, and to the extent that, such Indemnified Party’s actual liability for Taxes (after giving effect to any alternative minimum or similar Tax), calculated including the Tax items attributed to the underlying Losses, is lower (by way of a reduction of Taxes paid or increase in a refund of Taxes actually received or applied against other Taxes due) than it would have been had such liability for Taxes been calculated excluding such Tax items, determined on a “with and without basis.”

(e) Further, nothing in this Agreement, other than with respect to the R&W Policy (if applicable), shall (i) require any Indemnified Party to continue or maintain in effect any insurance policies or (ii) prevent or delay any Person from obtaining any indemnification hereunder prior to recovery of any amounts from any Post-Closing Tax Benefit or using any efforts to obtain any such recovery or Post-Closing Tax Benefit.

(f) Notwithstanding anything contained herein to the contrary, in no event will any Buyer Indemnified Party have any right to indemnification (and Buyer Losses shall not be deemed to have been incurred) with respect to any matter to the extent the Final Cash Consideration has been adjusted for such matter pursuant to the terms of this Agreement.

Section 9.3 Indemnification Procedures, Third Party Claims.

(a) Except with respect to Tax Claims which are addressed in Section 6.7, in respect of any claim regarding indemnification for any Loss or Liability under this Agreement, the Party making such claim shall have the burden of proof that such Party is entitled to such indemnification. In the event any Indemnified Party should have a claim against any Indemnifying Party for indemnification of Losses hereunder, the Notifying Party shall deliver a notice of such claim to the Indemnifying Party within 20 Business Days of becoming aware of the facts underlying such claim, stating in reasonable detail the nature and basis of such claim (including, to the extent such claim relates to a Third Party Claim, reasonable details of each claim made by the relevant third party in connection with such Third Party Claim and the provision of copies of the relevant material documents received by the Indemnified Party evidencing such Third Party Claim), the amount of the claim, the basis for the indemnification sought, and all material documents reflecting or evidencing the basis for such claim (in each case, to the extent then known and in the control of the Notifying Party); provided that failure to timely provide notice or such other information required by this Section 9.3(a) will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party or Notifying Party for indemnification of Losses hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby.

(b) Third Party Claims.

(i) Within 20 Business Days after the receipt by any Indemnified Party of a notice of any claim, or Proceeding by any third party, that is reasonably likely to be subject to indemnification under this Article 9 (a “Third Party Claim”), including any claim or Proceeding relating to any Excluded Liability or any Assumed Liability, the Notifying Party shall give written notice of such Third Party Claim to the Indemnifying Party in accordance with Section 9.3(a) above (the “Third Party Claim Notice”); provided that failure to timely provide notice or such other information required by this sentence will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party or Notifying Party for indemnification of Losses hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. Thereafter, the Notifying Party shall deliver to the Indemnifying Party, promptly after any Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party, or filed or published, relating to the Third Party Claim; provided that failure to timely provide notice or such other information required by this sentence will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party or Notifying Party for indemnification of Losses hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. Assumed Pending Litigation that constitute(s) Third Party Claims subject to the provisions of this Section 9.3(b) do not require a Third Party Claim Notice to be given.

(ii) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof. In addition, the Indemnifying Party may elect (by written notice to the Indemnified Party within 45 Business Days after the Indemnifying Party receives notice of such claim, or at any time thereafter if a diligent and good faith defense of such claim is not being, or ceases to be, conducted by the Indemnified Party and such conduct is not remedied within 10 Business Days after notice in writing to the Indemnified Party by the Indemnifying Party) to assume and control the defense thereof with counsel selected by the Indemnifying Party reasonably acceptable to the Indemnified Party; provided, however, that, notwithstanding the foregoing, the Indemnifying Party shall only be entitled to direct the defense (A) for so long as the Indemnifying Party conducts the defense in an active and diligent manner, (B) if the Third Party Claim is not in respect of any matter involving potential criminal liability and does not seek as a primary remedy the imposition of an equitable remedy that, if granted, would materially restrict the operation or business activities of the Indemnified Party and (C) with respect to any matter if the Indemnified Party shall not have been advised by outside counsel that there would be an actual conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such matter. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof for so long as it continues to direct such defense. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ, at its own expense, counsel not reasonably objected to by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense and shall be empowered to make any settlement with respect to such Third Party Claim, subject to the terms of this Section 9.3(b). If and solely to the extent that the underlying Third Party Claim is determined to be indemnifiable hereunder, the Indemnifying Party shall be liable to indemnify the Indemnified Party for any reasonable fees and expenses of counsel employed by the Indemnified Party in defense of such Third Party Claim for any period during which the Indemnifying Party has not assumed the defense thereof.

(iii) The Parties shall cooperate reasonably, and shall cause their Subsidiaries to cooperate reasonably, in the defense or prosecution (or settlement) of any Third Party Claim against any of them. Such cooperation shall include the retention and (upon the reasonable request of an Indemnifying Party or other Party involved in such claim) the provision of documents, records and information that are reasonably relevant to such Third Party Claim upon reasonable request therefor (subject to the receiving Party’s agreement to appropriate provisions for maintaining confidentiality and privilege in a manner consistent with Section 6.2 and Section 6.11), and making employees available on any basis reasonably requested by such Party to provide additional information and explanation of any material provided hereunder or otherwise relating to the Third Party Claim.

(iv) Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent will not be unreasonably withheld). If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party may compromise or settle the same; provided, however, that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement and in no event shall the Indemnifying Party compromise or settle any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, unless such compromise or settlement (A) provides for no relief other than the payment of monetary damages borne solely by the Indemnifying Party, (B) does not include any admission of wrongdoing or violation of Law on the part of the Indemnified Party or its Subsidiaries, and (C) includes as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of an unconditional release from all liability or obligation in respect thereof. For the avoidance of doubt, the Indemnifying Party shall have no obligation or right to obtain any settlement, compromise, discharge or release with respect to any portion of a Third Party Claim that is not indemnifiable by the Indemnifying Party hereunder.

(v) Notwithstanding anything to the contrary herein, the provisions of this Section 9.3 shall not apply to any claim with respect to Taxes, which shall be governed solely by Section 6.7.

Section 9.4 Treatment of Indemnification Payments. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Final Cash Amount, unless otherwise required by applicable Law.

Section 9.5 Remedies Exclusive. From and after the Closing, with the exception of (a) the matters covered by Section 3.6, Section 2.5.2 and Section 6.7, and (b) remedies awarded by a court of competent jurisdiction based on a judgment that Seller or Buyer committed Fraud, the indemnification rights (which are subject to the associated limits) set forth in this Article 9 shall constitute the sole and exclusive remedy and shall be in lieu of any other remedies that may be available to the Indemnified Parties pursuant to any statutory or common law (including Environmental Law), whether in contract, tort, equity or otherwise, with respect to any Losses, Liabilities or Proceedings (including legal, expert and consultant fees and expenses) of any kind or nature incurred directly or indirectly resulting from or arising out of, under or with respect to any of this Agreement, the Ancillary Materials, or the transactions contemplated hereby or thereby; provided that nothing in this Section 9.5 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance, injunctive relief or other similar equitable remedies with respect to the covenants referred to in this Agreement to be performed at or after the Closing and, for clarity, this Section 9.5 shall not limit the rights and remedies of the Parties under any of the Transaction Documents other than the Ancillary Materials). Seller and Buyer each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5. Seller and Buyer hereby irrevocably waive any right of recission with respect to the transactions contemplated hereby.

Section 9.6 Acknowledgement by Buyer.

(a) Buyer acknowledges and agrees, on behalf of itself and each of its Affiliates, that (i) neither Buyer nor its Affiliates are affiliated with, related to, or have a fiduciary relationship with Seller or any of its Subsidiaries; (ii) no third party is entitled to rely on or is otherwise intended to be a beneficiary of any representation or warranty made by or on behalf of Seller or pursuant to this Agreement, or any of the statements or information contained herein or in any Ancillary Materials or otherwise furnished or made available to Buyer, its Representatives, investment bankers or other Persons; and (iii) the representations and warranties of Seller expressly and specifically set forth in Article 4 of this Agreement and the certificates delivered pursuant to Section 7.3, constitute the sole and exclusive representations and warranties of any kind of Seller or any of its Subsidiaries or any of their respective Representatives in connection with the transactions contemplated by this Agreement, and none of Seller or any of its Subsidiaries or any of their respective Representatives, has made, and do not make and each specifically negates and disclaims any representations and warranties of any kind or character whatsoever, whether express or implied, oral or written, statutory or otherwise as to, concerning, with respect to, or in connection with the Business, the Purchased Assets, the Assumed Liabilities or transactions contemplated by this Agreement (except as (and solely to the extent) made by Seller specifically set forth in Article 4), or the accuracy or completeness of any information provided to (or otherwise acquired by) Buyer or any of its Representatives or Affiliates.. None of Seller or any of its Subsidiaries (except as expressly set forth in Article 4), nor any of the Nonparty Affiliates, or any of their respective Representatives, make or provide, and Buyer hereby waives, any other warranty or representation, express or implied, including as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of any of the assets of Seller or its Subsidiaries (including the Purchased Assets).

(b) In connection with Buyer’s investigation of the Business, the Purchased Assets, and the Assumed Liabilities, Buyer and its Representatives have received (individually or through their Representatives) certain projections, estimates and other forecasts and certain business plan information (collectively, “Projections”). Buyer hereby acknowledges that (i) there are uncertainties inherent in attempting to make such Projections, (ii) that it is familiar with such uncertainties, (iii) none of Seller or any of its Subsidiaries or any other Person makes or has made, nor has Buyer relied upon, any representation or warranty with respect to such Projections and other forecasts or plans, including the reasonableness of any underlying assumptions, (iv) that it is making its own evaluation of the adequacy and accuracy of all Projections so furnished or made available to it (including the reasonableness of the assumptions underlying such Projections), and (v) Buyer shall not have any claim against Seller or any of its Subsidiaries or any other Person with respect to such Projections.

(c) Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained in this Agreement shall give rise to any right on the part of any Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

ARTICLE 10

TERMINATION

Section 10.1 Termination Events. This Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual written consent of the Parties;

(b) after October 2, 2024 (the “Outside Date”) by any Party by notice to the other Party if the Closing shall not have been occurred on or prior to the Outside Date; provided that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose breach of, or failure to perform any of its obligations under, this Agreement has resulted in the failure of the Closing to occur on or before such date; provided, further, neither Party shall have any right to terminate this Agreement pursuant to this Section 10.1(b) during the pendency of a Proceeding by the other Party for specific performance to consummate the transactions contemplated hereby (including to effect the Closing in accordance with Section 8.1) pursuant to Section 11.8; provided, further, that Buyer shall not have a right to terminate this Agreement pursuant to this Section 10.1(b) at such time when Seller has the right to terminate this Agreement pursuant to Section 10.1(e) or Section 10.1(g); provided, further, that if, on the Outside Date, the conditions to the Closing set forth in Section 7.1(a) (solely to the extent any such Order is in respect of an Antitrust Law) or Section 7.1(b) shall not have been fulfilled but all other conditions to the Closing set forth in Article 7 have been waived (for purposes of this proviso) or fulfilled (other than the condition set forth in Section 7.1(d) and those conditions that by their terms cannot be satisfied prior to the Closing, but which conditions would be satisfied if the Closing occurred on such date), then the Outside Date shall automatically, without any action on the part of the Parties, be extended to April 2, 2025; provided, further, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has resulted in the failure of the Closing to occur on or before such date;

(c) by either Party by notice to the other Party, if a Governmental Authority of competent jurisdiction shall have issued a nonappealable final Order or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Purchase Transaction or the transactions contemplated by this Agreement to occur on the Closing Date (provided that neither Party shall have the right to terminate this Agreement pursuant to this Section 10.1(c) if such Party’s breach of, or failure to perform its obligations under this Agreement has resulted in such Order);

(d) by either Party by notice to the other Party, if the Buyer Shareholder Approval shall not have been obtained at the Buyer Shareholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which the Buyer Shareholder Approval has been voted upon; provided, however, that, with respect to Buyer, the right to terminate this Agreement under this Section 10.1(d) shall not be available to Buyer if its failure to perform any of its obligations under this Agreement has resulted in the failure of the Buyer Shareholder Approval to have been obtained;

(e) by Seller by notice to Buyer, if there has been a breach of any representation or warranty set forth in Article 5, or a breach or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement, in each case, as (i) would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied and (ii) shall not have been cured within 20 Business

Days (or by the Outside Date, if earlier) following receipt by Buyer of written notice of such breach or failure to perform from Seller (provided that the failure to deliver the full consideration payable pursuant to Article 8 at the Closing as required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by Seller); provided, that the right to terminate this Agreement pursuant to this Section 10.1(e) will not be available to Seller (i) if Seller is then in breach of any representations, warranties, covenants or agreements contained in this Agreement so as to cause any condition set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied at such time and (ii) unless it has provided prompt written notice of such breach to Buyer;

(f) by Buyer by notice to Seller, if there has been a breach of or failure to perform any representation or warranty set forth in Article 4, or a breach or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement, in each such case as (i) would cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied and (ii) shall not have been cured within 20 Business Days (or by the Outside Date, if earlier) following receipt by Seller of written notice of such breach or failure to perform from Buyer; provided, (i) that the right to terminate this Agreement pursuant to this Section 10.1(f) will not be available to Buyer if Buyer is then in breach of any representations, warranties, covenants or agreements contained in this Agreement so as to cause any condition set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied at such time and (ii) unless it has provided prompt written notice of such breach to Seller; or

(g) by Seller, if (i) Buyer shall have failed to consummate the Purchase Transaction within two Business Days after the date on which the Closing should have occurred pursuant to Section 8.1, (ii) all the conditions set forth in Section 7.1 and Section 7.3 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing provided such conditions would have been capable of being satisfied as of such date if the Closing were to occur), and (iii) Seller shall have given written notice to Buyer at least two Business Days prior to the termination of this Agreement pursuant to this Section 10.1(g) (which notice may be given on the date the Closing should have occurred) that Seller stands ready, willing and able to consummate the Purchase Transaction (subject to the satisfaction or waiver of all of the conditions set forth in Section 7.2).

Section 10.2 Effect of Termination.

(a) In the event of any termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the Parties shall terminate and there shall be no Liability on the part of any Party (or any stockholder, Subsidiary, Affiliate, director, officer, employee, agent, consultant or Representative of such Party) to any other Party (or its stockholders, Subsidiaries, Affiliates, directors, officers, employees, agents, consultants or Representatives), except that the provisions of Section 6.2(b), this Section 10.2, Section 10.3 and Article 11 of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, the provisions of this Section 10.2 shall not relieve any Party of any Liability (i) for any Willful Breach of this Agreement occurring prior to the termination of this Agreement or (ii) pursuant to the sections specified in this Section 10.2 to survive such termination. Seller may petition a court to award damages in connection with any Willful Breach by Buyer of the terms and conditions set forth in this Agreement, and Buyer agrees that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by Seller (taking into consideration relevant matters, including lost opportunity costs and the time value of money). For purposes of this Agreement, “Willful Breach” means the breach of a covenant by a deliberate action or deliberate omission taken (or deliberately failed to be taken) intentionally with the knowledge that such action or omission constitutes a material breach of such covenant, and which such knowledge, (i) in the case of Seller, shall require the actual knowledge of one or more of the persons listed on Schedule 1.1(a)(iii)(A) of the Disclosure Letter, or (ii) in the case of Buyer, shall require the actual knowledge of one or more members of the senior management team of Buyer or any of its Affiliates. For the avoidance of doubt, failure by Buyer to deliver the full consideration payable pursuant to Section 3.2 and Section 3.4 or the failure by Buyer to consummate the transactions contemplated by this Agreement if it is obligated to do so hereunder will be deemed a Willful Breach of this Agreement.

(b) In the event that this Agreement is terminated by Seller or Buyer pursuant to Section 10.1(d), then Buyer shall, no later than two Business Days after the date of such termination, pay to Seller an amount equal to the Shareholder Vote Termination Fee by wire transfer of immediately available funds to a bank account designated to Buyer by Seller.

(c) Notwithstanding anything to the contrary in this Agreement, subject to Section 10.2(a) and Seller’s right to seek specific performance pursuant to Section 11.8, Seller’s receipt in full of the Shareholder Vote Termination Fee, in circumstances where the Shareholder Vote Termination Fee is owed pursuant to pursuant to Section 10.2(b), shall constitute the sole and exclusive monetary remedy of Seller against Buyer and its Affiliates and any of their respective Subsidiaries, Affiliates and other Representatives for all Losses suffered as a result of such termination with respect to which the Shareholder Vote Termination Fee is owed pursuant to Section 10.2(b), and upon payment of such amount, none of Buyer, its Affiliates and their respective Subsidiaries, Affiliates and other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that, in no event shall the foregoing be deemed to limit (and Buyer shall remain liable and responsible for any liability or Losses resulting from) any Willful Breach of this Agreement by Buyer occurring prior to such termination (and, for the avoidance of doubt, Seller may receive both monetary damages with respect to an Willful Breach by Buyer and the Shareholder Vote Termination Fee).

(d) The Parties acknowledge and agree that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated herein, and that, without these agreements, the Parties would not otherwise enter into this Agreement. Accordingly, if Buyer fails to pay the Shareholder Vote Termination Fee pursuant to Section 10.2(b) on or prior to the date such amount is due hereunder, and, in order to obtain such payment, Seller commences a Proceeding that results in a final, non-appealable judgment against Buyer for the payment of all or any portion of such amounts, Buyer shall pay, or cause to be paid, to Seller, interest on such amount at an annual rate equal to 8%, which shall accrue from such date through the date such payment is actually delivered to Seller or its designee. The costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the prevailing party in connection with such Proceeding shall be paid by the non-prevailing party.

Section 10.3 Expenses. Except as otherwise expressly provided herein, including in this Section 10.3, whether or not the Closing occurs, Seller and Buyer shall each pay their respective expenses (including legal, investment banker and accounting fees) incurred in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. Notwithstanding the foregoing, Buyer shall bear all filing fees, and other costs, fees and expenses, incurred by the Parties in connection with obtaining all required Governmental Consents and any other filings, or possible filings, under any foreign direct investment Law or Antitrust Law; provided that Buyer shall bear reasonable attorney costs, fees and expenses related to any Antitrust Clearance, but only to the extent incurred by Seller on or after August 24, 2023.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Notices. Except as otherwise expressly provided in this Agreement, all communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person, on the next Business Day when sent by overnight courier, or on the date of such transmission (with sender bearing the burden of proof of delivery, which shall be deemed satisfied if such e-mail communication shall also be transmitted on the date of transmission, or deemed transmission, in hardcopy by overnight courier in accordance with this Section 11.1 when sent via e-mail (or, if the transmission is not made before 5:00 p.m., local time at the place of receipt on a Business Day, the first Business Day after the date of transmission), and

if to Seller:	CommScope Holding Company, Inc. 1100 CommScope Place, SE Hickory, North Carolina 28602
	Attention: Telephone: Email:	Kyle Lorentzen, EVP & CFO (828) 324-2200 Kyle.Lorentzen@commscope.com

with copies to:	Alston & Bird LLP Vantage South End 1120 South Tryon Street, Suite 300 Charlotte, North Carolina 28203-6818
	Attention: Telephone: Email:	C. Mark Kelly T. Scott Kummer (704) 444-1075 mark.kelly@alston.com scott.kummer@alston.com

if to Buyer:	Vantiva S.A. 10, boulevard de Grenelle 75015 Paris France
	Attention: Telephone: Email:	Chief Legal Officer (404) 226-7446 Dan.Zambrano@vantiva.com

with copies to:	Bryan Cave Leighton Paisner LLP One Atlantic Center , 14th Floor 1201 W. Peachtree Street, N.W. Atlanta, GA 30309-3471
	Attention:	Jean-Patrice Labautière Robert Lystad
	Telephone:	+33 (0)1 44 17 77 36; (404) 572-6831
	Email:	jeanpatrice.labautiere@bclplaw.com; robert.lystad@bclplaw.com or to such other address as any such Party shall designate by written notice to the other Party as provided in this Section 11.1.

Section 11.2 Bulk Transfers. Buyer hereby waives compliance by Seller and the Other Asset Sellers with the provisions of all applicable Laws relating to bulk transfers or similar provisions in connection with the Transfer of the Purchased Shares and the Purchased Assets. Buyer shall not withhold any portion of the Estimated Cash Consideration or Final Cash Consideration based on any such non-compliance.

Section 11.3 Resale or Other Exemption Certificates. At the Closing (or within such reasonable time thereafter as may be necessary to perfect the resale or other exemption certificates), Buyer shall deliver to Seller fully completed and executed resale exemption certificates or other applicable exemption certificates for all jurisdictions identified by Seller as jurisdictions in which Inventory is to be transferred.

Section 11.4 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement and the application of such provision to other persons or circumstances other than those which it is determined to be illegal, void or unenforceable, shall not be impaired or otherwise affected and shall remain in full force and effect to the fullest extent permitted by applicable Law, and Seller and Buyer shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the Parties as expressed by such illegal, void or unenforceable provision.

Section 11.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax, .pdf email transmission or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.5. Once this Agreement is signed, any reproduction of this Agreement made by reliable means (for example, photocopy or facsimile) is considered an original, to the extent permissible under applicable Law.

Section 11.6 Assignment; Third Party Beneficiaries. This Agreement shall not be assigned by either Party without the prior written consent of the other Party, and any attempted assignment, without such consent, shall be null and void. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement; provided that (a) the Indemnified Parties shall be express third party beneficiaries of and shall be entitled to rely upon and enforce Article 9 and this Section 11.6(a), and (b) the Business Indemnitees shall be express third party beneficiaries of and shall be entitled to rely upon and enforce Section 6.8 and this Section 11.6(b), and (c) Alston & Bird LLP and De Pardieu Brocas Maffei A.A.R.P.I. shall each be a third party beneficiary of and shall be entitled to rely upon and enforce Section 11.15 and this Section 11.6(c), and in each of the foregoing cases, none of such Sections may be amended, modified or waived in manner adverse to such applicable third party beneficiary thereof without the consent of such third party beneficiary.

Section 11.7 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by both Parties. No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, or a failure or delay by any Party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, or in any documents delivered or to be delivered pursuant to this Agreement or in connection with the Closing hereunder. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. Notwithstanding anything to the contrary contained herein, the provisions referenced in Section 11.6 as being for the benefit of third party beneficiaries (and any other provision of this Agreement to the extent such amendment, supplement, waiver or other modification of such provision would modify the substance of such Section or the rights of the third party beneficiaries referenced therein) may not be amended, supplement, waived or otherwise modified in a manner adverse to such third party beneficiary without the prior written consent of such third party beneficiary.

Section 11.8 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof or were otherwise breached and that the Parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches and threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. The Parties agree that, notwithstanding anything to the contrary herein, Seller shall be entitled to obtain any injunction, specific performance or any other equitable relief requiring Buyer to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 8.1, on the terms and subject to the conditions in this Agreement.

Section 11.9 Governing Law. This Agreement and all claims and Proceedings arising out of this Agreement (and any actions of any Party hereto in the negotiation, administration, or performance hereof or the interpretation and enforcement of the provisions of this Agreement) shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware (whether arising in contract, tort, equity or otherwise), without regard to any conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of Delaware; provided, however, that the provisions respecting (a) the preparation and delivery of the Proxy Statement, (b) the holding of the Buyer Shareholders’ Meeting and obtaining the Buyer Shareholder Approval, (c) the issuance of the Newly Issued Shares to Seller, and (d) the listing of the Newly Issued Shares on Euronext Paris (such provisions, the “French Governed Provisions ”) shall, in each case, be interpreted, construed and governed by and in accordance with the Laws of France without regard to the conflicts or choice of law principles thereof with respect to such matters.

Section 11.10 Consent to Jurisdiction. Except with respect to disputes relating to the Earn-Out as set forth in Exhibit D, the Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America located within the State of Delaware, with respect to any and all claims and Proceedings related to this Agreement (and any actions of any Party hereto in the negotiation, administration, performance or enforcement of this Agreement) and the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Article 9 hereof), and, to the fullest extent permitted by Law, hereby waive, and agree not to assert, as a defense in any action, suit or other Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or other Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably and unconditionally agree that all claims with respect to such action, suit or other Proceeding shall be heard and determined in such a Delaware State or, to the extent permitted by Law, Federal court. Except with respect to disputes relating to the Earn-Out as set forth in Exhibit D, the Parties hereby consent to and grant any such court jurisdiction over the Person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or Proceeding in the manner provided for notices in Section 11.1 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. Except with respect to disputes relating to the Earn-Out as set forth in Exhibit D, with respect to any particular action, suit or other Proceeding contemplated above, venue shall lie solely in the Court of Chancery of the State of Delaware or such Federal court located within the State of Delaware. Except with respect to disputes relating to the Earn-Out as set forth in Exhibit D, the Parties further agree, to the extent permitted by Law, that final and non-appealable judgment against a party in any action, suit or Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except with respect to disputes relating to the Earn-Out as set forth in Exhibit D, each of the Parties agrees that it will not bring or support any action or Proceeding described in this Section 11.10 other than in the courts as described above. Notwithstanding anything to the contrary herein, nothing herein shall prevent the enforcement of the French Governed Provisions and of the documents referred to in this Agreement respecting the French Governed Provisions before the Commercial Court of Paris (France) (Tribunal de commerce de Paris), and the provisions of this Section 11.10 shall apply to such courts for such matters, mutatis mutandis.

Section 11.11 Entire Agreement. This Agreement and the other Transaction Documents, the Confidentiality Agreement, the CT Confidentiality Agreement, the Disclosure Letter and the Exhibits and Schedules hereto set forth the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, representations or warranties relating to such subject matter. In the event of any inconsistency between the provisions of this Agreement and any Closing Transfer Document, the provisions of this Agreement shall prevail. The Confidentiality Agreement and the CT Confidentiality Agreement shall each be automatically terminated and be of no further force and effect effectively immediately upon the earlier of (a) Closing and (b) the termination of such Contract in accordance with its respective terms.

Section 11.12 No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the Parties. This Agreement does not authorize any Party (a) to bind or commit, or to act as an agent, employee or legal Representative of, another Party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another Party. The Parties are independent contractors with respect to each other under this Agreement. Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.12.

Section 11.13 Limitation on Liability. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT (BUT SUBJECT TO Section 10.3) OR ANY OTHER TRANSACTION AGREEMENT TO THE CONTRARY, IN NO EVENT WILL ANY PARTY HERETO, OR ANY OF ITS AFFILIATES, BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING DIMINUITIONS OR REDUCTIONS IN VALUE, LOST PROFITS, LOST OPPORTUNITIES, THE COST OF COMPLIANCE WITH ANY EQUITABLE REMEDIES OR CHANGES IN BUSINESS PRACTICES, LOSS OF REVENUE, LOST SALES OR OTHER SPECULATIVE DAMAGES) IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF ANY BREACH BY SUCH PARTY OF THIS AGREEMENT, OR ANY FAILURE OF SUCH PARTY TO PERFORM ITS OBLIGATIONS HEREUNDER, REGARDLESS OF WHETHER SUCH BREACHING OR NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT, EXCEPT TO THE EXTENT AWARDED TO A THIRD PARTY BY A GOVERNMENTAL AUTHORITY OR ARBITRATOR IN CONNECTION WITH A THIRD-PARTY CLAIM.

Section 11.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF. EACH PARTY HERETO (A) CONSENTS TO TRIAL WITHOUT A JURY OF ANY SUCH PROCEEDINGS, (B) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (C) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.14.

Section 11.15 Retention of Counsel. Buyer, for itself and, following the Closing, the Purchased Entities, and for Buyer’s and, following the Closing, the Purchased Entities’ respective successors and assigns, irrevocably acknowledges and agrees that all communications between Seller and its Subsidiaries, on the one hand, and legal counsel, on the other hand, including Alston & Bird LLP and De Pardieu Brocas Maffei A.A.R.P.I., made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement that, immediately prior to the Closing, would be deemed to be privileged communications of Seller or any of its Subsidiaries (including the Purchased Entities) and their counsel, shall continue after the Closing to be privileged communications between Seller and such counsel, and neither Buyer nor any Person, acting or purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Purchased Entities and not to Seller. Buyer and the Purchased Entities agree that any attorney-client privilege, attorney work-product protection, and expectation of client confidence arising from or as a result of Alston & Bird LLP’s and De Pardieu Brocas Maffei A.A.R.P.I.’s representation of a Purchased Entity or Seller in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement that exists prior to the Closing, and all information and documents covered by such privilege or protection, shall belong to and be controlled by Seller and may be waived only by Seller, and not a Purchased Entity, and shall not pass to or be claimed or used by Buyer or any Purchased Entity, except with respect to the assertion of such privilege or protection against a third party.

Section 11.16 Rules of Construction.

(a) The Parties have been represented by counsel during the negotiation, preparation and execution of this Agreement and the other Transaction Documents and, therefore, hereby waive, with respect to this Agreement, any other Transaction Document and each Exhibit, each Appendix and each Schedule attached hereto or thereto, the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

(b) When a reference is made in this Agreement to Sections, Exhibits, Appendices or Schedules, such reference shall be to a Section of, or an Exhibit or Appendix to, this Agreement or Schedule to the Disclosure Letter unless otherwise indicated. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any exhibits, appendices and schedules to this Agreement (unless such exhibits, appendices and schedules are separate, executed agreements, in which case such agreement, when executed and delivered, shall constitute a document independent of this Agreement)) and not to any particular provision of this Agreement. The words “include,” “including” or “includes” when used herein shall be deemed, in each case, to be followed by the words “without limitation” or words having similar import. The word “or” shall be inclusive and not exclusive unless used in conjunction with “either” or the like. The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a true, correct and complete copy (subject to any appropriate redactions of Highly Confidential Information (as defined in the CT Confidentiality Agreement)) of the information or material referred to has been physically or electronically provided to the Party to whom such information or material is to be provided, and in addition, in the case of “provided to,” “furnished to,” “delivered to,” or “made available” to Buyer, it means material that has been (i) posted in the “data room” (including in the “clean team” portion thereof and only available to certain of Buyer’s Representatives pursuant to the CT Confidentiality Agreement) established by or on behalf of Seller and hosted by Datasite under the name “Project Nest” or (ii) physically or electronically (via email or facsimile) provided to Buyer or its Representatives. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Unless the context of this Agreement otherwise requires: (A) words of any gender include each other gender; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) references to “day” or “days” are to calendar days; (D) any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (including e-mail communications); (E) references to “non-U.S.” means any non-United States jurisdiction (other than for purposes of Section 4.1, wherein it will have its customary meaning) and (F) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively, and, when calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Notwithstanding anything to the contrary herein, none of Seller, any Share Seller, any Other Seller or any Affiliates of Seller nor any other Person makes any express or implied representation or warranty (including in any information, document or material made available to Buyer or its counsel or other representatives in Buyer’s due diligence review, including in “data rooms” (electronic or otherwise) or management presentations), with respect to the Minority Investment Entities (or their respective assets, employees, liabilities or otherwise), no covenants, obligations or other agreements with respect thereto, or shall have any indemnification obligations with respect thereto, in each case, other than to transfer Seller’s interest in the Minority Investment Entities to Buyer (or the applicable Other Buyer) at the Closing if they are still held, directly or indirectly, by Seller as of immediately prior to the Closing. The phrase “to the extent” means the degree to which a subject or other matter extends, and such phrase shall not simply mean “if”. The word “threatened” or any variation thereof means that the applicable Party has received a formal written demand or notice. References to any statute and related regulation shall include any amendments of the same and any successor statutes and regulations. Each reference to any Contract shall be to such Contract as amended, supplemented, waived or otherwise modified from time to time prior to the Reference Date.

(c) Any reference in this Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless otherwise expressly stated in that reference. Any amounts to be converted into Dollars for the purpose of calculating any amounts under this Agreement shall be converted into Dollars at the Designated Exchange Rate.

Section 11.17 Disclosure Letter. Certain information set forth in Schedules to the Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount or the inclusion of any item in the Disclosure Letter is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business or that such information is material, nor shall such information be deemed to establish a standard of materiality, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in any Schedule of the Disclosure Letter is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. Nothing in this Agreement or in the Disclosure Letter shall be deemed an admission of any liability of, or concession as to any defense available to, any Party or any of their respective Subsidiaries or the Purchased Entities, as applicable (including as to any violation of Law or breach of Contract). Any item disclosed in any Schedule to the Disclosure Letter shall be deemed to have been disclosed with respect to each section in this Agreement (regardless of whether or not such section is qualified by reference to a Schedule to the Disclosure Letter) if the relevance of such disclosure to such section is reasonably apparent on its face. The attachments to the Disclosure Letter form an integral part of the Disclosure Letter and are incorporated by reference for all purposes as if set forth fully therein. In no event shall the listing or disclosure of any information, document or matter in the Disclosure Letter or in the documents referred to therein constitute or be deemed to expand any representation or warranty expressly set forth in this Agreement or imply any representation, warranty, undertaking, indemnity, covenant or other obligation of Seller or any of its Subsidiaries not expressly set out in this Agreement (for this purpose, disregarding the immediately preceding sentence).

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

COMMSCOPE HOLDING COMPANY, INC.

By:
Name:
Title:

VANTIVA SA

By:
Name:
Title:

SIGNATURE PAGE TO PURCHASE AGREEMENT